

3 qua wed	4 qui thu	5 sex fri	6 sáb sat	7 dom sun	8 seg mon	9 ter tue	10 qua wed	11 qui thu	12 sex fri	13 sáb sat	14 dom sun
17 qua wed	18 qui thu	19 sex fri	20 sáb sat	21 dom sun	22 seg mon	23 ter tue	24 qua wed	25 qui thu	26 sex fri	27 sáb sat	28 dom sun
30 ter tue	31 qua wed										

todo dia *every* ***day***

Relatório Anual
Annual Report
2005

Klabin



Índice

Index

todo dia

every day



quando
atuamos com
sustentabilidade



quando
chegamos do
supermercado



quando
não dá
tempo



quando
ganhamos


quando
o Brasil
exporta
ideaindex
quando
recebemos
um produto
em casa
Miss Daisy
quando
comemos
o que mais
gostamos
APASCO
Fraguado Exacto
Resistencia Comprobada
quando
precisamos

sustainability sustentabilidade

leadership liderança

innovation inovação

tradition tradição



Relatório Anual
Annual Report
2005

Klabin

PARCERIA DE **RESULTADOS**

RESULT-ORIENTED PARTNERSHIP

todo **dia**
a **Klabin** está presente.

Parceria é trabalhar o tempo todo com foco nas expectativas de acionistas, clientes, consumidores, fornecedores, colaboradores e comunidades. É com essas parcerias de resultados que a Klabin consegue criar valor sustentado para todos os seus públicos.

Klabin is an integral part of our ***day-to-day.***

rtnership means working full-time to meet e expectations of shareholders, customers, sumers, suppliers, workers and communities through these result-oriented partnerships Klabin can create sustained value for all stakeholders.





Perfil Corporativo *Corporate Profile*

Liderança, inovação e sustentabilidade todos os dias

Leadership, creativity and sustainability every day

Liderança se conquista a cada dia, por meio de grandes parcerias. A Klabin é a maior produtora e exportadora de papéis do Brasil e líder nos mercados de papéis de embalagens e cartões para embalagens, embalagens de papelão ondulado e sacos industriais. É também a maior recicladora de papéis da América do Sul, além de produzir e comercializar madeira em toras – utilizada na indústria moveleira e na construção civil.

Suas 17 unidades industriais no Brasil – localizadas em oito estados – e uma na Argentina totalizam capacidade anual de produção de 1,3 milhão de toneladas de celulose e 1,6 milhão de toneladas de papéis. Projeto de expansão que será iniciado em 2006 ampliará a capacidade de papéis para 2,0 milhões de toneladas e a de papelcartão das atuais 390 mil para 740 mil toneladas/ano.

Organizada em quatro unidades de negócios – Florestal, Papéis, Embalagens de Papelão Ondulado e Sacos Industriais –, atingiu em 2005 uma receita bruta de R$ 3,2 bilhões. No encerramento do ano, contava com 7.459 empregados e 5.514 contratados, totalizando 12.973 colaboradores.

Leadership is a never-ending struggle which is only won with strong alliances. Klabin is the leading producer and exporter of paper in Brazil and market leader in packaging papers and boards, corrugated packaging and industrial sacks. Furthermore, it is the largest recycler in South America and also an important producer of timber in logs which is sold for furniture and building materials.

Its 17 industrial units in Brazil – spread around 8 states with one in Argentina – account for an annual capacity of 1.3 million tons of pulp and 1.6 million tons of paper. The expansion project which will begin in 2006 will increase paper capacity to 2 million tons and cartonboard capacity from today's 390 thousand tons to 740 thousand tons a year.

Organized in four business units – Forestry, Paper, Corrugated Packaging, and Industrial Sacks – the company accumulated gross revenue in 2005 of R$ 3.2 billion. At the closing of the year the company had a total of 12,973 workers of which 7,459 employees and 5,514 out-sourced.


BRASIL

Florestal
Forestry

Angatuba	SP
Telêmaco Borba	PR
Planalto Catarinense	SC

Papéis reciclados
Recycled papers

Goiana	PE
Ponte Nova	MG
Guapimirim	RJ
Piracicaba	SP

Papéis para embalagens
Packaging papers

Angatuba	SP
Telêmaco Borba	PR
Correia Pinto	SC
Otacílio Costa	SC

Embalagens P.O.
Corrugated packaging

Goiana	PE
Feira de Santana	BA
Betim	MG
Del Castilho	RJ
Jundiaí	SP
Piracicaba	SP
Itajaí	SC
São Leopoldo	RS

Sacos industriais
Industrial sacks

Lages	SC
Pilar	Argentina

Seus 190 mil hectares de florestas plantadas de pinus e eucalipto, localizados no Sul do País, são manejados de acordo com o conceito de desenvolvimento sustentável. As áreas plantadas mesclam-se com 128 mil hectares de matas nativas preservadas, em que a flora e a fauna são estudadas por pesquisadores e possibilitam o desenvolvimento de programas de educação ambiental para colaboradores e comunidades. Esse modelo de operação tornou a Klabin a primeira empresa do setor de papel e celulose das Américas a ter suas florestas certificadas pelo *Forest Stewardship Council* (FSC), em 1998. Atualmente, quase 100% das suas florestas têm o selo FSC, além da cadeia de custódia de todas as fábricas de papelcartão e kraftliner.

Os produtos da Klabin fazem parte do dia-a-dia dos consumidores. Os papéis e cartões para embalagens e as embalagens de papel conferem diferenciação, proteção e segurança a alimentos, bebidas, produtos de higiene e limpeza, eletroeletrônicos, cimento, sementes, produtos químicos, óleos e outros.

Sustainable development is the guiding principle for managing the company's 190,000 hectares of planted forests of pine and eucalyptus, which are mainly located in the south of the country. Intermingled with these planted forests, are 128,000 hectares of preserved native forest, where fauna and flora are studied by researchers and where both employees and local communities can benefit from educational environmental programs. Thanks to this forestry system, Klabin became the first company from the pulp and paper sector of the Americas to win certification for its forests from the Forest Stewardship Council (FSC) in 1998. Today, almost 100% of its forests are certified and the cartonboard and kraftliner mills have chain-of-custody certification.

Klabin products are an integral part of the consumer's day-to-day. Paper and board for packaging and the packaging itself differentiate, protect and guarantee the safety of a diversity of products namely foodstuffs, beverages, hygiene and detergents, electro-electronics, cement, seeds, chemicals and oils among others.

Capacidade instalada de produção (*)

Installed production capacity (*)



Madeira – 2,5 milhões t
Wood – 2.5 million t
Florestas
Forests
Pinus e eucalipto
355 mil ha
Pine and eucalyptus
355,000 ha
Área plantada
190 mil ha
Planted area
190,000 ha
Celulose
1,3 milhão t
Pulp
1.3 million t
Sack Kraft
155 mil t
Sack Kraft
155,000 t
100% Integrada
100% Integrated
Sacos Industriais
155 mil t
Industrial Sacks
155,000 t
Cartões Revestidos
390 mil t
Coated Boards
390,000 t
Liquid Packaging Board, Carrier Board e Folding Box Board – 390 mil t
Liquid Packaging Board, Carrier Board and Folding Box Board – 390,000 t
Kraftliner
720 mil t
Kraftliner
720,000 t
Exportações – 420 mil t
Exports – 420,000 t
40% Integrada
40% Integrated
Embalagens de Papelão Ondulado
540 mil t
Corrugated Packaging
540,000 t
OCC 380 mil t
OCC 380 ,000 t
Papel Reciclado
300 mil t
Recycled Paper
300,000 t
100% Integrada
100% Integrated
1,6 milhão t
1.6 million t

(*) Em 31/12/2005

(*) On 31/12/2005



Estados Unidos da América
México
Cuba
Rep. Dominicana
Porto Rico
Jamaica
Honduras
Haiti
Guatemala
Trinidad e Tobago
Panamá
Costa Rica
Venezuela
Suriname
Colômbia
Equador
Peru
Bolivia
Paraguai
Chile
Argentina
Uruguai

Todo dia, em todo o mundo

Every day, everywhere

América do Sul
South America

Argentina *Argentina*

Bolívia *Bolivia*

Chile *Chile*

Colômbia *Colombia*

Equador *Ecuador*

Paraguai *Paraguay*

Peru *Peru*

Suriname *Surinam*

Uruguai *Uruguay*

Venezuela *Venezuela*

América Central e Caribe
Central America and Caribbean

Costa Rica *Costa Rica*

Cuba *Cuba*

Guatemala *Guatemala*

Haiti *Haiti*

Honduras *Honduras*

Jamaica *Jamaica*

Panamá *Panama*

Porto Rico *Puerto Rico*

Rep. Dominicana *Dominican Republic*

Trinidad e Tobago *Trinidad and Tobago*

América do Norte
North America

Estados Unidos da América
United States of America

México *Mexico*


Suécia
Finlândia
Rússia
Grã-Bretanha
Latvia
Estônia
Holanda
Bélgica
Lituânia
Irlanda
Alemanha
Ucrânia
França
Itália
Hungria
Espanha
Portugal
Turquia
Tunísia
Chipre
Síria
Líbano
China
Jordânia
Kuwait
Irã
Israel
Argélia
Marrocos
Egito
Paquistão
Arábia Saudita
Bangladesh
E. Árabes Unidos
Índia
Tailândia
Senegal
Nigéria
Filipinas
Benin
Sri Lanka
Camarões
Malásia
Costa do Marfim
Gana
Cingapura
Tanzânia
Angola
Madagáscar
Moçambique

Europa
Europe

Alemanha *Germany*
Bélgica *Belgium*
Chipre *Cyprus*
Espanha *Spain*
Estônia *Estonia*
Finlândia *Finland*
França *France*
Grã-Bretanha *United Kingdom*
Holanda *Netherlands*
Hungria *Hungary*
Irlanda *Ireland*
Itália *Italy*
Latvia *Latvia*
Lituânia *Lithuania*
Portugal *Portugal*
Rússia *Russia*
Suécia *Sweden*
Turquia *Turkey*
Ucrânia *Ukraine*

África
Africa

Angola *Angola*
Argélia *Algeria*
Benin *Benin*
Camarões *Camerun*
C. do Marfim *Ivory Coast*
Egito *Egypt*
Gana *Ghana*
Madagáscar *Madagascar*
Marrocos *Morocco*
Moçambique *Mozambique*
Nigéria *Nigeria*
Senegal *Senegal*
Tanzânia *Tanzania*
Tunísia *Tunisia*

Ásia e Oriente Médio
Asia and Middle East

Arábia Saudita *Saudi Arabia*
Bangladesh *Bangladesh*
China *China*
Cingapura *Singapore*
E. Árabes Unidos *U.A.E.*
Filipinas *Philippines*
Índia *India*
Irã *Iran*
Israel *Israel*
Jordânia *Jordan*
Kuwait *Kuwait*
Líbano *Lebanon*
Malásia *Malaysia*
Paquistão *Pakistan*
Síria *Syria*
Sri Lanka *Sri Lanka*
Tailândia *Thailand*



Mensagem da Administração
Message from the Management

Pavimentando o futuro

Paving the way to the future.

O ano de 2005 representou um período de desafios e de muitas realizações para a Klabin, com reforço em nossa prioridade em construir todo dia parcerias de resultados com nossos acionistas, clientes, fornecedores, colaboradores e comunidades. Convivemos com um cenário econômico adverso, em uma realidade que exige rápida capacidade de adaptação, com maior produtividade e custos permanentemente decrescentes.

Demos início ao projeto de expansão de capacidade de 1,6 milhão para 2,0 milhões de toneladas, com acréscimo concentrado em cartões revestidos, de maior valor agregado. No processo de pavimentar o futuro para crescer, colocamos também em prática um austero programa de controle de custos e realizamos investimentos de R$ 365,9 milhões em todas as unidades de negócio, que terão impacto positivo no mix de produtos, nos volumes e na qualidade da produção.

Crescimento

O período foi caracterizado pela queda internacional do preço do kraftliner, produto que representa 34% do volume de vendas; pela valorização do real, com impacto negativo nas receitas de exportação; pelo menor crescimento da economia brasileira, que conteve o volume de negócios; e pelo aumento de custos fixos e variáveis, com redução da rentabilidade. A receita bruta manteve-se estável na comparação com 2004, em R$ 3,2 bilhões. A geração de caixa e o lucro líquido, entretanto, apresentaram retração de 24% e 32%, respectivamente.

Na área de cartões, mantivemos um crescimento bastante consistente, com vendas 9% maiores, um desempenho que confirma o acerto do aumento planejado de capacidade. Reforçamos nossa parceria e nos habilitamos como fornecedores globais da Tetra Pak, maior fabricante mundial de embalagens cartonadas.

Em sacos industriais, houve forte demanda pela indústria da construção civil e importantes ganhos de produtividade e qualidade.

Em embalagens de papelão ondulado, investimos na diferenciação em um mercado que opera com excesso de capacidade e pequenas margens de rentabilidade.

Na área florestal, permanecemos como importante fornecedor para fabricantes de produtos de madeira.

Avançamos em desenvolvimento de pessoas, com foco nas competências da Klabin, e idealizamos um programa abrangente de *trainees*, que atraiu 14 mil candidatos e selecionou 20 jovens que serão preparados para assumir posições crescentes na Companhia.

For Klabin, 2005 was a year of challenges and many achievements, and we paid special attention to our priority to build result-oriented partership with our shareholders, customers, suppliers, workers and communities. We had to live with an unfavorable scenario, the reality of which required the ability to adapt quickly by increasing production and constantly decreasing costs.

The first steps were taken in our project to expand capacity from 1.6 million tons to 2.0 million tons a year, the greater part of which will be in coated boards which offer a higher value added. The process of paving the way to future growth has also required us to exercise a very strict program of cost control while carrying out investments to the amount of R$ 365.9 million in all the business units, which will have a positive impact on the product mix, on volumes and on production quality.

Growth

The year was marked by the fall in the price of kraftliner, which accounts for 34% of our sales volumes by the strengthening of the Real, which had a negative impact on export revenues, by the slowdown in the Brazilian economy, which held back business growth, and by the increase in fixed and variable costs, with a consequent drop in profits. Gross revenue remained stable compared to 2004 at R$ 3.2 billion. Cash flow and net profits, however, showed respective drops of 24% and 32%.

In the area of boards, we kept quite consistent growth with 9% more sales, which together confirm our decision to increase capacity. We strengthened our partnership with and became global suppliers to Tetra Pak, the largest manufacturer of liquid packaging in the world.

In industrial sacks there was strong demand from the building industry and important gains in both productivity and quality. In corrugated packaging, we invested in differentiation in a market which is operating with over-capacity and low profit margins.

In the forestry area, we continued to be important suppliers to manufacturers of wood products.

We made progress in the development of human resources, with special focus on Klabin's competencies, and we introduced a wide-ranging trainee program, which attracted 14 thousand candidates, out of which 20 young graduates were selected, who will be prepared for career growth within the Company.

Sustentabilidade

Como resultado de uma gestão florestal sustentável, conquistamos a certificação do *Forest Stewardship Council* (FSC) para a cadeia de custódia da produção de cartões e kraftliner, tornando a Klabin a primeira e única empresa do mundo a obter a certificação conjunta para esses papéis, da mais exigente e respeitada certificadora. Fato marcante também foi a aprovação, pelo Conselho de Administração, da Política de Sustentabilidade Klabin, que alinha a atuação no dia-a-dia de todos os colaboradores.

Reforçamos o programa de fomento florestal, assumindo a condição de avalistas de operações de crédito para produtores credenciados e interessados no plantio de florestas nos Estados do Paraná e de Santa Catarina. Apoiamos ainda o Programa Matas Legais, que busca estimular o planejamento da propriedade rural, o cumprimento da legislação ambiental, a recuperação e a conservação das áreas de preservação permanente, sendo desenvolvido em parceria com a Associação de Preservação do Meio Ambiente do Alto Vale do Itajaí (Apremavi), a Empresa de Pesquisa Agropecuária de Santa Catarina (Epagri) e a Empresa Paranaense de Assistência Técnica e Extensão Rural (Emater).

Demos também importantes passos em responsabilidade social corporativa, por meio da estruturação do programa Jovem de Futuro em 11 municípios onde a Klabin atua, com a missão de apoiar o jovem como agente do desenvolvimento comunitário. Foi fortalecida também a Associação de Voluntários da Klabin, Terra Viva, que apóia e estimula o voluntariado entre os colaboradores.

Com base nesse desempenho, a Klabin recebeu vários reconhecimentos durante o ano, destacando os prêmios: Eco, concedido pela Câmara Americana de Comércio (Amcham); Fornecedor dos Fornecedores, da Associação Paulista de Supermercados (Apas); CNI de Desenvolvimento Sustentável, da Confederação Nacional da Indústria (CNI); Expressão de Ecologia, pelo Programa de Fitoterapia da Editora Expressão; e de Comunicação Corporativa, concedido pela Universidade de São Paulo, entre outras distinções.


PROGRAMA KLABIN









Sustainability

As a result of our sustainable forest management, we won Forest Stewardship Council certification for chain-of-custody board and kraftliner production, which meant that Klabin became the first and only company in the world to obtain this joint certificate from the most demanding and respected certifying organization. Another landmark was the Board of Directors' approval of Klabin's Sustainability Policy which sets out guidelines for the day-by-day behavior of its workers.

We built up our forest incentive program, through which we guarantee credit operations for qualified farmers who are interested in planting forests in Parana and Santa Catarina States. We have also supported the Legal Woods Program, the aim of which is to encourage rural planning, observance of environmental legislation and recuperation and conservation of areas destined for permanent protection. This program is being set up together with the Environmental Preservation Association of the Itajai Upper Valley (Apremavi), the Farming and Cattle-raising Research Company of Santa Catarina (Epagri) and the Parana Company for Technical Assistance and Rural Extension (Emater).

We have taken important steps in corporate social responsibility in 11 municipalities where Klabin is active, by introducing our Youth with a Future Program, the purpose of which is to give support to the young as agents in their own community's development. Besides this, we have given extra support to the Terra Viva Program which encourages volunteer work among our employees.

In recognition of this performance Klabin received several awards during the course of the year, one of which deserves special mention: the Eco Prize given by the American Chamber of Commerce (AmCham) for Corporate Sustainability Management. Other awards which we were proud to receive were Supplier to the Suppliers, given by the Supermarket Association of Sao Paulo (APAS); CNI Sustainable Development by the National Confederation of Industry; Ecological Expression for the Phytotherapy Program by Editora Expressão and Corporate Communication, granted by the University of Sao Paulo, among others.

Visão de futuro

Esperamos para 2006 um cenário internacional e nacional mais favorável a nossos negócios, permitindo que a Klabin atinja o objetivo de melhoria do desempenho. Continuamos trabalhando na redução de custos e na melhoria de qualidade, para a criação de valor de modo sustentável para acionistas e investidores. Daremos também início ao projeto de expansão da fábrica de Monte Alegre (PR), que prevê investimento de R$ 1,5 bilhão para aumentar a capacidade instalada das atuais 700 mil toneladas/ano para 1,1 milhão de toneladas/ano, sendo 680 mil toneladas/ano de cartões revestidos.

São as parcerias de resultados que nos permitem avançar na criação de valor sustentado, base para o crescimento que planejamos. Elas estão presentes todo dia para a Klabin, com o comprometimento dos colaboradores, a confiança dos clientes – que são a base do que fazemos e nos animam para o crescimento – e o apoio dos acionistas, que asseguram as condições para atingirmos nossos objetivos.

A Administração

Outlook for the future

In 2006, we expect international and national scenarios to be more favorable for our business, which will allow Klabin to reach its goal of improved performance. We continue to work for cost reduction and quality improvement, creating value in a sustainable way for both shareholders and investors. We will also begin the expansion project in the Monte Alegre (PR) mill, with a forecast investment of R$ 1.5 billion, which will boost installed capacity from the current 700 thousand tons a year to 1.1 million tons a year, 680 thousand tons of which in coated boards.

It is thanks to these result-oriented partnerships, that we have been able to progress, creating sustained value, which is the basis for our future investments and growth. These are a vital part of Klabin's existence and can be found in employee commitment and customer trust – which drive all we do and inspire us to grow – and in shareholder support, the guarantee we need to reach our goals.

The Management




Principais Indicadores *Key Indicators*



Para possibilitar a comparabilidade de exercícios, tendo em vista a reestruturação financeira ocorrida em 2003, foram elaboradas demonstrações Pro forma para os exercícios de 2001 a 2003, até o resultado operacional desconsiderando todos os negócios que não fazem mais parte da Klabin S.A.

Due to the financial restructuring of the company in 2003, pro forma statements of operating income for the fiscal years from 2001 to 2003 have been prepared, but which exclude all the business areas no longer part of Klabin S.A.
This is intended to make it possible to compare the different years on an equal basis.

		Pro Forma *Pro Forma*			
	2001	2002	2003	2004	2005
Volume de vendas (mil t) *Sales Volume ('000 t)*					
Total *Total*	1.180	1.233	1.190	1.343	1.377
Mercado Interno *Domestic Market*	831	832	733	789	810
Mercado Externo *Export Market*	349	401	457	554	567
Resultados (R$ milhões) *Results (R$ million)*					
Receita Bruta *Gross Income*	1.826	2.140	2.707	3.202	3.236
Receita Líquida *Net Income*	1.586	1.877	2.369	2.730	2.706
Mercado Interno *Domestic Market*	1.203	1.353	1.713	1.915	1.978
Mercado Externo *Export Market*	383	524	656	815	728
Lucro Bruto *Gross Profit*	594	875	1.090	1.256	1.026
Resultado operacional (EBIT) *Operational Result (EBIT)*	278	483	636	759	509
EBITDA *EBITDA*	460	707	866	991	755
Lucro Líquido *Net Profit*	-	-	-	457	309
Margens *Margins*					
Margem Bruta *Gross Margin*	37%	47%	46%	46%	38%
Margem EBITDA *EBITDA Margin*	29%	38%	37%	36%	28%
Margem Líquida *Net Margin*	-	-	-	17%	11%
Indicadores *Indicators*					
Ativo Total (R$ milhões) *Total assets (R$ million)*	4.435	4.746	3.825	4.368	4.696
Patrimônio Líquido (R$ milhões) *Net Assets (R$ million)*	1.288	1.084	1.818	2.108	2.245
Retorno sobre o Patrimônio Líquido *Return on Net Assets*	-	-	-	22%	14%
Capitalização total *Total capitalization*	3.834	3.969	2.532	2.755	2.732
Dívida Líquida (R$ milhões) *Net Debt (R$ million)*	2.458	2.821	513	498	319
Dívida Líquida/EBITDA *Net Debt/EBITDA*	5,3	4,0	0,6	0,5	0,4
Dívida Líquida/Capitalização total *Net Debt/Total Capitalization*	64%	71%	20%	18%	12%
Investimentos (R$ milhões) *Investments (R$ million)*	97	83	125	337	366

Receita bruta (R$ milhões)
Gross income (R$ million)



1.826
2001
2.140
2002
2.707
2003
3.202
2004
3.236
2005

Lucro bruto (R$ milhões)
Gross profit (R$ million)



594
2001
875
2002
1.090
2003
1.256
2004
1.026
2005

EBITDA (R$ milhões)
EBITDA (R$ million)


460
2001
707
2002
866
2003
991
2004
755
2005

Volume de vendas (mil toneladas)
Sales volume ('000 tons)


1.180
349
831
2001
1.233
401
832
2002
1.190
457
733
2003
1.343
554
789
2004
1.377
567
810
2005
Exportação
Export market
Mercado doméstico
Domestic market

Distribuição das vendas por volume – 2005
Distribution of sales volume – 2005


59%
41%
Exportação
Export market
Mercado doméstico
Domestic market

Distribuição da receita líquida – 2005
Distribution of sales revenue – 2005


73%
27%
Exportação
Export market
Mercado doméstico
Domestic market



Estratégia Empresarial *Company Strategy*

Cultivando parcerias de resultados

Cultivating result-oriented partnerships

Os objetivos estratégicos da Klabin são a criação de valor sustentado para todos os públicos com os quais se relaciona – acionistas, clientes, colaboradores, fornecedores e comunidades – e a consolidação da liderança nos mercados em que atua, por meio de parcerias de longo prazo com resultados que impulsionem o desenvolvimento.

Para isso, investe no crescimento dos negócios a partir dos seus diferenciais de inovação, qualidade, tradição, liderança de mercado e sustentabilidade empresarial. Busca atender às necessidades e expectativas de seus clientes e conquistar novos mercados, com foco em excelência de desempenho, rentabilidade e desenvolvimento de produtos e serviços.

Empresa comprometida com as exportações – por vocação e por reconhecer que a maior escala de produção exige, além das vendas no mercado brasileiro, a competição nos mercados globais – a Klabin estruturou seus planos de crescimento para ampliar a participação dos negócios externos na composição de volumes e receitas.

O incremento tem como prioridade os produtos de maior valor agregado, com o uso de tecnologias de ponta e que exploram as vantagens competitivas da Companhia. Entre elas ainda se alinham custo competitivo, sustentabilidade ambiental e florestal e domínio da tecnologia para a utilização de um mix de fibras curtas e longas na produção de papéis para embalagem. Os processos de qualidade são certificados por organismos internacionais reconhecidos.

No acompanhamento da execução dessas estratégias de longo prazo, utiliza a metodologia de Valor Econômico Agregado (EVA® – *Economic Value Added*).

Klabin's strategic goals are to create sustained value for all its stakeholders – shareholders, customers, workers, suppliers, and communities – and to strengthen its leadership position in all its markets, by building long-term relationships that lead to result-driven development.

To this end, the Company invests in the growth of its business by differentiating itself from the competition through innovation, quality, tradition, market leadership and company sustainability.

It seeks to meet the needs and expectations of its customers and to conquer new markets by focusing on excellence in performance, profitability and the development of products and services.

The Company is committed to exports – by vocation and by recognizing the fact that an increased scale of production obliges the Company to be competitive on world markets, and not just on the Brazilian market. As part of its growth plans, Klabin will expand the share of export business in its mix of sales and revenues.

This expansion will focus mostly on higher value-added products, which use state-of-the-art technology, and which exploit the many competitive advantages of the Company. These include competitive costs, forestry and environmental sustainability as well as expertise in the use of long and short fibers in the production of packaging papers. Klabin's quality processes have all been certified by internationally recognized organizations.

To sustain this long-term strategy, the Company has adopted Economic Value Added (EVA®) methodology.

tradiç
inovação
liderança
sustentabilidade



"Não importa de onde viemos, nem para onde vamos; importa sim o que fazemos para tornar melhor o local em que vivemos. Com essa filosofia de trabalho, iniciamos nossas atividades operacionais em julho de 2003 e sentimo-nos hoje realizados por gerarmos quase 1.000 empregos diretos na comunidade, trazendo para nossa região um dos mais modernos conceitos industriais-madeireiros da América Latina. Isso só foi possível graças a um conceito de trabalho sério, de confiança mútua e visão de longo prazo, fruto da sólida parceria com a Klabin."

Armando Giacometti – diretor administrativo da Indústria Brasileira de Molduras



Pólo estimula **crescimento**

A madeira manejada de pinus e eucalipto da Klabin possibilitou o início de um Pólo Madeireiro no município de Telêmaco Borba (PR). Criado em 1993, em parceria da Klabin com a Prefeitura Municipal, o Serviço Nacional da Indústria (Senai) e o Centro de Tecnologia da Madeira e do Mobiliário (Cetmam), hoje o Pólo tem vida própria.

O Pólo atraiu mais de 50 indústrias para a região, com a criação de aproximadamente 3.500 empregos. Apenas uma delas, a Indústria Brasileira de Molduras, mantém cerca de 1.000 funcionários diretos. Nos últimos sete anos, a receita do município mais que dobrou e a arrecadação de ICMS cresceu 70% no mesmo período.

O projeto inclui a capacitação de mão-de-obra local, formando profissionais para atuar na industrialização da madeira e em marcenarias. São molduras, compensados e móveis comercializados nos Estados Unidos e na Europa, mercados que exigem certificados de origem para a madeira utilizada.

Além disso, a parceria estimulou o surgimento de novas empresas de serviços e incentivou a instalação de uma Central de Aproveitamento de Resíduos.



regional





Desempenho Operacional
Operational Performance

Durante o ano de 2005, as fábricas de papel e cartão produziram a plena capacidade, com recordes de produção e de volume de vendas.

Os resultados do ano foram influenciados por condições adversas, tais como: baixo crescimento da economia brasileira, juros reais elevados, valorização do real perante o dólar e o euro e grande redução dos preços internacionais do principal produto de exportação, o kraftliner, que estão em recuperação desde o quarto trimestre de 2005.

No setor florestal, a madeira produzida foi processada nas fábricas de papel da Klabin ou comercializada para serrarias e laminadoras do Paraná e de Santa Catarina.

O destaque do ano foi o desempenho dos cartões que, em virtude das melhorias tecnológicas introduzidas nas fábricas, apresentaram grande avanço na qualidade além de incremento na capacidade instalada.

As fábricas de conversão de sacos industriais trabalharam a plena capacidade, mantendo seu *market share* no Brasil e na Argentina.

As unidades de conversão de caixas de papelão ondulado operaram com capacidade ociosa, em virtude da retração da atividade econômica decorrente da combinação adversa de alguns fatores, tais como: juros altos, real valorizado e crise política.

O volume de vendas de madeira para terceiros atingiu 2,9 milhões de toneladas, 11% inferior ao volume vendido em 2004.

O volume de produção de papéis totalizou 1.492,1 mil toneladas, 2% superior ao volume produzido no ano anterior.

O volume de vendas de papéis e embalagens consolidado foi de 1,4 milhão de toneladas, 3% superior a 2004.

Em 2005, a Klabin exportou 567,3 mil toneladas, 2% superior ao ano anterior.

O volume de vendas em 2005 de papéis e cartões totalizou 801,4 mil toneladas, 2% superior a 2004, com receita líquida de R$ 1.153,6 milhões.

O volume de vendas de sacos industriais em 2005 foi de 115,0 mil toneladas, 1% inferior a 2004.

A expedição de embalagens de papelão ondulado foi de 419,5 mil toneladas em 2005, 2% superior a 2004.

During 2005 the paper and board mills ran at full capacity, setting records in both production and sales.

The year's results were affected by adverse conditions, such as: low growth in the Brazilian economy, high real interest rates, the strengthening of the Real against the dollar and the euro, and a big drop in the international price of kraftliner, which has been recovering since the fourth quarter of 2005.

Wood produced in the forestry sector was either processed in Klabin paper mills or sold to saw-mills and laminators in Parana and Santa Catarina.

The highlight of the year was the performance of the boards which, with new technology introduced in the mills, made a great leap in quality as well as an increase in installed capacity.

The industrial sack conversion plants worked at full capacity, and held on to their market share in Brazil and Argentina.

The corrugated box plants ran with idle capacity, because of a slowdown in the economy, due to an unfavorable combination of several factors; high interest rates, strong local currency and a political crisis.

The sales volume of wood to third parties was 2.9 million tons, 11% below the sales of 2004.

Paper production reached 1,492,100 tons, 2% up on last year's production.

Combined paper and packaging sales were 1.4 million tons, 3% over 2004.

In 2005, Klabin exported 567.3 thousand tons, 2% over the previous year.

Sales volumes in 2005 of paper and boards totaled 801.4 thousand tons, 2% above 2004, with a Net Revenue of R$ 1,153.6 million.

Sales volume of industrial sacks was 115 thousand tons in 2005, 1 % below 2004.

419.5 thousand tons of corrugated packaging were shipped in 2005, 2% up on 2004.

Desempenho dos negócios

Em 2005, o volume de vendas consolidado (excluindo madeira) totalizou 1.377,1 mil toneladas, 3% superior a 2004. O crescimento do volume de vendas foi de 2% no mercado externo e de 3% no mercado doméstico.

Performance of the business units

In 2005, the volume of consolidated sales (excluding wood) totaled 1,377,100 tons, 3% above 2004. Growth in sales volume was 2% in the export market and 3% in the domestic market.


MARTIN

Volume de vendas por mercado (mil toneladas)
Sales volume by market sales ('000 tons)



1.343
41%
59%
2004
1.377
41%
59%
2005
Exportação
Export market
Mercado doméstico
Domestic market

Volume de vendas por produto
Sales volume by product



4%
34%
8%
24%
30%
Kraftliner
Kraftliner
Cartões
Boards
Caixas P.O.
Corrugated Boxes
Sacos Industriais
Sacks
Outros
Others
Não inclui madeira
Not Including wood

A receita bruta em 2005 atingiu R$ 3,2 bilhões, equivalente a US$ 1,3 bilhão. A receita líquida de vendas consolidada (incluindo madeira) totalizou R$ 2,7 bilhões, 1% abaixo do ano anterior.

Gross Revenue in 2005 came to R$ 3.2 billion, equivalent to US$ 1.3 billion. Consolidated Net Sales Revenue (including wood) totaled R$ 2.7 billion, 1% below the year before.

Receita líquida por mercado (R$ milhões)
Net revenue by market (R$ million)



2.730
30%
70%
2004
2.706
27%
73%
2005
Exportação
Export market
Mercado doméstico
Domestic market

Receita líquida por produto
Net revenue by product



10%
13%
3%
19%
24%
31%
Kraftliner
Kraftliner
Cartões
Boards
Caixas P.O.
Corrugated Boxes
Sacos Industriais
Sacks
Madeira
Wood
Outros
Others
Inclui madeira
Including wood

Pesquisa e desenvolvimento

A Klabin tem avançado na consolidação da atividade de pesquisa e desenvolvimento, abrangendo florestas, papéis, cartões e produtos convertidos. Nesse processo, atua em parceria com o STFI-Packforsk, centro de pesquisa da indústria de papel, celulose e embalagem da Suécia, que é referência mundial em inovação de produtos com alto valor agregado.

A inovação é direcionada a atender às necessidades dos clientes, que são parceiros no desenvolvimento de produtos, processos e materiais que conferem ganhos de produtividade e qualidade. O trabalho é realizado também com a colaboração de fornecedores de equipamentos e insumos.

Logística

Acordo comercial celebrado com a América Latina Logística (ALL) representará um diferencial da Klabin nos serviços prestados aos clientes do mercado externo, além de reduzir o custo do transporte de bobinas de papéis e cartões para embalagens da fábrica de Monte Alegre (PR) para o Porto de Paranaguá (PR). O transporte por esse modal representará uma escala de serviços logísticos compatível com a proposta de crescimento da Empresa, oferecendo aos clientes mais agilidade no processo de recebimento das mercadorias. Também foi desenvolvido vagão especial para o transporte de papel.

No médio prazo, será examinado o uso desse transporte no Mercosul e no atendimento ao mercado interno.



Research and development

Klabin has made strides in consolidating research and development activities covering forestry, paper, boards and converted products. The Company joined partners in this venture with STFI-Packforsk, the Swedish research center for the pulp, paper and packaging industry, and world benchmark in the innovation of high value-added products. This innovation is centered on the needs of our customers, who are our partners in the development of products, processes and materials which present gains in productivity and quality. We also carry out research and development in collaboration with our equipment and raw materials suppliers.

Logistics

A commercial agreement that has been signed with ALL (America Latina Logística) will mean that Klabin can differentiate its services to customers in the export market, and also reduce transport costs of the reels of packaging paper and board from the mill in Monte Alegre to the Port of Paranagua (PR). This modal transport system will present a range of logistical services compatible with the growth proposal of the Company, bringing faster delivery times to the customers. A special railcar has been developed to transport paper. In the medium term, the possibility of also using this form of transport for the Mercosul and the domestic market will be studied.



Unidade de Negócio Florestal

A Klabin movimentou 8,0 milhões de toneladas de toras de pinus, toras de eucalipto e cavacos e resíduos para energia em 2005, volume 1% inferior a 2004, dos quais 5,1 milhões de toneladas foram transferidas para suas fábricas do Paraná, de Santa Catarina e de São Paulo.

O volume de vendas de madeira para serrarias e laminadoras no Paraná e em Santa Catarina foi de 2,9 milhões de toneladas em 2005, 11% inferior a 2004. A receita líquida das vendas para terceiros foi de R$ 286,7 milhões, 5% menor que no ano anterior.

A construção civil nos Estados Unidos continuou aquecida durante o ano, e o índice *housing starts* registrou média anual superior a 2,0 milhões (comparado à média histórica de 1,6 milhão). Por outro lado, o fortalecimento do real diante do dólar teve efeito negativo nos preços dos produtos exportados pelos clientes da Klabin.

As florestas da Klabin no Paraná e em Santa Catarina são certificadas pelo *Forest Stewardship Council* (FSC), atestado de que o manejo das florestas é socialmente justo, ambientalmente correto e economicamente viável.

Ao final de 2005, a Klabin possuía 355 mil hectares de área florestal, dos quais 190 mil hectares de florestas plantadas e 128 mil hectares de florestas nativas preservadas. Em 2005 foram plantados 16 mil hectares, em áreas próprias e arrendadas. Para abastecer suas unidades industriais e vendas de toras para terceiros, foram utilizados cerca de 15 mil hectares.





Forestry Business Unit

Klabin transported 8 million tons of pine and eucalyptus logs, chips and wood residues in 2005, 1% less than in 2004; 5.1 million tons of these were inter-company transfers to the company's own mills in Parana, Santa Catarina and Sao Paulo.

A total of 2.9 million tons of timber was sold to sawmills and laminating operations in Parana and Santa Catarina in 2005, 11% below 2004. Net Revenue from sales to third parties was R$ 286.7 million, 5% below the year before.

North American civil construction remained strong throughout the year and the housing starts index rose above 2 million (compared to a historical average of 1.6 million). On the other hand, the strengthening of the Real against the dollar negatively affected the export prices of Klabin customers.

Klabin's plantations in Parana and Santa Catarina have been certified by the Forest Stewardship Council, testifying to the fact that the company's forests are managed in a socially just, environmentally responsible and economically viable manner.

At the close of 2005, Klabin owned 355,000 hectares of forests, 190,000 hectares of which are planted forests and 128,000 hectares are preserved native forests. 16,400 hectares of both company and leased land were planted in 2005, and approximately 15,000 hectares were used to supply its own industrial operations and sell logs to third parties.

tradição innovation
inovação leadership
liderança sustainability
sustentabilidade



"Quando colhi a minha primeira floresta, no ano passado, dois sentimentos antagônicos me invadiram: a satisfação de ter colhido os excelentes resultados de um projeto e o sentimento de perda: perda de tempo por não ter iniciado antes e por não ter plantado mais."

Wilian Buss Costa, de Reserva (PR) – proprietário de 72 hectares, cultiva 29 hectares de eucalipto, 16 hectares de pinus e no restante da área cultiva milho, pastagens e tem uma pequena criação de gado



Semeando o desenvolv

Sowing the seeds of ***sustainable development***

Como prova de que o desenvolvimento sustentável está na raiz do seu trabalho, a Klabin atua como avalista de produtores credenciados e interessados em obter financiamento bancário para a plantação de florestas. Os pequenos e médios produtores normalmente têm dificuldade de oferecer as garantias exigidas pelas instituições financeiras. Com o aval da Companhia, eles passam a ter acesso direto a recursos de linhas de crédito, e a dívida é quitada com parte da madeira resultante do projeto financiado.

Até o ano de 2012, a Companhia pretende elevar de 8% para 20% a participação de fomentados no seu abastecimento de madeira. A parceria envolve cerca de 11.000 produtores nos Estados do Paraná e de Santa Catarina e 56.467 hectares de florestas cultivadas, dos quais 5.865 hectares foram plantados em 2005 por 1.230 produtores. Desde o início do programa – em 1984, em Santa Catarina, e 1987, no Paraná – foram distribuídos 90 milhões de mudas, sendo 9,5 milhões em 2005.



mento sustentável

As evidence that sustainable development lies at the root of its work, Klabin acts as guarantor for qualified farmers interested in obtaining bank financing for planted forests. Small and medium-sized producers normally have difficulty supplying the guarantees required by financial institutions. With the Company's backing, they can get direct access to funds from two lines of credit and their loans are paid off with part of the wood that comes from the financed project.
With Klabin's forestry incentive program, the company's goal is to increase the amount of wood supplied by participants from 8% to 20% by the year 2012.This strategic alliance involves around 11,000 farmers in the States of Parana and Santa Catarina and 56,467 hectares of planted forests, 5,865 of which were planted in 2005 by 1,230 farmers. Since the beginning of the program – in 1984 in Santa Catarina and in 1987 in Parana – 90 million seedlings have been distributed, 9.5 million of which just in 2005.

"When I harvested my first plantation, last year, I was overcome by two conflicting sentiments: the satisfaction of having reaped excellent results from a project and a sense of loss; loss of time for not having started sooner and not having planted more."

***Willian Buss Costa**, from Reserva (PR) – owner of 72 hectares, is planting 29 hectares of eucalyptus, 16 hectares of pine and in the rest of his land he plants corn, pasture and has a small herd of cattle*

Unidade de Negócio Papéis

O volume de vendas de papéis e cartões para terceiros foi recorde, totalizando 801,4 mil toneladas, aumento de 2% em relação ao ano anterior. As exportações representaram 65% do volume total e tiveram crescimento de 2% em relação a 2004.

A receita líquida de papéis e cartões totalizou R$ 1.153,6 milhões, 4% inferior a 2004. As exportações representaram 54% do total.

As exportações de kraftliner em 2005 atingiram 426,1 mil toneladas, com receita líquida de R$ 443,5 milhões, 2% e 17% inferiores a 2004, respectivamente.

Contribuíram negativamente para esses resultados a valorização do real perante o dólar e a queda do preço internacional do kraftliner, que começou a se recuperar a partir do quarto trimestre de 2005.

Para 2006, a estratégia de exportação de kraftliner contempla, além do mercado interno, o aumento de participação nos mercados latino-americanos, com forte ênfase na Argentina, que vem apresentando crescimento econômico expressivo.

As vendas totais de cartões atingiram 329,5 mil toneladas, com destaque para as embalagens de líquido e o abastecimento do mercado doméstico, incluindo as empresas brasileiras responsáveis pelas exportações de frangos, carnes e seus derivados, além da exportação direta de cartões pela Klabin. As exportações de cartões atingiram 95,0 mil toneladas, acréscimo de 27% em relação a 2004.







Paper Business Unit

The sales volume of paper and boards to third parties set a record, totaling 801.4 thousand tons, an increase of 2% when compared with the previous year. Exports accounted for 65% of the total volume and grew 2% in comparison to 2004.

Net revenue from paper and boards totaled R$ 1,153.6 million, 4% below 2004. Exports accounted for 54% of the total.

Kraftliner exports reached 426.1 thousand tons in 2005, with a net income of R$ 443.5 million, 2% and 17% less than 2004, respectively.

Some factors contributed negatively to those results, namely: the gain of the Real against the US dollar and the slump in the international price of kraftliner, which started to recover as of the fourth quarter in 2005.

For 2006, kraftliner export strategy is looking, beyond the domestic market, to increase its share in Latin American markets, with special emphasis on Argentina which has been showing significant economic growth.

Total sales of boards reached 329.5 thousand tons, with a special mention for liquid packaging and supply in the domestic market, including the Brazilian companies responsible for exports of chicken, beef and their sub-products, in addition to direct exports of board by Klabin. Board exports totaled 95 thousand tons, an increase of 27% when compared with 2004.

tradição

inovação

liderança

sustentabilidade



"A parceria com a Klabin foi vital para o desenvolvimento do mercado das embalagens cartonadas da Tetra Pak no Brasil e na América do Sul. A qualidade do papel da Klabin e de seus serviços a elevou à condição de fornecedora global, suprindo hoje vários países."

Nelson Findeiss – presidente da Tetra Pak Brasil



Parceria todo dia, **em todo**

*Partnership – every day and **everywhere***

A Klabin apoiou a Tetra Pak, via fornecimento de cartão, no desenvolvimento do mercado de embalagens cartonadas no Brasil. Em conjunto, aperfeiçoaram o papelcartão que hoje envasa leites e derivados, sucos de fruta, atomatados e outros alimentos presentes no dia-a-dia da população.

A partir daí, a Klabin tornou-se o principal fornecedor da empresa na América Latina, qualificando-se para abastecer regularmente outras unidades mundiais.

Em 2005, também confirmou sua qualificação como fornecedor global para as unidades da Espanha, Ucrânia, Rússia, Hungria, Cingapura e China – onde está instalada a maior fábrica mundial da Tetra Pak. Para transportar as bobinas, foi desenvolvida uma embalagem especial e reforçada, que mantém a integridade do cartão.

A capacidade de inovação tem ampliado constantemente essa parceria, que envolve também assistência técnica e cursos sobre a complexidade da manufatura de papel. Contribuiu também para viabilizar o desenvolvimento, pela TSL Ambiental, da tecnologia a Plasma, um processo pioneiro mundialmente para a separação de frações de papel, alumínio e polietileno na reciclagem de embalagens. Nesse projeto, que reduz o impacto ambiental e agrega valor às embalagens pós-consumo, Klabin, Tetra Pak e Alcoa foram parceiras da TSL.



o mundo

Klabin supported Tetra Pak by supplying board in the development of the liquid packaging market in Brazil. Together, they perfected the liquid packaging board which makes packages for milk, milk sub-products, fruit juices, tomato pulps, and other foodstuffs which are to be found every day on the consumer's table. That led to Klabin becoming the main supplier of Tetra Pak in Latin America and qualifying as a regular supplier to many other Tetra plants throughout the world.
In 2005, Klabin also qualified as a global supplier to plants in Spain, Ukraine, Russia, Hungary, Singapore and China – where Tetra has installed the largest plant in the world.
To keep the board in perfect condition until it arrives, a special reinforced wrapping was developed to protect the reels during shipment. The capacity to innovate has been a constant in helping to broaden this partnership, which also covers technical assistance and courses on all the aspects of paper manufacturing. It also contributed to the development of a feasible Plasma technology by TSL Ambiental, a worldwide pioneer process for the separation of the paper, aluminum and polyethylene components during recycling of the packages.
In this project, which reduces environmental impacts and adds value to post-consumer packaging, Klabin, Tetra Pak and Alcoa were TSL's partners.

"Our partnership with Klabin was of vital importance in the development of Tetra Pak's liquid packaging market in Brazil and South America. The quality of Klabin's board and its services qualified it to be our global supplier, and now it is supplying our plants in several other countries."

Nelson Findeiss – president of Tetra Pak Brazil


inovação
liderança
sustentabilidade

"A Klabin e a Cartocor são parceiras em inovação. A qualidade de nossos produtos depende da qualidade dos papéis que usamos."

Guillermo Muller – gerente de negócios de papel e cartão – Cartocor



Crescimento conjunto na

A Klabin é grande fornecedora do mercado argentino, onde se destaca a Cartocor. Em parceria, elas têm superado as dificuldades conjunturais que afetaram Brasil e Argentina. Em 2005, a Klabin estabeleceu como prioridade assegurar o fornecimento de papel necessário para o crescimento da produção de caixas, já que o mercado argentino de embalagens tem crescido a uma taxa superior ao PIB. Também adotou ações para melhorar os serviços de atendimento ao cliente, que vão desde a programação de produção até a assistência técnica preventiva e corretiva.



América Latina

Klabin is a big supplier to the Argentinean market, where Cartocor is a leader in [illegible] the two [illegible]

production of corrugated boxes, given that Argentina's packaging sector has been expanding at a rate higher than GDP. The Company has taken measures to improve [illegible]

"Klabin and Cartocor are partners in innovation. The quality of our products depends on the quality of the papers we use."

Guillermo Müller – paper and cartonboard manager – Cartocor

Unidade de Negócio Embalagens de Papelão Ondulado

As informações divulgadas pela Associação Brasileira de Papelão Ondulado (ABPO) indicam que a expedição de caixas, chapas e acessórios totalizou 2,2 milhões de toneladas em 2005, 2,4% superior a 2004. Esse resultado fez com que o consumo de papelão ondulado atingisse o mesmo patamar de 2002.

A expedição de caixas e chapas de papelão ondulado da Klabin atingiu 419,5 mil toneladas, 2% superior a 2004, mantendo sua liderança no mercado brasileiro.

A receita líquida totalizou R$ 843,3 milhões, 5% acima do ano anterior.

Para atuar em um segmento altamente competitivo, a Klabin tem investido em inovação dos produtos e processos, o que inclui reengenharia de materiais, canais de distribuição, sistemas de embalagem e prestação de serviços. Conta ainda com os diferenciais de escala de produção, domínio de tecnologia, verticalização e pulverização geográfica – com oito unidades industriais, em seis estados brasileiros – que permitem identificar a melhor alternativa de custo-benefício para seus clientes.







Corrugated Packaging Business Unit

Figures published by the Brazilian Association of Corrugated Boards (ABPO) indicate that 2.2 million tons of boxes, sheets and accessories were shipped in 2005, 2.4% more than 2004. With this result, consumption of corrugated packaging in Brazil returned to the same levels as in 2002.

Klabin shipped 419.5 thousand tons of corrugated boxes and sheets, 2% above 2004, and held on to its position as market leader in Brazil.

Net Revenue totaled R$ 843.3 million, 5% over the previous year.

To perform in a highly competitive segment, Klabin has invested in product and process innovation, which includes materials reengineering, distribution channels, packaging systems and services. It also counts on differentials such as scale of production, technological expertise, vertical integration and a wide geographical base – with eight plants in six Brazilian states – permitting the company to choose the best cost/benefit alternative for its customers.

tradição

inovação

liderança

sustentabilidade


438

"Fomos os primeiros a exportar para o Japão. A parceria com a Klabin foi fundamental para isso."

Nelson Costa Filho – Nova Fronteira Agrícola

Exportando o sabor do

Exporting Brazilian flavors

Fibras virgens em um papelão ondulado resistente a grandes variações de temperatura e umidade. É com embalagens assim, produzidas pela Klabin, que os produtores brasileiros exportam frutas frescas para todo o mundo.

O controle de qualidade da sua cadeia produtiva deu à Klabin o diferencial para o atendimento ao mercado internacional com a produção de embalagens livres de contaminantes.

As mangas exportadas para o Japão superam as rígidas exigências do mercado local para a importação de produtos vegetais. A caixa destinada àquele mercado comporta seis quilos de manga e é totalmente perfurada, assegurando que a fruta amadureça dentro do período necessário. As embalagens possuem um duplo fundo e também funcionam como display nos locais onde as frutas ficam expostas aos consumidores.



Brasil



Unidade de Negócio Sacos Industriais

A Klabin detém a liderança no mercado de sacos multifolhados com participação de 45%. A construção civil (sacos para cimento) e o agronegócio (sacos para sementes) são os principais mercados consumidores.

O volume de vendas em 2005 de sacos industriais totalizou 115,0 mil toneladas, com receita líquida de R$ 349,6 milhões. O volume de vendas da Klabin Argentina foi de 23,7 mil toneladas, com receita líquida de R$ 55,1 milhões e *market share* de 45% em sacos multifolhados naquele país.

Em 2005, continuou o programa de atualização tecnológica do parque industrial de sacos que envolveu desembolso da ordem de R$ 26 milhões.

Exemplo de inovação é o desenvolvimento de um saco multifolhado com resistência mais de duas vezes superior ao convencional: suporta até 11 quedas sucessivas. Esse é um projeto criado e desenvolvido com a parceria de clientes do setor cimenteiro visando assegurar a integridade do produto durante o manuseio, o transporte e o armazenamento.









Industrial Sacks Business Unit

Klabin is the leader in multi-wall sacks, with a 45% market share. Civil construction (cement sacks) and agri-business (seed sacks) are the principal end-users.

Sales volume in 2005 of industrial sacks totaled 115 thousand tons, with net revenue of R$ 349.6 million.

Klabin Argentina, with sales of 23,700 tons and net revenue of R$ 55.1 million, boasts a market share of 45 % in multi-wall sacks in the country.

In 2005, the program of technological upgrading in the industrial sacks plants continued, accounting for expenditures in the range of R$ 26 million.

An example of innovation is the development of a multi-wall sack, which is twice as resistant as the conventional one; it can stand as many as 11 successive drops. This is a project which started and evolved in partnership with customers from the cement sector, the goal of which is to guarantee the integrity of the product during handling, transport and storage.


tradição
inovação
liderança
sustentabilidade

Parceria **premiada**

A Klabin é uma importante fornecedora da Holcim, líder na fabricação de cimento, concreto e agregado, sendo parceira em sete países: Argentina, Brasil, Chile, Colômbia, Estados Unidos, México e República Dominicana. A Klabin é fornecedora exclusiva para diversas fábricas da Holcim no Brasil e responsável pelo abastecimento de mais de 80% dos sacos utilizados pela empresa da Argentina.

A qualidade dos produtos, o atendimento e a estrutura da Klabin são fatores diferenciados, que consagram a parceria entre as duas empresas. Em 2005, com o fornecimento à Holcim do México, a Klabin ganhou o prêmio de Holcim Apasco, na categoria Reconhecimento e Desenvolvimento de Fornecedores, pela expressiva contribuição no alcance dos objetivos mercadológicos da empresa. De um total de 6.500 fornecedores, a Klabin foi selecionada entre 14 ganhadores, o que demonstra o reconhecimento do compromisso da empresa na busca pelas melhores soluções para os seus clientes.

"A Klabin realmente se compromete com os seus clientes. Ela nos ajudou a achar as melhores soluções para nossas embalagens."

Cuauhtemoc Jimenez – gerente da Holcim



Fraguado Exacto
Resistencia Comprobada



Desempenho Econômico-financeiro

Economic and Financial Performance

Resultado Operacional

O **lucro bruto** em 2005 foi de R$ 1.025,5 milhões, 18% inferior a 2004, decorrente principalmente da valorização do real em relação ao dólar e da queda do preço internacional do kraftliner, principal produto de exportação da Klabin. A margem bruta em 2005 foi de 38%, ante 46% em 2004.

O custo dos produtos vendidos em 2005 foi de R$ 1.680,8 milhões, 14% superior a 2004, influenciado pela elevação dos custos dos insumos de produção, com destaque para óleo combustível, produtos químicos e mão-de-obra.

As despesas com vendas em 2005 foram de R$ 308,8 milhões, 6% superior a 2004, dos quais R$ 199,1 milhões referentes a fretes.

As despesas gerais e administrativas totalizaram R$ 163,3 milhões em 2005, acréscimo de 7% em relação a 2004, influenciadas principalmente pelo dissídio coletivo. No final de 2005, a Klabin lançou um programa de melhoria sustentada de resultados, do qual fez parte um Programa de Demissão Voluntária (PDV) com adesão de 491 pessoas, com custo não-recorrente de R$ 23,4 milhões.

O resultado operacional antes do resultado financeiro (EBIT) em 2005 foi de R$ 509,4 milhões, redução de 33% em relação a 2004.

Operating Results

*The fall in **Gross Results** in 2005, which was R$ 1,025.5 million, or 18% below 2004, was due to the strengthening of the Real against the dollar and the euro together with the drop in the international price of kraftliner, Klabin's principal export product. Gross Margin in 2005 was 38% compared with 46% in 2004.*

Cost of Products Sold in 2005 was R$ 1,680.8 million, 14% over 2004, influenced by the rise in cost of raw materials, especially fuel oil and chemicals, and also labor.

Selling Expenses in 2005 were R$ 308.8 million, 6% higher than 2004, R$ 199.1 million of which refer to export freight.

General and Administrative Expenses totaled R$ 163.3 million in 2005, an increase of 7% when compared with 2004, mainly affected by the annual union agreement. At the end of 2005, Klabin launched a result-oriented improvement program, via the Voluntary Dismissal Program which was adhered to by 491 people, at a one-time cost of R$ 23.4 million.

Operating Results Before Financial Expenses (EBIT) was R$ 509.4 million in 2005, a drop of 33% in comparison with 2004.

Geração Operacional de Caixa (EBITDA)

A geração operacional de caixa (EBITDA) em 2005 atingiu R$ 754,5 milhões, 24% inferior ao ano de 2004, representando 28% de margem, devido à valorização do real em 11,8% diante do dólar e aos baixos preços internacionais do kraftliner, que prejudicaram as receitas de exportações.

Operating Cash Generation (EBITDA)

Cash Flow generation (EBITDA) in 2005 reached R$ 754.5 million, 24% below 2004 and equivalent to 28% margin, due to the Real's gain of 11.8% against the dollar and the low international prices of kraftliner, which had a negative impact on exports.

Resultado Financeiro e Endividamento

O resultado financeiro em 2005 foi de R$ 153,7 milhões de despesas, 2% inferior a 2004.

Financial Results and Indebtedness

Net financial expenses in 2005 came to R$ 153.7 million, 2% below 2004.

	31/12/2005			31/12/2004		
		Moeda *Currency*	Total *Total*		Moeda *Currency*	Total *Total*
R$ milhões *R$ million*	Local *Local*	Estrangeira *Foreign*		Local *Local*	Estrangeira *Foreign*	
Curto Prazo *Short Term*	101,4	511,0	612,4	142,5	262,5	405,0
Longo Prazo *Long Term*	894,5	280,3	1.174,8	800,7	417,3	1.218,0
ENDIVIDAMENTO BRUTO *GROSS DEBT*	995,9	791,3	1.787,2	943,2	679,8	1.623,0
Caixa e aplicações financeiras *Cash and banks*			(1.468,4)			(1.124,8)
ENDIVIDAMENTO LÍQUIDO *NET DEBT*			318,8			498,2

Resultado Líquido

O lucro líquido apurado em 2005 foi de R$ 309,1 milhões, 32% inferior a 2004.

Net Profit

Net profit realized in 2005 were R$ 309.1 million, 32% under 2004.

Distribuição do Valor Adicionado
Value Added Statement

	2005		2004	
	R$ milhões *R$ million*	% *%*	R$ milhões *R$ million*	% *%*
Pessoal e encargos *Payroll and related charges*	356	27	317	22
Impostos, taxas e contribuições *Taxes*	366	28	453	32
Juros e aluguéis *Interest and rental*	289	22	215	15
Dividendos *Dividends*	172	13	165	11
Lucros retidos *Retained earnings*	137	10	291	20
Valor adicionado total *Total added value*	1.319	100	1.440	100

Distribuição do Valor Adicionado (R$ milhões)
Distribution of Added Value (R$ million)


1.319
366
356
289
172
137
2005
1.440
453
317
215
165
291
2004
Impostos, taxas e contribuições
Taxes
Pessoal e encargos
Payroll and related charges
Juros e aluguéis
Interest and rental
Dividendos
Dividends
Lucros retidos
Retained earnings





Mercado de Capitais e Governança Corporativa

Capital Markets and Corporate Governance

Negociações em Bolsa

Trading on the Stock Market

Em 2005, as ações preferenciais da Klabin (KLBN4) apresentaram desvalorização de 23,2% e o Ibovespa valorização de 27,7%. As ações da Companhia foram negociadas em todos os pregões da Bovespa, registrando 55.700 operações que envolveram 253 milhões de títulos e um volume médio diário negociado de R$ 4,4 milhões.

O capital social da Klabin é representado por 917,7 milhões de ações, dos quais 316,8 milhões de ações ordinárias e 600,9 milhões de ações preferenciais.

Dividendos

Em outubro de 2005, foram antecipados R$ 100,5 milhões, sendo R$ 102,79 por lote de mil ações ordinárias e R$ 113,07 por lote de mil ações preferenciais.

A Administração está propondo à Assembléia Geral Ordinária, a ser realizada em março, pagamento de dividendos complementares no montante de R$ 71,3 milhões, sendo R$ 72,89 por lote de mil ações ordinárias e R$ 80,18 por lote de mil ações preferenciais. Desse modo, os dividendos referentes ao exercício de 2005 perfazem R$ 171,8 milhões, que representam 58,5% do lucro líquido ajustado.

Governança Corporativa

Em Assembléia Geral Extraordinária, realizada em 29 de setembro de 2005, foi aprovada a concessão do direito às ações preferenciais de serem incluídas em oferta pública decorrente de eventual alienação de controle societário (*tag along*), assegurando-lhes o recebimento de preço igual a 70% do valor pago por ação ordinária integrante do bloco de controle, sem prejuízo das vantagens a elas atribuídas.

Em Reunião Extraordinária do Conselho de Administração realizada em 27 de outubro de 2005, foi aprovado o Programa de Recompra de Ações Preferenciais. O volume autorizado é de até 47.712.031 ações, válido por 365 dias.

Relacionamento com Auditores Independentes

A política em relação aos auditores independentes, na prestação de serviços não relacionados à Auditoria Externa, substancia-se nos princípios que preservam a independência do auditor. Esses princípios estabelecem que o auditor: não deve auditar seu próprio trabalho; não deve exercer funções gerenciais; não deve advogar por seu próprio cliente. Durante o exercício de 2005, o valor correspondente aos serviços não relacionados à Auditoria Externa, prestados pelos auditores, foi inferior a 5% dos referidos honorários.

In 2005, Klabin's preferred shares (KLBN4) registered a loss of 23.2% and the Sao Paulo Stock Exchange Index (Ibovespa) a gain of 27.7%.
The Company's stock was traded in all the Bovespa auctions registering 55,700 transactions, involving 253 million shares and an average daily traded volume of R$ 4.4 million.
Klabin S.A. capital is composed of 917.7 million shares, of which 316.8 million are common shares and 600.9 million are preferred shares.

Dividends

In October 2005, a total of R$ 100.5 million in dividends was paid in advance, being R$ 102.79 per thousand common shares and R$ 113.07 per thousand preferred shares.
At the Annual General Meeting to be held in March, the Management is proposing to pay R$ 71.3 million in supplementary dividends, being R$ 72.89 per thousand common shares and R$ 80.18 per thousand preferred shares. Thus, dividends relative to the year of 2005 will total R$ 171.8 million, equivalent to 58.5% of adjusted net profit.

Corporate Governance

At the Extraordinary General Meeting, held on the 29th of September 2005, approval was given for preferred shares to be included in a public offering, resulting from the eventual sale of a controlling partnership (tag-along) guaranteed to receive a price equal to 70% of the value paid for common shares that are an integral part of the controlling block, without loss of their rightful privileges, as reported in a Public Announcement on the 5th of September 2005.
At an Extraordinary Meeting of the Board held on the 27th of October 2005, the Program for Repurchase of Preferred Shares was approved. The quantity authorized covers up to 47,712,031 shares, valid for 365 days.

Relationship with Independent Auditors

The Policy for Independent Auditors, concerning services unrelated to External Auditing, is founded on principles which preserve the auditor's independence. These principles stipulate that the auditor:

- *must not audit his own work;*
- *must not perform managerial functions;*
- *must not take legal action on behalf of his client.*

During the year of 2005 the amount corresponding to services unrelated to External Auditing was less than 5% of the respective fees.

tradição
inovação
liderança
sustentabilidade



"Para inovar, é preciso ter as parcerias certas como esta com a Klabin."

Sadia

O lanche rápido **de todo dia**

A embalagem do Hot Pocket, lanche da Sadia que vai direto do freezer ao microondas e fica pronto em apenas dois minutos, usa papelcartão produzido pela Klabin. É o único do País que reúne todas as características necessárias para preservar e aquecer alimentos suportando grandes variações de temperatura sem alterar o sabor.

Inovação e tecnologia permitiram à Klabin fabricar um cartão com diferenciais como rigidez, resistência ao rasgo e baixa absorção de água – para enfrentar as variadas condições de envase, armazenamento, distribuição e consumo – além de ter uma superfície apropriada para impressão.

O cartão utilizado no Hot Pocket é fabricado com fibras 100% virgens, provenientes de florestas plantadas com a certificação do *Forest Stewardship Council* (FSC) que atesta o manejo ambientalmente correto.





Investimentos *Investments*

Os investimentos em 2005 totalizaram R$ 365,9 milhões, com o maior volume (57%) direcionado às fábricas de papel, com ampliação da capacidade de cartões revestidos e projetos de atualização tecnológica.

A total of R$ 365.9 million was invested in 2005, the biggest percentage of which (57%) was directed to the paper mills, for the expansion in coated boards and technological upgrading.

Investimentos (R$ milhões)
Investments (R$ million)


97
2001
83
2002
125
2003
337
2004
366
2005


Klabin

Alocação dos investimentos
Investment allocation


25%
1%
17%
57%
Fábricas de papel
Paper mills
Conversão
Conversion
Florestas
Forestry
Outros
Others

Os principais investimentos estão especificados a seguir:

- Reforma da Máquina de Papel MP14 na unidade de Angatuba (SP), que permitirá a produção de cartão com três camadas, aumentando a participação da Klabin no mercado de cartões.
- Substituição do Sistema de Controle Digital da caldeira de recuperação e evaporação em Correia Pinto (SC), resultando em aumento na produção de vapor, com conseqüente redução de consumo de óleo combustível e incremento da produção de celulose. O Projeto Correia Pinto 125 aumentará a capacidade de produção de papéis Sack Kraft extensíveis na MP01 para 125 mil toneladas/ano, um incremento de 10 mil toneladas/ano.
- Nova linha automatizada de produção de sacos industriais na unidade de Lages (SC), com o objetivo de atender às exigências de mercado.
- Projeto Focus na unidade de Guapimirim (RJ), para aumentar a qualidade de papéis reciclados e a produtividade.
- Nova impressora Corte e Vinco Rotativo instalada na unidade de Jundiaí (SP), adequando a capacidade de produção à demanda de caixas com quatro cores de impressão e permitindo à Klabin atender ao mercado de impressões diferenciadas.



The principal investments were as follows:

- *Rebuild of PM14 in the Angatuba (SP) plant which will enable the machine to produce three-ply board, and so increase Klabin's market share in boards.*
- *Substitution of the Digital Control System in the recovery boiler and evaporation in Correia Pinto (SC), resulting in an increase in steam production and consequent drop in fuel oil consumption together with added pulp production. The Correia Pinto 125 Project will boost extensible sack kraft capacity on PM01 to 125 thousand tons a year, an increase of 10 thousand tons/year.*
- *New automated production line of industrial sacks in Lages (SC) designed to meet market demands.*
- *Project Focus in the Guapimirim (RJ) plant to increase recycled paper quality and productivity.*
- *New Rotary Diecutter/Printer installed in the Jundiai (SP) plant bringing production into line with the demand for four-color printing and opening the doors for Klabin to niche printed box markets.*







Visão de Futuro *Outlook for the Future*

Criando valor e crescendo

Creating value and growth

O objetivo da Klabin é criar valor de forma sustentada para seus acionistas, clientes, colaboradores, fornecedores e para as comunidades. Para isso, tem investido em parcerias de longo prazo com os clientes, na atualização tecnológica, no desenvolvimento de produtos de maior valor e em rigoroso controle de custos.

A expectativa é que o desempenho em 2006 também seja positivamente influenciado pelo crescimento do volume de vendas de cartões para embalagens de líquidos e outros tipos de cartões para clientes europeus, pela recuperação dos preços internacionais do kraftliner e pela melhora das vendas de sacos industriais e embalagens de papelão ondulado.

Em janeiro de 2006, o Conselho de Administração aprovou o Projeto MA 1100, de expansão da fábrica de Monte Alegre (PR), que prevê o aumento da capacidade instalada das atuais 700 mil para 1,1 milhão de toneladas/ano – 680 mil toneladas/ano de cartões revestidos e 420 mil toneladas/ano de kraftliner. O projeto posicionará a Klabin como a sexta maior produtora mundial de cartões de fibra virgem.

A capacidade instalada de cartões revestidos deverá crescer das atuais 390 mil para 740 mil toneladas/ano, e a capacidade total elevada de 1,6 milhão para 2,0 milhões de toneladas/ano. Quando o projeto entrar em operação, a Klabin deverá exportar 400 mil toneladas de cartão revestido.

A expansão está orçada em R$ 1,5 bilhão, com desembolsos previstos para os anos de 2006, 2007 e 2008. Do total, 40% serão de geração própria de caixa e 60% de financiamentos, com destaque para linhas do BNDES e de agências de fomento internacionais.

Terá também continuidade o projeto de melhoramento de pinus e eucalipto, destacando-se o de clonagem de pinus, que utiliza uma tecnologia diferenciada, com o objetivo de reproduzir as características das árvores superiores, aumentando a produtividade das florestas de pinus, como forma de sustentar as necessidades de madeira decorrentes dos projetos de expansão, assegurando a qualidade crescente do produto final.

Dessa forma, o processo de criação de valor será desenvolvido todo dia, com a visão de parceria de resultados com clientes, fornecedores, colaboradores e comunidades. Buscam-se o desenvolvimento sustentável e o reforço das condições de competitividade que habilitam a Klabin a se consolidar como uma das líderes no mercado brasileiro e global.

Klabin's target is to create value in a sustainable manner for its shareholders, customers, workers, suppliers and local communities. To this end, the company has invested in long-term partnerships with customers, in state-of-the-art technology, in the development of value-added products, and in very strict cost control.

Company performance in 2006 is expected to be positively affected by an increase in the sales of liquid packaging boards and other grades of board to European customers, by the recovery of the international prices of kraftliner and by an improvement in sales of both industrial sacks and corrugated packaging.

In January 2006, the Board of Directors approved the MA 1100 Project, which covers the expansion of the Monte Alegre (PR) paper mill and will see installed capacity increase from today's 700 thousand tons to 1.1 million tons a year – 680,000 tons of cartonboard and 420,000 tons of kraftliner. The project will make Klabin the sixth largest manufacturer of virgin-fiber boards in the world.

Installed capacity of coated boards will grow from the present 390.000 tons to 740.000 tons a year and total capacity will be raised from 1.6 million tons to 2.0 million tons per year. When the project comes on stream, Klabin should be exporting 400.000 tons of coated boards.

The budget for this expansion is R$ 1.5 billion, with disbursements programmed in 2006, 2007 and partially in 2008. Of this total, 40% will be self-financed and 60% funded by loans, especially from the BNDES and international development agencies.

The projects to improve pine and eucalyptus quality will also continue, notably the pine-cloning one which is using special technology to replicate the characteristics of superior quality trees and thereby increase the productivity of pine forests as a way to supply the additional wood required by the capacity expansions and guarantee ever-improving quality in the end product.

In this way, value creation will become a daily process, with a focus on result-oriented partnerships with customers, suppliers, workers and communities. Klabin is pursuing sustainable development and a way to strengthen its competitive advantages which will make it a leader in both Brazil and worldwide.

tradição innovation
inovação leadership
liderança sustainability
sustentabilidade



Proteção premium

Premium ***protection***

Com o cartão KlaMulti, a Klabin tornou-se fornecedora da holandesa Heineken, a mais global das cervejarias do mundo e que produz a marca mais valiosa entre as cervejas premium comercializadas em cerca de 170 países. A Heineken usa o cartão brasileiro nas suas embalagens multipack em vários países da Europa e nos Estados Unidos.

O cartão KlaMulti é muito empregado nas embalagens de cerveja pela sua composição de fibras curtas (eucalipto) e longas (pinus). Essa combinação torna o papel extremamente resistente à umidade, ao rasgo e a baixas temperaturas.



Thanks to KlaMulti board, Klabin became a supplier to the Dutch brewery Heineken, the most globalized of world breweries and maker of the most valuable brand of premium beer sold in about 170 countries.
Heineken uses this Brazilian cartonboard in its multi-packs in several European countries and in the USA.
KlaMulti is frequently used in beer packages because of its mixture of short and long fibers (eucalyptus and pine). This combination makes the board extremely resistant to moisture, tear and low temperatures.


Klabin SA



Premiações e Certificações

Awards and Certifications

Colhendo reconhecimentos

Winning recognition

Prêmio *Award*	**Categoria** *Category*	**Outorgante** *Awarding Organization*
Prêmio Eco *Eco Prize*	Gestão Empresarial para a Sustentabilidade, pelo caso "Monte Alegre", sobre a gestão economicamente viável, socialmente justa e ambientalmente correta da empresa no Paraná *Corporate Sustainability Management, for "Monte Alegre" case, on company's economically viable, socially just and environmentally correct management in Parana*	Câmara Americana de Comércio (Amcham) *American Chamber of Commerce (AmCham)*
Prêmio CNI *CNI Prize*	Desenvolvimento Sustentável, modalidade Produção Mais Limpa, com o "Projeto Plasma", uma parceria da Klabin, Tetra Pak, Alcoa e TSL Ambiental *Sustainable Development, Cleaner Production category, with the "Plasma Project", partnership between Klabin, Tetra Pak, Alcoa and TSL Ambiental*	Confederação Nacional da Indústria (CNI) e Federação das Indústrias do Estado de São Paulo (Fiesp) *National Industry Confederation (CNI) and Sao Paulo State Federation of Industry (Fiesp)*
Troféu Ponto Extra *Ponto Extra Trophy*	Fornecedor dos Fornecedores *Supplier of the Suppliers*	Associação Paulista de Supermercados (Apas) *Sao Paulo State Supermarket Association (Apas)*
Prêmio USP de Comunicação Corporativa 2005 *USP Prize for Corporate Communication – 2005*	Campanha de comunicação, com o projeto "A Comunicação Integrada como Alicerce para a Construção da Marca" *Communication campaign with Project: "Integrate Communication as the Basis for Brand Building"*	Escola de Comunicações e Artes (ECA), da Universidade de São Paulo (USP) *Arts and Communications School (ECA) of Sao Paulo State University (USP)*
Prêmio FAE Fiep de Responsabilidade Social *FAE Fiep Prize for Social Responsibility*	Empresas, pelo caso Klabin, "A Gestão Tríplice Promovendo o Desenvolvimento Sustentável" *Companies, for the Klabin case, "Management in Triple Promoting Sustainable Development"*	Centro Universitário e Federação das Indústrias do Estado do Paraná (Fiep) *University Center and Parana State Industry Federation (Fiep)*
Prêmio CNI/Fiesc *CNI/Fiesc Award*	Ecologia, modalidade Educação Ambiental, com o projeto "Conscientização Através da Semana do Meio Ambiente" *Ecology, Environmental Education category, with the project "Awareness Through Environmental Week"*	Confederação Nacional da Indústria (CNI) e Federação das Indústrias do Estado de Santa Catarina (Fiesc) *National Industry Confederation (CNI) and Santa Catarina State Industry Federation (Fiesc)*
13° Prêmio Expressão de Ecologia *13th Ecological Expression Award*	Agropecuária – Setor Privado, "Projeto Fitoterapia" *Farming and Cattle-raising – Private Sector, "Phytotherapy Project"*	Editora Expressão *Expressão Magazine*
III Benchmarking Ambiental Brasileiro *3rd Brazilian Environmental Benchmarking*	Menção Honrosa, caso "A Responsabilidade Ambiental como Pilar Estratégico no Desenvolvimento Sustentável de Negócios" *Honorable Mention, "Environmental Responsibility as the Strategic Pillar Sustainable in Business Development" case*	Mais Projetos Corporativos *Mais Projetos Corporativos*
WorldStar *Worldstar*	Embalagens da Torta Miss Daisy Mousse Chocottone (Sadia), das mudas de Hemerocallis (Agrícola da Ilha) e do Panetone Ofner *Packaging for Miss Daisy Mousse Chocottone Pie (Sadia), Hemerocallis seedlings (Agricola da Ilha) and Ofner Panetone*	World Packaging Organisation (WPO) *World Packaging Organisation (WPO)*
Prêmio Abre 2005 de Design & Embalagem Categoria *Abre Prize – Packaging & Design Category – 2005*	Design – Alimentos Doces, para embalagem da Torta Miss Daisy Mousse Chocottone (Sadia) *Design – Sweets, for packaging of Miss Daisy Mousse Chocottone Pie (Sadia)*	Associação Brasileira de Embalagens *Brazilian Association of Packaging*

Certificação *Certification*	**Unidade** *Unit*	**Outorgante** *Certifying Entity*
FSC – Manejo Florestal *FSC – Forest Management*	Florestas de Santa Catarina e do Paraná *Santa Catarina and Parana forests*	Forest Stewardship Council *Forest Stewardship Council*
FSC – Cadeia de Custódia de Cartões e Kraftliner (*) *FSC – Chain-of-Custody for Boards and Kraftliner*	Unidade de Monte Alegre (PR) *Monte Alegre plant (PR)*	Forest Stewardship Council *Forest Stewardship Council*
FSC – Cadeia de Custódia dos Produtos Florestais Não-Madeireiros *FSC – Chain-of-Custody for Non-wood Forest Products*	Florestal de Monte Alegre (PR) *Forestry in Monte Alegre (PR)*	Forest Stewardship Council *Forest Stewardship Council*
ISO 14001:1996 *ISO 14001:1996*	Unidades de Otacílio Costa e Correia Pinto (SC), Monte Alegre (PR) e Angatuba (SP) *Plants in Otacilio Costa and Correia Pinto (SC), Monte Alegre (PR) and Angatuba (SP)*	Bureau Veritas Quality International *Bureau Veritas Quality International*
ISO 9001:2000 *ISO 9001:2000*	Unidades de Monte Alegre (PR), Otacílio Costa, Correia Pinto e Itajaí (SC), Goiana (PE), Jundiaí, Piracicaba e Angatuba (SP), São Leopoldo (RS), Betim (MG) e Feira de Santana (BA) *Plants in Monte Alegre (PR), Otacilio Costa, Correia Pinto and Itajai (SC), Goiana (PE), Jundiai, Piracicaba and Angatuba (SP), Sao Leopoldo (RS), Betim (MG), Feira de Santana (BA)*	Bureau Veritas Quality International *Bureau Veritas Quality International*
OHSAS 18001:1999 *OHSAS 18001:1999*	Unidades de Otacílio Costa e Correia Pinto (SC) *Plants in Otacilio Costa and Correia Pinto (SC)*	Bureau Veritas Quality International *Bureau Veritas Quality International*
Isega *Isega*	Papelcartão e kraftliner, para utilização em contato direto com alimentos *Cartonboard and kraftliner, for use in direct contact with food*	Instituto Isega (Alemanha) *Isega Institute (Germany)*

Certificações em progresso
Certification in progress

GMP – Good Manufacturing Practices
GMP – Good Manufacturing Practices

HACCP – Hazard Analysis of Critical Control Points
HACCP – Hazard Analysis of Critical Control Points

(*) A certificação da unidade de Angatuba foi recebida em fevereiro de 2006
(*) Certification of the Angatuba plant was received in February 2006.

As informações sobre recursos humanos, meio ambiente e responsabilidade social corporativa estão publicadas no Relatório Socioambiental

All information on Human Resources, Environment and Corporate Social Responsibility is published in our Socio-environmental Report





Informações Corporativas

Corporate Information

Conselho de Administração *Board of Directors*


1


2


3


4


5


6


7


8


9


10


11


12

Presidente do Conselho (*) *Chairman of the Board*	**Membros Suplentes** *Alternate Members*
1. Daniel Miguel Klabin	Amanda Klabin
Membros Efetivos *Members*	
2. Israel Klabin	Alberto Klabin
3. Armando Klabin	Wolff Klabin
4. Pedro Franco Piva	Horácio Lafer Piva
5. Miguel Lafer	Mildred Lafer
6. Lilia Klabin Levine	Roberto Klabin Martins Xavier
7. Paulo Sérgio Coutinho Galvão Filho	Graziela Lafer Galvão
8. Vera Lafer	Francisco Lafer Pati
9. Celso Lafer	Alfred Lobl
10. Roberto Luiz Leme Klabin	Edgar Gleich
11. Rui Manuel de Medeiros D'Espiney Patrício	Olavo Egydio Monteiro de Carvalho
12. Roger Ian Wright	Sergio Francisco Monteiro de Carvalho Guimarães

(*) O Estatuto Social prevê a rotatividade na presidência do Conselho de Administração
(*) Company by-laws allow board members to alternate as Chairman of the Board of Directors

Conselho Fiscal *Fiscal Council*

Membros Efetivos *Members*	**Membros Suplentes** *Alternate Members*
Antonio Marcos Vieira Santos	Akikaso Igarashi
Armando Simões de Castro Filho	Carlos Alberto Alves
Cármine Grande	Fernando José da Silva
João Alfredo Dias Lins	Nelson da Silva Gonçalves
Wolfgang Eberhard Rohrbach	Vivian do Valle Souza Leão Mikui

Diretoria Executiva *Executive Board*




5
6
4
8
7
9
3
2
1

1. Miguel Sampol Pou
   Diretor Geral e Diretor de Operações
   CEO and COO
2. Antonio Sergio Alfano
   Diretor de Planejamento e de Controle
   Control and Planning Director
3. Carlos Alberto Ennes Cariello
   Diretor de Recursos Humanos
   Human Resources Director
4. Donald Ross Silveira da Mota
   Diretor Comercial da UN Klabin Papéis
   Paper Unit Commercial Director
5. José Taragano
   Diretor Gerente da UN Klabin Embalagens
   Packaging Managing Director
6. Paulo Roberto Petterle
   Diretor Gerente da UN Klabin Papéis e UN Klabin Sacos Industriais
   Papers and Industrial Sacks Managing Director
7. Reinoldo Poernbacher
   Diretor Gerente da UN Klabin Florestal e da Área de Supply Chain
   Forestry and Supply Chain Managing Director
8. Ronald Seckelmann
   Diretor Financeiro e de Relações com Investidores
   CFO and Investor Relations Director
9. Wilberto Luiz Lima Junior
   Diretor de Comunicação e Responsabilidade Social
   Communications and Social Responsibility Director

Diretores *Directors*

José Oscival dos Santos
Diretor de Energia e Meio Ambiente
Energy and Environment Director

Arthur Canhisares
Diretor Industrial – PR
Industrial Director – PR

Sadi Carlos de Oliveira
Diretor Industrial – SC
Industrial Director – SC

Antônio Andrucioli
Diretor Comercial da UN Klabin
Sacos Industriais
Industrial Sacks Commercial Director

Carlos Alberto Masili
Diretor Comercial da
UN Klabin Embalagens
Packaging Commercial Director

Paulo Peres
Diretor de Sistemas de Embalagens
Packaging Systems Director

Klabin Argentina S.A. *Klabin Argentina S.A.*

Miguel Sampol Pou
Presidente e Diretor Geral *President and CEO*

Rubén Arnaldo Batistella
Vice Presidente *Vice President*

José María García Cozzi
Diretor *Director*

Julio Alfredo Vieito
Diretor *Director*

Relações com Investidores *Investor Relations*

Ronald Seckelmann
Diretor *Director*

Luiz Marciano Candalaft
Gerente *Manager*

Endereço: *Address:*
Rua Formosa, 367 – 12° andar – 01075-900 – São Paulo/SP – Brasil
Tel.: 55 11 3225-4045
Fax: 55 11 3225-4245
E-mail: marciano@klabin.com.br

Sistema de Ações *Shareholder Services*

Banco Itaú S.A.

Endereço: *Address:*
Av. Eng. Armando de Arruda Perreira, 707 – 9° andar – Torre Eldoro Villela –
Jabaquara – 04344-902 – São Paulo/SP – Brasil

Bolsa de Valores no Brasil *Stock Market in Brazil*

Bolsa de Valores de São Paulo *Sao Paulo Stock Exchange*
Códigos: *Tickers:*
KLBN3 e KLBN4

Mercado de Ações no Exterior *International Stock Market*

Mercado de Balcão Norte-Americano *US OTC (over-the-counter) Market*
Código: *Ticker:*
KLBAY

Auditores Independentes *Independent Auditors*

Deloitte, Touche & Tohmatsu

Jornais de Divulgação de Informações *Newspapers for Public Announcements*

Gazeta Mercantil e Diário Oficial do Estado de São Paulo

Gazeta Mercantil and Diário Oficial do Estado de São Paulo

Endereços *Addresses*

Klabin S.A. – Corporativa *Klabin S.A. – Corporate*
Rua Formosa, 367 – 12º andar
01075-900 – São Paulo/SP – Brasil
Tel.: 55 11 3225-4000

Klabin S.A. – Comercial *Klabin S.A. – Sales*
Rua do Rócio, 109
04552-000 – São Paulo/SP – Brasil
Tel.: 55 11 3046-5800

Klabin Argentina S.A. *Klabin Argentina S.A.*
Calle del Canal Fracción, 3
Parque Industrial de Pilar
1629 – Buenos Aires – Argentina
Tel.: 54 232 249-6244

Créditos *Credits*

Coordenação Geral *General Coordination*
Diretoria de Comunicação e Responsabilidade Social
Communications and Social Responsibility Director

Conceito e projeto gráfico *Creation design and graphics*
Ana Couto Branding & Design

Texto *Text*
Editora Contadino

Fotos *Photos*
Arquivo Klabin
Cláudio Elisabetsky
Dario Zalis
Marilu Martins

Tradução e revisão *Translation and proofreading*
Emília Tereza Mercaldi
Regina Pereira
Simon A. Kennedy

Fotolitos / Impressão *Photoliths / Printing*
Gráficos Burti

Índice

todo **dia** *every* ***day***

Demonstrações
Financeiras
Financial Statements
2005

Klabin

todo **dia**

every ***day***

Balanços Patrimoniais em 31 de Dezembro

Em milhares de reais

Balance Sheets as of December 31

In thousands of Brazilian reais – R$

	Controladora *Company*		Consolidado *Consolidated*	
	2005	2004	2005	2004
ATIVO *ASSETS*				
CIRCULANTE *CURRENT ASSETS*				
Caixa e bancos *Cash and banks*	64.707	16.472	102.387	20.561
Aplicações financeiras *Temporary cash investments*	973.197	860.499	1.366.057	1.104.202
Contas a receber *Accounts receivable*				
• Clientes	354.556	508.470	507.334	515.152
• *Trade accounts receivable*				
• Cambiais e duplicatas descontadas • *Discounted exchange and trade receivables*	(130.017)	(5.609)	(130.017)	(5.609)
• Provisão para contas de liquidação duvidosa • *Allowance for doubtful accounts*	(28.678)	(19.763)	(29.518)	(21.610)
• Empresas controladas • *Subsidiaries*	255.178	16.766		
Títulos a receber *Notes receivable*	29.166	14.228	29.166	14.228
Estoques *Inventories*	250.741	272.587	256.797	269.761
Impostos e contribuições a recuperar *Recoverable taxes*	90.721	109.356	91.842	109.674
Despesas antecipadas *Prepaid expenses*	8.501	9.236	8.622	9.236
Demais contas a receber *Other receivables*	21.127	14.304	24.655	17.083
	1.889.199	**1.796.546**	**2.227.325**	**2.032.678**
REALIZÁVEL A LONGO PRAZO *LONG-TERM ASSETS*				
Empresas controladas *Subsidiaries*	577	150		
Imposto de renda e contribuição social diferidos *Deferred income and social contribution taxes*	201.648	179.428	208.032	179.428
Depósitos judiciais *Escrow deposits*	101.013	89.973	101.800	90.803
Impostos a compensar *Recoverable taxes*	30.099	20.994	30.099	20.994
Despesas antecipadas *Prepaid expenses*	4.084	3.565	4.501	3.565
Títulos a receber *Notes receivable*	4.936	34.852	4.936	34.852
Demais contas a receber *Other receivables*	31.328	32.737	34.528	35.937
	373.685	**361.699**	**383.896**	**365.579**
PERMANENTE *PERMANENT ASSETS*				
Investimentos *Investments*				
• Empresas controladas e coligadas • *Subsidiaries and affiliated companies*	355.298	303.944	7.791	7.911
• Outros, substancialmente incentivos fiscais • *Other, mainly tax incentives*	2.124	2.125	2.124	2.125
	357.422	306.069	9.915	10.036
Imobilizado *Property, plant and equipment*	1.921.863	1.823.998	2.049.509	1.899.980
Diferido *Deferred charges*	22.358	57.294	24.977	59.879
	2.301.643	**2.187.361**	**2.084.401**	**1.969.895**
	4.564.527	**4.345.606**	**4.695.622**	**4.368.152**

As notas explicativas são parte integrante das demonstrações financeiras.
The accompanying notes are an integral part of these financial statements.

	Controladora *Company*		Consolidado *Consolidated*	
	2005	2004	2005	2004
PASSIVO E PATRIMÔNIO LÍQUIDO *LIABILITIES AND SHAREHOLDERS' EQUITY*				
CIRCULANTE *CURRENT LIABILITIES*				
Financiamentos *Loans and financing*	601.962	396.103	603.164	396.103
Debêntures *Debentures*	9.270	8.887	9.270	8.887
Fornecedores, empreiteiros e transportadores *Trade accounts payable, contractors and carriers*	171.944	133.217	174.793	136.894
Impostos a recolher *Taxes payable*	22.859	22.966	24.116	24.061
Provisão para imposto de renda e contribuição social *Provision for income and social contribution taxes*	28.932	70.533	32.007	73.363
Salários, férias e encargos sociais *Salaries, vacation and payroll charges*	49.803	59.222	51.493	60.715
Dividendos a pagar *Dividends payable*	71.270	90.007	71.270	90.007
Empresas controladas e ligadas *Subsidiaries and affiliated companies*	50.351	50.072	1.401	1.599
Demais contas a pagar *Other payables*	31.993	46.266	43.008	46.266
	1.038.384	**877.273**	**1.010.522**	**837.895**
EXIGÍVEL A LONGO PRAZO *LONG-TERM LIABILITIES*				
Financiamentos *Loans and financing*	802.217	903.880	860.735	903.880
Debêntures *Debentures*	314.050	314.050	314.050	314.050
Empresas controladas *Subsidiaries*	127	252		
Imposto de renda e contribuição social diferidos *Deferred income and social contribution taxes*	2.512	3.368	2.512	3.368
Provisão para contingências *Provision for contingencies*	128.892	114.533	128.892	114.533
Demais contas a pagar *Other payables*	33.683	24.739	36.949	27.551
	1.281.481	**1.360.822**	**1.343.138**	**1.363.382**
PARTICIPAÇÃO DOS ACIONISTAS NÃO CONTROLADORES *MINORITY INTEREST*			97.300	59.364
PATRIMÔNIO LÍQUIDO *SHAREHOLDERS' EQUITY*				
Capital social *Capital*	1.100.000	800.000	1.100.000	800.000
Reservas de capital *Capital reserves*	84.525	193.845	84.525	193.845
Reserva de reavaliação *Revaluation reserve*	87.399	89.521	87.399	89.521
Reservas de lucros *Profit reserves*	972.738	1.028.010	972.738	1.028.010
Ações em tesouraria *Treasury shares*		(3.865)		(3.865)
	2.244.662	**2.107.511**	**2.244.662**	**2.107.511**
	4.564.527	**4.345.606**	**4.695.622**	**4.368.152**

As notas explicativas são parte integrante das demonstrações financeiras.
The accompanying notes are an integral part of these financial statements.

Demonstrações do Resultado dos Exercícios Findos em 31 de Dezembro

Em milhares de reais

Statements of Income for the Years Ended December 31

In thousands of Brazilian reais – R$

	Controladora *Company*		Consolidado *Consolidated*	
	2005	2004	2005	2004
RECEITA BRUTA DAS VENDAS *GROSS SALES*				
Vendas de produtos *Sales of products*	3.078.191	3.158.557	3.235.881	3.201.671
Impostos e descontos incondicionais *Taxes and unconditional discounts*	(517.871)	(459.607)	(529.573)	(472.212)
RECEITA LÍQUIDA DAS VENDAS *NET SALES*	**2.560.320**	**2.698.950**	**2.706.308**	**2.729.459**
Custo dos produtos vendidos *Cost of sales*	(2.019.074)	(1.770.965)	(1.680.834)	(1.473.250)
LUCRO BRUTO *GROSS PROFIT*	**541.246**	**927.985**	**1.025.474**	**1.256.209**
DESPESAS OPERACIONAIS *OPERATING EXPENSES*				
Com vendas *Selling*	(193.247)	(288.004)	(308.794)	(291.163)
Administrativas *General and administrative*	(143.848)	(136.760)	(147.204)	(139.651)
Honorários da Administração *Management compensation*	(16.075)	(13.257)	(16.075)	(13.257)
Outras, líquidas *Other, net*	(30.748)	(41.195)	(43.944)	(53.539)
	(383.918)	**(479.216)**	**(516.017)**	**(497.610)**
Resultado de equivalência patrimonial *Equity in subsidiaries*	308.335	260.441	(151)	(288)
LUCRO OPERACIONAL ANTES DO RESULTADO FINANCEIRO *INCOME FROM OPERATIONS BEFORE FINANCIAL INCOME (EXPENSES)*	**465.663**	**709.210**	**509.306**	**758.311**
RESULTADO FINANCEIRO *FINANCIAL INCOME (EXPENSES)*				
Receitas *Income*	166.968	93.085	196.319	107.815
Despesas *Expenses*	(223.827)	(167.203)	(262.246)	(190.125)
Variações cambiais, líquidas *Exchange variations, net*	(87.349)	(75.579)	(87.764)	(73.874)
	(144.208)	**(149.697)**	**(153.691)**	**(156.184)**
RESULTADO OPERACIONAL *INCOME FROM OPERATIONS*	**321.455**	**559.513**	**355.615**	**602.127**
Despesas não operacionais, líquidas *Nonoperating expenses*	(2.295)	(6.460)	(2.551)	(7.642)
LUCRO ANTES DO IMPOSTO DE RENDA E DA CONTRIBUIÇÃO SOCIAL *INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES*	**319.160**	**553.053**	**353.064**	**594.485**
Imposto de renda *Income tax*	(7.803)	(72.562)	(11.015)	(80.641)
Contribuição social *Social contribution tax*	(2.249)	(24.947)	(7.111)	(29.075)
	(10.052)	**(97.509)**	**(18.126)**	**(109.716)**
LUCRO ANTES DA PARTICIPAÇÃO DOS ACIONISTAS NÃO CONTROLADORES *INCOME BEFORE MINORITY INTEREST*	**309.108**	**455.544**	**334.938**	**484.769**
PARTICIPAÇÃO DOS ACIONISTAS NÃO CONTROLADORES *MINORITY INTEREST*			**(25.830)**	**(29.225)**
LUCRO LÍQUIDO DO EXERCÍCIO *NET INCOME*	**309.108**	**455.544**	**309.108**	**455.544**
Lucro líquido por lote de mil ações do capital social no fim do exercício – R$ *Earnings per thousand shares at year end – R$*	336,84	496,41		

As notas explicativas são parte integrante das demonstrações financeiras.
The accompanying notes are an integral part of these financial statements.

Demonstrações das Origens e Aplicações de Recursos dos Exercícios Findos em 31 de Dezembro

Em milhares de reais

Statements of Changes in Financial Position for the Years Ended December 31

In thousands of Brazilian reais – R$

	Controladora *Company*		Consolidado *Consolidated*	
	2005	2004	2005	2004
ORIGENS DE RECURSOS *SOURCES OF FUNDS*				
Das operações sociais *From operations*				
Lucro líquido do exercício *Net income*	309.108	455.544	309.108	455.544
Despesas (receitas) que não afetam o capital circulante: *Items not affecting working capital:*				
• Juros e variações monetárias de longo prazo • *Interest and monetary variations on long-term items*	84.250	60.076	81.588	62.541
• Resultado de equivalência patrimonial *Equity in subsidiaries*	(308.335)	(260.441)	151	288
• Depreciação, amortização e exaustão *Depreciation, amortization and depletion*	227.070	213.983	230.268	218.471
• Valor residual de ativo permanente baixado • *Net book value of permanent assets written off*	2.120	11.133	2.294	12.790
• Imposto de renda de longo prazo *Long-term income tax*	(28.158)	25.964	(34.542)	25.964
Provisão para contingências e outras *Provision for contingencies and other*	14.145	5.863	14.145	5.863
Total dos recursos próprios *Total own funds*	300.200	512.122	603.012	781.461
Dos minoritários *From minority shareholders*				
Integralização de capital *Capital contribution*			46.636	46.903
Participação no resultado, líquido de dividendos *Profit sharing, net of dividends*			(8.700)	12.461
De terceiros *From third parties*				
Redução do realizável a longo prazo *Decrease in long-term assets*	36.157	27.900	34.604	27.981
Ingressos de recursos no exigível a longo prazo: *Increase in long-term liabilities:*				
• Financiamentos *Financing*	576.423	436.684	640.418	436.684
• Debêntures *Debentures*		314.050		314.050
• Outros exigíveis *Other liabilities*	12.490	20.733	13.179	21.976
Transferências para o circulante *Transfer to current liabilities*			18.432	15.939
Redução de capital em empresa controlada *Capital reduction in subsidiary*		26.556		
Resultado recebido de controladas *Dividends received from subsidiaries*	300.894	255.832		
Capital circulante líquido de empresa incorporada *Working capital of merged company*		29.325		
TOTAL DAS ORIGENS *TOTAL SOURCES*	**1.226.164**	**1.623.202**	**1.347.581**	**1.657.455**
APLICAÇÕES DE RECURSOS *USES OF FUNDS*				
No realizável a longo prazo *In long-term assets*				
• Empresas controladas e coligadas *Subsidiaries and affiliated companies*	2.069	213		
• Outros realizáveis *Other*	18.925	39.447	19.388	40.069
No ativo permanente *In permanent assets*				
• Investimentos *Investments*	4.045	109	31	109
• Imobilizado *Property, plant and equipment*	329.755	327.561	365.948	337.373
• Diferido *Deferred charges*	3.167	1.873	3.790	2.577
Por transferência para o passivo circulante *Transfer to current liabilities*				
• Financiamentos *Financing*	761.686	410.551	761.686	406.377
• Outros exigíveis *Other liabilities*	3.200	142.994	2.943	82.770
Dividendos *Dividends*	171.775	165.011	171.775	165.011
TOTAL DAS APLICAÇÕES *TOTAL USES*	**1.294.622**	**1.087.759**	**1.325.561**	**1.034.286**
Aumento (redução) no capital circulante líquido *Increase (decrease) in working capital*	**(68.458)**	**535.443**	**22.020**	**623.169**
Variações no capital circulante líquido *Represented by:*				
Ativo circulante *Current assets*				
• No fim do exercício *At end of year*	1.889.199	1.796.546	2.227.325	2.032.678
• No início do exercício *At beginning of year*	1.796.546	1.482.968	2.032.678	1.481.209
	92.653	313.578	194.647	551.469
Passivo circulante *Current liabilities*				
• No fim do exercício *At end of year*	1.038.384	877.273	1.010.522	837.895
• No início do exercício *At beginning of year*	877.273	1.099.138	837.895	909.595
	161.111	(221.865)	172.627	(71.700)
Aumento (redução) no capital circulante líquido *Increase (decrease) in working capital*	**(68.458)**	**535.443**	**22.020**	**623.169**

As notas explicativas são parte integrante das demonstrações financeiras.
The accompanying notes are an integral part of these financial statements.

Demonstrações das Mutações do Patrimônio Líquido

Em milhares de reais

Statements of Changes in Shareholders' Equity

In thousands of Brazilian reais – R$

	Capital social *Capital*	Incentivos fiscais *Tax Incentives*
Em 31 de dezembro de 2003 *Balances as of December 31, 2003*	**800.000**	**213**
Reserva de reavaliação realizada *Realization of revaluation reserve*		
• De ativos próprios • *Own assets*		
Imposto de renda sobre a realização da reserva de reavaliação *Income tax on realization of revaluation reserve*		
Lucro líquido do exercício *Net income*		
Dividendos antecipados: *Advance dividends:*		
• R$ 76,71 por lote de mil ações ordinárias • *R$ 76.71 per thousand common shares*		
• R$ 84,38 por lote de mil ações preferenciais • *R$ 84.38 per thousand preferred share*		
Dividendos complementares: *Supplementary dividends:*		
• R$ 92,05 por lote de mil ações ordinárias • *R$ 92.05 per thousand common shares*		
• R$ 101,26 por lote de mil ações preferenciais • *R$ 101.26 per thousand preferred shares*		
Constituição de reservas *Recognition of reserves*		
Em 31 de dezembro de 2004 *Balances as of December 31, 2004*	**800.000**	**213**
Incentivos fiscais do imposto de renda *Income tax incentives*		539
Aumento de capital *Capital increase*		
• Com reservas • *With reserves*	300.000	(213)
Reserva de reavaliação realizada *Realization of revaluation reserve*		
• De ativos próprios • *Own assets*		
Imposto de renda sobre a realização da reserva de reavaliação *Income tax on realization of revaluation reserve*		
Lucro líquido do exercício *Net income*		
Dividendos antecipados: *Advance dividends:*		
• R$ 102,79 por lote de mil ações ordinárias • *R$ 102.79 per thousand common shares*		
• R$ 113,07 por lote de mil ações preferenciais • *R$ 113.07 per thousand preferred shares*		
Dividendos complementares: *Supplementary dividends:*		
• R$ 72,89 por lote de mil ações ordinárias • *R$ 72.89 per thousand common shares*		
• R$ 80,18 por lote de mil ações preferenciais • *R$ 80.18 per thousand preferred shares*		
Cancelamento de ações *Cancellation of shares*		
Constituição de reservas *Recognition of reserves*		
Em 31 de dezembro de 2005 *Balances as of December 31, 2005*	**1.100.000**	**539**

As notas explicativas são parte integrante das demonstrações financeiras.
The accompanying notes are an integral part of these financial statements.

Reservas de capital / *Capital reserves*		Reserva de reavaliação / *Revaluation reserves*	Reservas de lucros / *Profit reserves*				
Ágio na emissão de ações *Share Premiums*	**Especial Lei nº 8.200/91** *Special Law No. 8.200/91*	**De ativos próprios** *Own Assets*	**Legal** *Legal*	**Estatutária** *Statutory*	**Ações em tesouraria** *Treasury Shares*	**Lucros acumulados** *Retained earnings*	**Total** *Total*
109.646	**83.986**	**91.647**	**50.044**	**686.030**	**(3.865)**		**1.817.701**
		(2.126)				2.126	
						(723)	(723)
						455.544	455.544
						(24.304)	(24.304)
						(50.700)	(50.700)
						(29.164)	(29.164)
						(60.843)	(60.843)
			22.777	269.159		(291.936)	
109.646	**83.986**	**89.521**	**72.821**	**955.189**	**(3.865)**		**2.107.511**
							539
(109.646)				(190.141)			
		(2.122)				2.122	
						(721)	(721)
						309.108	309.108
						(32.567)	(32.567)
						(67.938)	(67.938)
						(23.093)	(23.093)
						(48.177)	(48.177)
				(3.865)	3.865		
			15.455	123.279		(138.734)	
	83.986	**87.399**	**88.276**	**884.462**			**2.244.662**

Anexo I – Demonstrações do Fluxo de Caixa dos Exercícios Findos em 31 de Dezembro

Em milhares de reais

Attachment I – Statements of Cash Flows for the Years Ended December 31

Amounts in thousands of Brazilian reais – R$

	Controladora *Company*		**Consolidado** *Consolidated*	
	2005	2004	2005	2004
Atividades Operacionais ***Cash flow from operating activities***				
Lucro líquido do exercício *Net income*	309.108	455.544	309.108	455.544
Despesas (receitas) que não afetam o caixa e equivalentes: ***Items not affecting cash and cash equivalents:***				
• Depreciação, amortização e exaustão • *Depreciation, amortization and depletion*	227.070	213.983	245.070	231.818
• Resultado na alienação de ativos • *Gain (loss) on sale of assets*	(1.327)	(994)	(1.153)	664
• Provisão para perdas do ativo permanente • *Provision for loss on permanent assets*	936	(1.391)	936	(1.391)
• Imposto de renda e contribuição social diferidos • *Deferred income and social contribution taxes*	(23.077)	26.687	(29.461)	26.687
• Juros e variação cambial sobre empréstimos e financiamentos • *Interest and exchange variation on loans and financing*	215.056	169.752	212.626	156.193
• Resultado de equivalência patrimonial • *Equity in subsidiaries*	(308.335)	(260.441)	151	288
• Variação cambial de investimentos no exterior • *Exchange variation on foreign investments*		351	2.815	2.538
• Provisão para contingências • *Reserve for contingencies*	12.576	(51.608)	12.576	(51.608)
• Participação de minoritários • *Minority interest*			25.830	29.225
Redução (aumento) nas contas do ativo ***Decrease (increase) in assets***				
• Contas a receber • *Accounts receivable*	48.825	(90.822)	140.134	(133.298)
• Estoques • *Inventories*	21.846	(38.081)	16.594	(23.190)
• Impostos a recuperar • *Recoverable taxes*	14.429	(4.639)	8.728	(3.150)
• Despesas antecipadas • *Prepaid expenses*	216	(3.413)	(322)	(3.194)
• Demais contas a receber • *Other receivables*	9.818	14.611	9.228	14.207
• Resultados recebidos de controladas • *Dividends received from subsidiaries*	300.894	255.832		
Aumento (redução) nas contas do passivo ***Increase (decrease) in liabilities***				
• Fornecedores • *Trade accounts payable*	39.006	77.806	37.701	31.461
• Impostos a recolher • *Taxes payable*	(107)	3.676	55	4.018
• Provisão para imposto de renda e contribuição social • *Provision for income and social contribution taxes*	(46.683)	5.576	(41.538)	8.066
• Salários, férias e encargos sociais • *Salaries, vacation and payroll charges*	(9.419)	8.550	(9.222)	9.083
• Demais contas a pagar • *Other payables*	(5.741)	1.277	6.093	2.406
Geração de caixa em atividades operacionais ***Net cash provided by operating activities (Carry Forward)***	**805.091**	**782.256**	**945.949**	**756.367**

	Controladora *Company*		Consolidado *Consolidated*	
	2005	2004	2005	2004
Atividades de Investimento: *Cash flow from investing activities:*				
• Aplicações no mercado financeiro • *Temporary cash investments*	(5.386)	(34.135)	(5.386)	(34.135)
• Depósitos em garantia • *Guarantee deposits*		87.070		87.070
• Aquisição de bens do ativo imobilizado • *Purchase of property, plant and equipment*	(329.756)	(327.561)	(365.948)	(337.373)
• Aumento do ativo diferido • *Increase in deferred charges*	(3.167)	(1.873)	(3.790)	(2.577)
• Venda de ativo imobilizado • *Sale of property, plant and equipment*	3.446	12.100	3.446	12.100
• Redução de capital em empresa controlada • *Capital reduction in subsidiary*		26.556		
• Empréstimo a empresas ligadas • *Loans to affiliates*	(267)	(142)		
• Integralização de capital • *Capital contribution*	(76)	(109)	(32)	(109)
• Depósitos judiciais • *Escrow deposits*	(9.256)	(12.161)	(9.211)	(12.131)
• Outros investimentos, líquidos • *Other investments, net*	(3.968)	27		27
Utilização de caixa em atividades de investimento *Net cash provided by (used in) investing activities*	**(348.430)**	**(250.228)**	**(380.921)**	**(287.128)**
Atividades de Financiamento: *Cash flow from financing activities:*				
• Captação de financiamentos • *New loans and financing*	598.969	441.715	662.964	441.715
• Emissão de debêntures • *Issue of debentures*		319.459		319.459
• Amortização de financiamentos • *Amortization of financing*	(559.692)	(623.286)	(559.692)	(428.960)
• Pagamento de juros • *Payment of interest*	(149.754)	(116.929)	(151.599)	(99.983)
• Integralização de capital em controlada por minoritários • *Capital contribution to subsidiaries by minority shareholders*			12.110	30.149
• Empréstimo a empresas ligadas • *Loans to affiliates*	(125)	(60.220)		
• Dividendos pagos • *Dividends paid*	(190.512)	(275.242)	(190.516)	(275.252)
Utilização de caixa em atividades de financiamento *Net cash used in financing activities*	**(301.114)**	**(314.503)**	**(226.733)**	**(12.872)**
Aumento no caixa e equivalentes *Increase in cash and cash equivalents*	**155.547**	**217.525**	**338.295**	**456.367**
Saldos iniciais de caixa e equivalentes *Cash and cash equivalents at beginning of year*	842.836	625.311	1.090.628	634.261
Saldos finais de caixa e equivalentes *Cash and cash equivalents at end of year*	998.383	842.836	1.428.923	1.090.628
	155.547	**217.525**	**338.295**	**456.367**

Anexo II – Demonstrações do Valor Adicionado dos Exercícios Findos em 31 de Dezembro

Em milhares de reais

Attachment II – Statements of Value Added for the Years Ended December 31

Amounts in thousands of Brazilian reais – R$

	Controladora *Company*		Consolidado *Consolidated*	
	2005	2004	2005	2004
Receitas (mais IPI menos dedução de vendas) *Sales (plus IPI less sales deductions)*				
Vendas de mercadorias, produtos e serviços *Sales of goods, products and services*	3.201.222	3.272.343	3.358.912	3.315.457
Provisão para devedores duvidosos *Allowance for doubtful accounts*	(8.836)	(3.207)	(9.393)	(3.727)
Não operacionais *Nonoperating*	(2.295)	(6.460)	(2.551)	(7.642)
	3.190.091	**3.262.676**	**3.346.968**	**3.304.088**
Insumos adquiridos de terceiros *Inputs purchased from third parties*				
Matérias-primas consumidas *Raw materials consumed*	151.936	9.242	117.188	7.781
Custo das mercadorias e dos serviços vendidos *Cost of sales and services*	1.521.977	1.433.966	1.200.715	1.116.134
Materiais, energia, serviços de terceiros e outros *Materials, energy, outside services and other*	465.498	543.728	591.015	554.394
	2.139.411	**1.986.936**	**1.908.918**	**1.678.309**
Valor adicionado bruto *Gross value added*	**1.050.680**	**1.275.740**	**1.438.050**	**1.625.779**
Retenções *Retentions*				
Depreciação, amortização e exaustão *Depreciation, amortization and depletion*	227.070	213.983	245.070	231.818
Valor adicionado líquido produzido pela empresa *Net value added*	**823.610**	**1.061.757**	**1.192.980**	**1.393.961**
Resultado de equivalência patrimonial *Equity in subsidiaries*	308.335	260.441	(151)	(288)
Participação dos minoritários *Minority interest*			(25.830)	(29.225)
Receitas financeiras *Financial income*	122.983	59.006	152.468	75.413
Valor adicionado recebido em transferência *Value added received in transfer*	**431.318**	**319.447**	**126.487**	**45.900**
VALOR ADICIONADO TOTAL A DISTRIBUIR *TOTAL VALUE ADDED FOR DISTRIBUTION*	**1.254.928**	**1.381.204**	**1.319.467**	**1.439.861**
DISTRIBUIÇÃO DO VALOR ADICIONADO *DISTRIBUTION OF VALUE ADDED*				
Pessoal e encargos *Payroll and related charges*	349.785	309.632	355.580	316.614
Impostos, taxas e contribuições *Taxes*	345.822	428.236	365.598	453.047
Juros e aluguéis *Interest and rental*	250.213	191.761	289.181	214.656
Dividendos *Dividends*	171.775	165.011	171.775	165.011
Lucros retidos *Retained earnings*	137.333	286.564	137.333	290.533
	1.254.928	**1.381.204**	**1.319.467**	**1.439.861**

Notas Explicativas da Administração às Demonstrações Financeiras em 31 de Dezembro de 2005 e de 2004

Em milhares de reais

Notes to the Financial Statements for the Years Ended December 31, 2005 and 2004

Amounts in thousands of Brazilian reais – R$

1. CONTEXTO OPERACIONAL

A Klabin S.A. e controladas atuam nos seguintes segmentos da indústria de papel para atendimento aos mercados interno e externo: reflorestamento e madeira, papéis de embalagem, sacos de papel e caixas de papelão ondulado. Suas atividades são plenamente integradas, desde o florestamento até a fabricação dos produtos finais.

A companhia controladora (Klabin S.A.) em 2005 constituiu três Sociedades em Conta de Participação (SCP's) (doze em 2004), com o propósito específico de captar recursos financeiros para projetos de reflorestamento. A companhia controladora, na qualidade de sócia ostensiva, contribuiu com ativos florestais, basicamente florestas e com terras, através da concessão de direito de uso, e os demais sócios-investidores contribuíram em espécie para as referidas SCP's. Essas SCP's asseguram à Klabin S.A. o direito de preferência para aquisição de produtos florestais a preços e condições de mercado.

Em dezembro de 2004 a Klabin S.A., através de sua controlada integral Klabin Ltd. (anteriormente denominada Mirca Limited), constituiu uma empresa comercial exportadora denominada Klabin Trade. A partir de janeiro de 2005 a Klabin S.A. passou a exportar seus produtos através dessa controlada indireta.

1 OPERATIONS

Klabin S.A. (the "Company") and its subsidiaries are engaged in the following sectors of the pulp and paper industry to serve the domestic and foreign markets: reforestation and wood, packaging paper, paper sacks, and corrugated cardboard boxes. Their operations are integrated from forestation to production of final products.

In 2005, the Company established 3 silent partnerships (12 in 2004), with the specific purpose of raising funds for reforestation projects. The Company, as the ostensible partner, contributed forest assets, basically forests and land, through concession of right of use of land, while the other investing partners made cash contributions to these silent partnerships. These silent partnerships entitle Klabin S.A. to preference in the acquisition of forest products at market prices.

In December 2004, the wholly-owned subsidiary Klabin Ltd. (formerly Mirca Ltd.) established a commercial export company named Klabin Trade. In January 2005, Klabin S.A. began exporting its products through this subsidiary.

2. PRINCIPAIS PRÁTICAS CONTÁBEIS

As demonstrações financeiras foram elaboradas em conformidade com as práticas contábeis adotadas no Brasil e normas e instruções emitidas pela Comissão de Valores Mobiliários – CVM, a saber:

(a) Apuração do resultado

O resultado é apurado pelo regime de competência dos exercícios.

(b) Ativos circulante e realizável a longo prazo

As aplicações financeiras estão demonstradas ao custo, acrescido dos rendimentos auferidos (em base "pro rata temporis").

A provisão para contas de liquidação duvidosa é constituída em montante considerado necessário e suficiente para cobrir prováveis perdas na realização dos créditos.

Os estoques são demonstrados ao custo médio das compras ou produção, inferior aos custos de reposição ou valores de realização.

Os demais ativos são apresentados ao valor de custo ou de realização, incluindo, quando aplicável, os rendimentos auferidos e provisões para perdas.

2 SIGNIFICANT ACCOUNTING PRACTICES

The financial statements have been prepared in conformity with Brazilian accounting practices, supplemented by standards and regulations issued by the Brazilian Securities Commission (CVM), as detailed below.

(a) Income and expenses

Determined on the accrual basis of accounting.

(b) Current and long-term assets

Temporary cash investments are stated at cost, plus income earned (on a pro rata temporis basis).

The allowance for doubtful accounts is recognized in an amount considered sufficient to cover probable losses on realization of receivables.

Inventories are stated at the lower of average cost of acquisition or production, and replacement value or realizable value.

Other assets are stated at cost or realizable value, including, when applicable, income earned and provision for losses.

Em milhares de reais
Amounts in thousands of Brazilian reais – R$

(c) Permanente

Demonstrado ao custo, corrigido monetariamente até 1995, combinado com os seguintes aspectos:

- Participações em controladas e coligadas avaliadas pelo método da equivalência patrimonial. O ágio apurado na aquisição dos investimentos é amortizado em cinco anos;
- Reavaliação do imobilizado, procedida com base em avaliação efetuada por empresas especializadas. Com base nas disposições da Deliberação CVM nº 183/95, não foram registrados no passivo exigível a longo prazo, o imposto de renda e a contribuição social diferidos sobre a reavaliação de ativo imobilizado realizada em períodos anteriores a 1995 por empresas incorporadas pela Klabin S.A. Portanto, a reserva de reavaliação constituída pela Klabin S.A. em decorrência da referida incorporação não contempla tais impostos;
- Depreciação do imobilizado pelo método linear, às taxas anuais mencionadas na Nota 9, que levam em consideração a vida útil-econômica dos bens;
- Exaustão de florestas com base na quantidade de madeira extraída e recursos florestais a exaurir Nota 9;
- Encargos financeiros são capitalizados quando incorridos sobre imobilizações em andamento e
- Amortização do diferido pelo prazo de cinco a dez anos, a partir da data em que os benefícios começam a ser gerados (Nota 10).

(d) Passivos circulante e exigível a longo prazo

São demonstrados por valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos incorridos.

A provisão para parada programada é constituída mensalmente, com base na estimativa total de gastos a serem incorridos durante a manutenção das fábricas.

A provisão para contingências é constituída para processos considerados como perdas prováveis pela Administração apoiados pelos seus consultores legais.

(c) Permanent assets

Stated at cost, monetarily restated through 1995, combined with the following aspects:

- *Investments in subsidiaries and affiliated companies are accounted for by the equity method. Goodwill on the acquisition of investments is amortized over five years;*
- *Revaluation of property, plant and equipment is based on a valuation carried out by specialized companies. Based on the provisions of CVM Resolution No. 183/95, deferred income and social contribution taxes on the revaluation of property, plant and equipment carried out in periods prior to 1995 by companies merged into Klabin S.A. have not been recorded in long-term liabilities. Accordingly, the revaluation reserve recognized by Klabin S.A. due to the aforementioned merger does not include such taxes;*
- *Depreciation of property, plant and equipment is calculated under the straight-line method, based on the economic useful lives of the assets;*
- *Depletion of forests based on the quantity of timber extracted and remaining forest resources;*
- *Financial charges on property, plant and equipment in progress are capitalized when incurred; and*
- *Deferred charges are amortized over five to ten years, beginning on the date benefits start to be generated (Note 10).*

(d) Current and long-term liabilities

Stated at known or estimated amounts, plus, when applicable, corresponding charges incurred.

The provision for scheduled shutdown is recognized monthly, based on the total estimate of expenditures to be incurred during the maintenance of the plants.

The provision for contingencies is recognized for lawsuits considered as probable losses by Management, based on the opinion of its legal counsel.

Notas Explicativas da Administração às Demonstrações Financeiras em 31 de Dezembro de 2005 e de 2004

Em milhares de reais

Notes to the Financial Statements for the Years Ended December 31, 2005 and 2004

Amounts in thousands of Brazilian reais – R$

(e) Imposto de renda e contribuição social

Foram constituídos com base nas alíquotas e nos lucros tributáveis, ajustados conforme legislação específica.

O imposto de renda e a contribuição social diferidos lançados no ativo realizável a longo prazo e no passivo exigível a longo prazo decorrem de despesas e receitas, respectivamente, apropriadas ao resultado, entretanto, indedutíveis e não tributadas temporariamente, vide Nota 6 (a).

(f) Estimativas contábeis

Na elaboração das demonstrações financeiras foram utilizados estimativas e julgamentos para a contabilização de certos ativos e passivos e outras transações, nas datas-base e no registro das receitas e despesas dos exercícios. Portanto os resultados reais eventualmente podem divergir dessas estimativas.

(g) Informações suplementares

Com o objetivo de permitir análises adicionais, a Companhia apresenta, como informações suplementares, as demonstrações, individual e consolidada do Fluxo de Caixa e do Valor Adicionado, conforme segue:

Fluxo de caixa – a demonstração do fluxo de caixa foi elaborada de acordo com a NPC-20 do IBRACON – Instituto dos Auditores Independentes do Brasil, considerando as principais operações que tiveram influência nas disponibilidades e aplicações financeiras da controladora e do consolidado, inferiores a 90 dias. Tal demonstrativo está dividido entre atividades operacionais, de investimentos e de financiamentos (Anexo I)

Valor adicionado – elaborada de acordo com os Pareceres de Orientação nºs 15/87 e 24/92, e o Ofício – Circular nº 01/00 emitidos pela CVM. O modelo é o proposto pela NBCT nº 3.7 do Conselho Federal de Contabilidade. Esta informação permite a identificação da criação e da distribuição da riqueza gerada pela Companhia (Anexo II).

(h) Lucro por ação

Calculado com base na quantidade de ações na data de encerramento dos balanços.

(e) Income and social contribution taxes

Recognized based on tax rates and taxable income, adjusted in conformity with specific legislation.

Deferred income and social contribution taxes, recorded in long-term assets and long-term liabilities arise from expenses and income, respectively, recorded in profit and loss, although temporarily nondeductible and untaxed, as mentioned in Note 6 (a).

(f) Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and other transactions, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Thus, actual results could differ from those estimates.

(g) Supplementary information

With the purpose of allowing additional analyses, the Company presents, as supplementary information, the individual and consolidated statements of Cash Flows and Value Added, as follows:

Cash flows – the statement of cash flows has been prepared according to IBRACON Accounting Standard and Procedure No. 20, considering the main transactions that influenced the individual and consolidated balances of cash and banks and temporary cash investments, lower than 90 days. This statement is divided between operating, investing and financing activities (Attachment I).

Value added – prepared according to Guidance Opinions No. 15/87 and 24/92, and Letter – Circular No. 01/00 issued by the CVM (Brazilian Securities Commission). The model is that proposed by NBCT (Brazilian Accounting Standards) No. 3.7 of the Federal Accounting Council. This information allows the identification of the creation and distribution of the wealth generated by the Company (Attachment II).

(h) Earnings per share

Calculated based on the number of shares outstanding at the balance sheet date.

Em milhares de reais
Amounts in thousands of Brazilian reais – R$

3. CONSOLIDAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS

Critérios de consolidação

Nas demonstrações financeiras consolidadas são eliminados os investimentos em empresas controladas, bem como os resultados das equivalências patrimoniais. Os lucros ou prejuízos provenientes de operações realizadas entre as empresas consolidadas, assim como os correspondentes saldos de ativos e passivos são igualmente eliminados. O valor da participação dos acionistas não controladores no resultado e no patrimônio líquido é calculado e demonstrado separadamente.

As demonstrações financeiras consolidadas abrangem as da Klabin S.A. e as de suas controladas, como segue:

3 CONSOLIDATION OF FINANCIAL STATEMENTS

Consolidation criteria

In the consolidated financial statements, investments in subsidiaries and equity in subsidiaries have been eliminated. Intercompany balances and transactions have also been eliminated. The amount of minority interest in income and in shareholders' equity is calculated and stated separately.

The consolidated financial statements include the accounts of Klabin S.A. and its subsidiaries, as follows:

	Participação no capital social – (%) *Ownership interest – (%)*	
Empresas controladas: *Subsidiaries:*	2005	2004
Klabin Argentina S.A. (participação direta e indireta) *Klabin Argentina S.A. (Direct and indirect interest)*	100	100
Klabin Ltd (anteriormente denominada Mirca Limited) *Klabin Ltd (formerly named Mirca Limited)*	100	100
• Klabin Trade (participação indireta) *Klabin Trade (indirect interest)*	100	
IKAPÊ Empreendimentos Ltda. *IKAPÊ Empreendimentos Ltda.*	100	100
Klabin do Paraná Produtos Florestais Ltda. *Klabin do Paraná Produtos Florestais Ltda.*	100	100
Klapart Participações Ltda. *Klapart Participações Ltda.*	100	100
Antas Serviços Florestais S/C Ltda. *Antas Serviços Florestais S/C Ltda.*	100	100
Sociedades em Conta de Participação: (*) *Special Purpose Companies: (*)*		
Paraná *Paraná*	91	90
Santa Catarina *Santa Catarina*	92	92

(*)Participação média no fim do exercício. *(*) Average ownership interest at year end.*

Em milhares de reais
Amounts in thousands of Brazilian reais – R$

4. DISPONIBILIDADES *CASH AND CASH EQUIVALENTS*

(a) Controladora *Company*

	2005		2004	
	Aplicações *Temporary cash investments*	**Taxa média anual%** *Average annual rate %*	**Aplicações** *Temporary cash investments*	**Taxa média anual%** *Average annual rate %*
Moeda nacional *In local currency*				
Fundos de investimento (*) *Investment funds (*)*	121.105	18,2	152.208	17,9
Certificado de depósito bancário *Bank certificate of deposit*	510.938	18,1	449.772	17,8
Notas em reais (**) *Notes in Brazilian reais (**)*	67.207	18,0		
Títulos da República da Áustria (**) *Republic of Austria bonds (**)*	271.776	15,6	90.798	14,6
Caixa e bancos *Cash and banks*	64.630		16.353	
	1.035.656		**709.131**	
Moeda estrangeira *In foreign currency*				
Certificado de depósito bancário *Bank certificate of deposit*	1.886	4,2	141.130	2,2
Fundos de investimento *Investment funds*	285	4,1	26.591	2,3
Caixa e bancos *Cash and banks*	77		119	
	2.248		**167.840**	
	1.037.904		**876.971**	
Aplicação financeira – vinculada *Cash investment – restricted*	(39.521)		(34.135)	
	998.383		**842.836**	
No país *In the country*	696.673		618.333	
No exterior *Abroad*	341.231		258.638	
	1.037.904		**876.971**	

(b) Consolidado *Consolidated*

	2005		2004	
Moeda nacional *In local currency*				
Fundos de investimento (*) *Investment funds (*)*	183.549	18,2	197.888	17,9
Certificado de depósito bancário *Bank certificate of deposit*	510.938	18,1	450.314	17,8
Notas em reais (**) *Notes in Brazilian reais (**)*	316.022	18,0		
Títulos da República da Áustria (**) *Republic of Austria bonds (**)*	271.776	15,6	90.798	14,6
Caixa e bancos *Cash and banks*	65.237		17.419	
	1.347.522		**756.419**	
Moeda estrangeira *In foreign currency*				
Certificado de depósito bancário *Bank certificate of deposit*	53.762	4,0	293.198	2,1
Fundos de investimento *Investment funds*	30.010	4,1	72.004	2,2
Caixa e bancos *Cash and banks*	37.150		3.142	
	120.922		**368.344**	
	1.468.444		**1.124.763**	
Aplicação financeira – vinculada *Cash investment – restricted*	(39.521)		(34.135)	
	1.428.923		**1.090.628**	
No País *In the country*	759.724		665.620	
No exterior *Abroad*	708.720		459.143	
	1.468.444		**1.124.763**	

(*) Inclui aplicação financeira vinculada em garantia de empréstimos.
(*) Includes cash investments backed by loan collateral

(**) Aplicação no exterior em reais.
(**) Foreign investment in Brazilian reais – R$

Em milhares de reais
Amounts in thousands of Brazilian reais – R$

5. ESTOQUES *INVENTORIES*

	Controladora *Company*		Consolidado *Consolidated*	
	2005	2004	2005	2004
Produtos acabados *Finished products*	78.601	85.340	85.532	89.237
Produtos em processo *Work in process*	852	1.029	954	1.126
Matérias-primas *Raw materials*	69.727	81.222	72.140	83.569
Madeiras, toras e floresta para corte *Timber, logs and forest for harvesting*	29.769	26.367	25.491	15.833
Combustíveis e lubrificantes *Fuel and lubricants*	3.196	3.159	3.196	3.159
Material de manutenção *Maintenance material*	65.716	69.747	66.052	70.401
Outros *Other*	2.880	5.723	3.432	6.436
	250.741	272.587	256.797	269.761

6. IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL

(a) Natureza e expectativa de realização ou liquidação dos impostos diferidos

Os valores de imposto de renda (IRPJ) e contribuição social (CSLL) diferidos, registrados nas demonstrações financeiras, são provenientes de provisões temporariamente não dedutíveis, tributos em discussão judicial, na controladora e prejuízos fiscais e base negativa de contribuição social na controladora e controladas. Tendo em vista ser difícil prever com exatidão o prazo de realização dos impostos diferidos, sobretudo os relacionados às provisões temporariamente não dedutíveis e tributos em discussão judicial, a Administração da Companhia decidiu manter a totalidade dos referidos créditos tributários classificados no ativo realizável a longo prazo.

6 INCOME AND SOCIAL CONTRIBUTION TAXES

(a) Nature and expectation of realization or settlement of deferred taxes

The amounts of deferred IRPJ (corporate income tax) and CSLL (social contribution tax), recorded in the financial statements, arise from temporarily nondeductible provisions, taxes challenged in courts, in the Company, and tax loss carryforwards in the Company and subsidiaries. Since it was difficult to foresee exactly the term of realization of the deferred taxes, especially those related to nondeductible provisions and taxes challenged in courts, the Company's management decided to maintain the full amount of the mentioned tax credits classified in long-term assets.

	Controladora *Company*		Consolidado *Consolidated*	
	2005	2004	2005	2004
Provisões não dedutíveis *Nondeductible provisions*	127.357	92.633	127.357	92.633
Tributos em discussão judicial *Taxes being challenged in court*	14.311	13.814	14.311	13.814
Prejuízos fiscais e bases negativas *Tax loss carryforwards*	59.980	72.981	66.364	72.981
Ativo realizável a longo prazo *Long-term assets*	201.648	179.428	208.032	179.428
Imposto de renda diferido sobre venda de ativos *Deferred income tax on sale of assets*	1.081	1.351	1.081	1.351
Depreciação acelerada incentivada *Accelerated depreciation incentive*	1.431	2.017	1.431	2.017
Passivo exigível a longo prazo *Long-term liabilities*	2.512	3.368	2.512	3.368

Notas Explicativas da Administração às Demonstrações Financeiras em 31 de Dezembro de 2005 e de 2004

Em milhares de reais

Notes to the Financial Statements for the Years Ended December 31, 2005 and 2004

Amounts in thousands of Brazilian reais – R$

Em atendimento à Deliberação n° 273/98 e Instrução n° 371/02 da CVM, a Administração, com base em orçamento, plano de negócios aprovados pelo Conselho de Administração, estima que os créditos fiscais sejam realizados durante os exercícios de 2006 a 2013, conforme demonstrado a seguir:

In compliance with CVM Resolution No. 273/98 and CVM Instruction No. 371/02, management, based on the budget and business plan approved by the Board of Directors, expects that tax credits will be realized from 2005 to 2009, as shown below:

	2005	
	Controladora *Company*	**Consolidado** *Consolidated*
2006	49.407	51.830
2007	16.407	19.138
2008	21.020	22.250
2009	26.240	26.240
2010	32.911	32.911
2011 a 2013 *2011 to 2013*	55.663	55.663
	201.648	**208.032**

(b) Conciliação do imposto de renda e da contribuição social com o resultado da aplicação direta da alíquota dos respectivos tributos sobre o resultado societário

(b) Reconciliation of income and social contribution taxes at the effective tax rate

	Controladora *Company*		**Consolidado** *Consolidated*	
	2005	2004	2005	2004
Resultado antes do imposto de renda e da contribuição social *Income before income and social contribution taxes*	**319.160**	**553.053**	**353.064**	**594.485**
Imposto de renda e contribuição social à alíquota de 34% *Income and social contribution taxes at the rate of 34%*	108.514	188.038	120.042	202.125
Efeito tributário das principais adições (exclusões): *Tax effects of the main additions (deductions):*				
Resultado de equivalência patrimonial *Equity in subsidiaries*	(104.834)	(88.550)	51	98
Diferença de tributação – empresas controladas *Difference in taxation – subsidiaries*			(100.196)	(93.392)
Outros efeitos *Other effects*	6.372	(1.979)	(1.771)	885
	10.052	**97.509**	**18.126**	**109.716**
Imposto de renda e contribuição social: *Income and social contribution taxes:*				
• Corrente *Current*	33.129	70.822	47.587	83.029
• Diferido *Deferred*	(23.077)	26.687	(29.461)	26.687
Imposto de renda e contribuição social do resultado *Income and social contribution taxes in the statement of income*	**10.052**	**97.509**	**18.126**	**109.716**

7. PARTES RELACIONADAS *RELATED PARTIES*

	Klabin Argentina S.A. (i) *Klabin Argentina S.A. (i)*	**Klabin Trade** (ii) *Klabin Trade (ii)*
Ativo circulante *Current assets*	577	252.873
Realizável a longo prazo *Long-term assets*		
Passivo circulante *Current liabilities*		
Exigível a longo prazo *Long-term liabilities*		
Receita de vendas *Sales revenue*	1.837	462.776
Compras *Purchases*		
Comissão de aval *Commission for guarantee*		
Royalties *Royalties*		
Outras receitas (despesas) *Other income (expenses)*		(671)

(i) Saldo a receber de operações realizadas a preços e prazos nas condições usuais de mercado;
(i) Balance receivable from transactions conducted under usual market prices and terms;

(ii) Remessa de papel a preços de custo de produção acrescidos de margem de aproximadamente 20%;
(ii) Shipment of paper at production cost price, plus margin of approximately 20%;

(iii) Compra de madeira a preços e prazos nas condições usuais de mercado;
(iii) Purchase of wood under usual market prices and terms;

(iv) Licenciamento de uso de marca;
(iv) Trademark use right;

(v) Comissão de aval sobre o saldo de financiamentos do BNDES de 2% a.a.
(v) 2% p.a. commission for guarantee on BNDES financing balance.

Sociedades em Conta de Participação "Paraná" (i) e (iii) *Special Purpose Companies "Paraná" (i) and (iii)*	**Sociedades em Conta de Participação "Santa Catarina"** (i) e (iii) *Special Purpose Companies "Santa Catarina" (i) and (iii)*	**Sogemar – Sociedade Geral de Marcas Ltda.** (iv) *Sogemar – Sociedade Geral de Marcas Ltda. (iv)*	**Monteiro Aranha S.A.** (iv) *Monteiro Aranha S.A. (iv)*	**Klabin Irmãos & Cia.** (v) *Klabin Irmãos & Cia. (v)*	**Outras** *Other*	**Controladora** *Company* 2005 **Total** *Total*	**Controladora** *Company* 2004 **Total** *Total*
1.577	151					**255.178**	**16.766**
					577	**577**	**150**
24.660	24.222	1.038	213		218	**50.351**	**50.072**
					127	**127**	**252**
						464.613	**28.022**
197.509	158.789					**356.298**	**337.444**
				6.132		**6.132**	**16.740**
		13.834	2.835		2.224	**18.893**	**17.628**
(288)	(103)					**(1.062)**	**85**

Amounts in thousands of Brazilian reais – R$

8. INVESTIMENTOS EM EMPRESAS CONTROLADAS E COLIGADAS
INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES

	Klabin Ltd. (*) *Klabin Ltd. (*)*	**Klabin Argentina S.A.** *Klabin Argentina S.A.*	**Outras** *Other*	**Klabin Monte Alegre Com. e Ind. Ltda. (**)** *Klabin Monte Alegre Com. e Ind. Ltda. (**)*	**Sociedades em Conta de Participação "Paraná"** *Special Purpose Companies "Paraná"*	**Sociedades em Conta de Participação "Santa Catarina"** *Special Purpose Companies "Santa Catarina"*	**Total** *Total*
(a) Movimentação *Changes*							
Em 31 de dezembro de 2003 *As of December 31, 2003*	**68.696**	**49.364**	**20.269**	**62.138**			**200.467**
Integralização de capital *Capital contribution*	134.067		3.673				137.740
Integralização de capital em bens *Capital contribution in assets*					41.047	9.605	50.652
Alienação de investimentos *Sale of investments*		(1.026)					(1.026)
Incorporação *Merger*				(61.942)			(61.942)
Resultados recebidos *Dividends received*					(113.035)	(142.797)	(255.832)
Equivalência patrimonial *Equity in subsidiaries*	(5.283)	(1.881)	(588)	(196)	120.511	147.878	260.441
Redução de capital *Capital reduction*		(26.556)					(26.556)
Em 31 de dezembro de 2004 *As of December 31, 2004*	**197.480**	**19.901**	**23.354**		**48.523**	**14.686**	**303.944**
Integralização de capital *Capital contribution*			30				30
Integralização de capital em bens *Capital contribution in assets*					27.298	12.570	39.868
Resultados recebidos *Dividends received*					(166.949)	(133.945)	(300.894)
Equivalência patrimonial *Equity in subsidiaries*	3.662	8.524	(775)		164.069	132.855	308.335
Outros *Other*		46			3.969		4.015
Em 31 de dezembro de 2005 *As of December 31, 2005*	**201.142**	**28.471**	**22.609**		**76.910**	**26.166**	**355.298**
(b) Participações 2005 *Ownership interest 2005*							
Ações ordinárias (mil) *Common shares (thousand)*	6	20.349					
Participação no capital – (%) *Ownership interest – (%)*	100	98					
(c) Informações em 31 de dezembro de 2005 *Information as of December 31, 2005*							
Capital social *Capital*	16	25.749					
Total do patrimônio líquido *Total shareholders' equity*	201.142	28.947					

(*) Controladora da Klabin Trade. *(*) Parent Company of Klabin Trade.*

(**) Empresa incorporada por Klabin S.A. em 23 de março de 2004. *(**) Company merged into Klabin S.A. on March 23, 2004.*

Em milhares de reais
Amounts in thousands of Brazilian reais – R$

9. IMOBILIZADO *PROPERTY, PLANT AND EQUIPMENT*

	Taxa anual de depreciação % *Annual depreciation rate – %*	Custo e reavaliado *Revalued Cost*	Depreciação e exaustão acumuladas *Accumulated depreciation and depletion*	2005 Líquido *Net*	2004 Líquido *Net*
(a) Controladora *Company*					
Terrenos *Land*		145.838		145.838	155.806
Edifícios e construções *Buildings and constructions*	4	347.141	(168.145)	178.996	161.808
Máquinas, equipamentos e instalações *Machinery, equipment and installations*	5 a 20	2.487.744	(1.507.747)	979.997	864.869
Obras e instalações em andamento *Construction in progress*		262.934		262.934	270.871
Florestamento e reflorestamento (*) *Forestation and Reforestation (*)*		404.901	(145.376)	259.525	278.575
Outros *Other*	4 a 20	240.261	(145.688)	94.573	92.069
		3.888.819	**(1.966.956)**	**1.921.863**	**1.823.998**
(b) Consolidado *Consolidated*					
Terrenos *Land*		172.872		172.872	173.227
Edifícios e construções *Buildings and constructions*	2 a 4	360.576	(170.562)	190.014	174.253
Máquinas, equipamentos e instalações *Machinery, equipment and installations*	5 a 20	2.507.837	(1.522.222)	985.615	873.845
Obras e instalações em andamento *Construction in progress*		269.378		269.378	284.987
Florestamento e reflorestamento *Forestation and reforestation (*)*		481.325	(145.376)	335.949	300.334
Outros *Other*	4 a 20	243.224	(147.543)	95.681	93.334
		4.035.212	**(1.985.703)**	**2.049.509**	**1.899.980**

(*) Exaustão calculada com base na extração de madeira, conforme descrito na Nota 2 (c)
(*) Depletion calculated based on timber extraction, as described in Note 2 (c).

10. DIFERIDO *DEFERRED CHARGES*

		Custo *Cost*	Amortização acumulada *Accumulated amortization*	2005 Líquido *Net*	2004 Líquido *Net*
Controladora *Company*					
Ágio na aquisição de empresa incorporada: *Goodwill on acquisition of merged company:*					
• Igaras Papéis e Embalagens S.A. *Igaras Papéis e Embalagens S.A.*	**(i)**	186.363	(173.091)	13.272	50.546
Gastos de implantação e pré-operacionais *Implementation and preoperating costs*	**(ii)**	34.629	(29.480)	5.149	3.824
Gastos de reorganização e instalação *Reorganization and installation costs*	**(ii)**	1.922	(1.489)	433	510
Outros *Other*		7.377	(3.873)	3.504	2.414
		230.291	**(207.933)**	**22.358**	**57.294**
Consolidado *Consolidated*					
Klabin Argentina S.A. *Klabin Argentina S.A.*		3.277	(3.277)		428
Outras *Other*		3.193	(574)	2.619	2.157
		236.761	**(211.784)**	**24.977**	**59.879**

(i) Ágio fundamentado por expectativa de rentabilidade futura e amortizado com base nas respectivas projeções de resultados em cinco anos.
(i) The goodwill amounts are based on the expectation of future profitability and amortized based on the related five-year income projections.

(ii) Compreende as despesas pré-operacionais das unidades de branqueamento e de cloro-soda da Klabin S.A. que estão sendo amortizadas em dez anos, e despesas de implantação e pré-operacionais de diversos projetos das divisões industriais, que estão sendo amortizadas em cinco anos.
(ii) Refers to preoperating costs of the bleaching and soda-chlorine units of Klabin S.A. which are being amortized over ten years, as well as implementation and preoperating costs of various projects of the industrial divisions, which are being amortized over five years.

Em milhares de reais
Amounts in thousands of Brazilian reais – R$

11. FINANCIAMENTOS *LOANS AND FINANCING*

(a) Posição *Balances*

					Controladora *Company*
				2005	2004
	Juros anuais % *Annual Interest %*	**Curto prazo** *Current*	**Longo prazo** *Long-term*	**Total** *Total*	**Total** *Tota*
Em moeda nacional *In local currency*					
• BNDES • *National Bank for Economic and Social Development (BNDES)*	10,5	247	178.138	178.385	316.513
• FINAME • *Government Agency for Machinery and Equipment Financing (FINAME)*	8,5 a 10,5	3.351	4.279	7.630	13.192
• Crédito exportação • *Export credit*	SELIC+1,3 a 114,0 do CDI	43.938	203.860	247.798	156.363
• Capital de giro • *Working capital*	CDI + 1,4 a 110,0 do CDI	43.573	193.000	236.573	131.359
• Outros *Other*	1,0 a 7,3	1.055	1.256	2.311	2.848
		92.164	**580.533**	**672.697**	**620.275**
Em moeda estrangeira (*) *In foreign currency (*)*					
• Ativo imobilizado *Property, plant and equipment*	5,5	1.755	1.658	3.413	11.835
• Exportação *Export*	4,1 a 8,0	275.078	208.322	483.400	541.040
• Outros *Other*	7,9	235	11.704	11.939	
		277.068	**221.684**	**498.752**	**552.875**
		369.232	**802.217**	**1.171.449**	**1.173.150**
Contrato de troca de índices – Swap *Interest rate Swap contract – Hedge*	100,0 do CDI	232.730		232.730	126.833
		601.962	**802.217**	**1.404.179**	**1.299.983**

Notas Explicativas da Administração às Demonstrações Financeiras em 31 de Dezembro de 2005 e de 2004

Em milhares de reais

Notes to the Financial Statements for the Years Ended December 31, 2005 and 2004

Amounts in thousands of Brazilian reais – R$

	Juros anuais % *Annual interest %*	Taxa média ponderada % *Weighted average rate %*	Curto prazo *Current*	Longo prazo *Long-term*	Consolidado *Consolidate* 2005 Total *Total*	2004 Total *Total*
Em moeda nacional *In local currency*						
• BNDES *National Bank for Economic and Social Development (BNDES)*	10,5	10,5	247	178.138	178.385	316.513
• FINAME *Government Agency for Machinery and Equipment Financing (FINAME)*	8,5 a 10,5	10,0	3.351	4.279	7.630	13.192
• Crédito exportação • *Export credit*	SELIC+1,3 a 114,0 do CDI	20,2	43.938	203.860	247.798	156.363
• Capital de giro • *Working capital*	CDI + 1,4 a 110,0 do CDI	20,0	43.573	193.000	236.573	131.359
• Outros *Other*	1,0 a 7,3	2,4	1.055	1.256	2.311	2.848
			92.164	**580.533**	**672.697**	**620.275**
Em moeda estrangeira (*) *In foreign currency (*)*						
• Ativo imobilizado *Property, plant and equipment*	5,5	5,5	1.755	1.658	3.413	11.835
• Exportação • *Export*	4,1 a 8,0	5,6	275.078	208.322	483.400	541.040
• Outros *Other*	7,3 a 7,9	7,4	1.437	70.222	71.659	
			278.270	**280.202**	**558.472**	**552.875**
			370.434	**860.735**	**1.231.169**	**1.173.150**
Contrato de troca de índices – Swap *Interest rate Swap contract – Hedge*	100,0 do CDI		232.730		232.730	126.833
			603.164	**860.735**	**1.463.899**	**1.299.983**

Vencimentos no longo prazo: *Long-term maturities:*	
2007	260.977
2008	182.629
2009	112.725
2010	113.016
2011	96.630
2012	55.824
2013	24.923
2014 em diante *2014 onwards*	14.011
	860.735

(*)Em dólares norte-americanos.
(*) In US dollars.

(b) Garantias *Collaterals*

Os financiamentos são garantidos por terrenos, edifícios, benfeitorias, máquinas, equipamentos e instalações da fábrica de Correia Pinto – SC e depósitos em garantia, bem como por avais dos acionistas controladores.

Financing is collateralized by land, buildings, improvements, machinery, equipment and installations of the Correia Pinto plant (Santa Catarina State) and guarantee deposits, as well as guarantees and sureties from controlling shareholders.

Em milhares de reais
Amounts in thousands of Brazilian reais – R$

12. DEBÊNTURES

Em reunião do Conselho de Administração realizada em 3 de novembro de 2004, foi aprovado o Programa de Emissão Pública de Debêntures no valor total de R$ 1.000.000.

Em dezembro de 2004, com data-base de 1° de novembro de 2004, a Klabin S.A. emitiu 31.405 debêntures de sua 5ª emissão. As debêntures são escriturais, série única e nominativas, não conversíveis em ações, de valor unitário de R$ 10 e valor total de R$ 314.050 e juros semestrais de 105,5% do CDI, com vencimento final em novembro de 2007.

12 DEBENTURES

In the Board of Directors' Meeting held on November 3, 2004, the Program of Public Issue of Debentures in the total amount of R$ 1,000,000 was approved.

In December 2004, with the base date of November 1, 2004, Klabin issued 31,405 debentures of its 5th issue. The debentures are book entry, single series and registered, and nonconvertible into shares, with par value of R$ 10 and total value of R$ 314,050, with semiannual interest of 105.5% of CDI (interbank deposit rate), and final maturity in November 2007.

13. PROVISÃO PARA CONTINGÊNCIAS

Com base na análise individual dos processos judiciais e suportadas por opinião de seus consultores jurídicos, a Klabin S.A. e suas controladas constituíram provisões no exigível a longo prazo, para perdas consideradas prováveis, demonstrado a seguir:

13 PROVISION FOR CONTINGENCIES

Based on the individual analysis of the lawsuits and supported by the opinion of its legal counsel, Klabin S.A. and its subsidiaries recognized provisions in long-term liabilities, for losses considered probable, as shown below:

	Controladora e Consolidado *Company and Consolidated*	
Natureza da contingência – *Nature of the contingency*	2005	2004
Tributária: *Tax:*		
• PIS/COFINS *PIS/COFINS*	63.617	58.871
• CPMF *CPMF*	6.121	4.131
• Outras *Other*	25.643	24.708
	95.381	**87.710**
Trabalhista *Labor*	28.003	24.149
Outras *Other*	5.508	2.674
	128.892	**114.533**

Em milhares de reais
Amounts in thousands of Brazilian reais – R$

PIS/COFINS

Klabin S.A. questiona judicialmente o recolhimento do PIS e da COFINS com a base de cálculo majorada pela Lei nº 9718/98, em ações distintas que encontram-se em diversas instâncias: aguardando decisão de 1ª estância; aguardando julgamento do recurso extraordinário no Supremo Tribunal Federal e aguardando julgamento de apelação no Tribunal Regional Federal.

A Companhia manterá a provisão já efetuada até o julgamento e trânsito em julgado de suas ações, tendo em vista que o Supremo Tribunal Federal, em novembro de 2005, decidiu pela inconstitucionalidade da ampliação da base de cálculo dessas contribuições.

CPMF

A Companhia questiona a incidência da CPMF sobre a movimentação das receitas de suas exportações. Tal ação tramita perante a Vara da Justiça Federal em São Paulo, aguardando julgamento da apelação interposta em seu nome perante o Tribunal Regional Federal.

Os depósitos judiciais registrados no realizável a longo prazo totalizam R$ 101.013 (R$ 89.973 em 2004) na controladora, e R$ 101.800 (R$ 90.803 em 2004) no consolidado.

Adicionalmente a Klabin S.A. e suas controladas possuem outros processos tributários, trabalhistas e cíveis envolvendo "possíveis" riscos de perda. Os valores em 31 de dezembro de 2005 são: tributários R$ 207.479; trabalhistas R$ 60.910 e cíveis R$ 34.427. Com base na análise individual dos correspondentes processos judiciais e suportadas por opinião de seus consultores jurídicos, a administração entende que estes processos, julgados "possíveis", não necessitam provisionamento.

Os processos trabalhistas referem-se basicamente a reclamações envolvendo horas extras, adicional de periculosidade e de insalubridade.

PIS/COFINS

Klabin S.A. is challenging in court the payment of PIS and COFINS with the tax basis increased by Law No. 9718/98, in different lawsuits that are currently at different levels: awaiting decision in a lower court; awaiting decision on an extraordinary appeal in the Federal Supreme Court; and awaiting decision on an appeal in the Federal Regional Court.

The Company will maintain the provision already recognized until the final and unappealable decision on its lawsuits, considering that, in November 2005, the Federal Supreme Court decided that the tax basis increase of these contributions is unconstitutional.

CPMF

The Company is challenging the levy of CPMF on transactions involving its export revenues. This lawsuit is at the Federal District Court in the State of São Paulo, awaiting decision on the appeal filed on its behalf at the Federal Regional Court.

The escrow deposits recorded in long-term assets total R$ 101,013 (R$ 89,973 in 2004) – company, and R$ 101,800 (R$ 90,803 in 2004) – consolidated.

Additionally, Klabin S.A. and its subsidiaries are parties to other tax, labor and civil lawsuits for which the risk of loss is considered "possible". The amounts as of December 31, 2005 are: tax – R$ 207,479; labor – R$ 60,910; and civil – R$ 34,427. Based on an individual analysis of the related lawsuits and supported by the opinion of its legal counsel, management understands that these lawsuits, whose chances of favorable outcome are considered "possible", do not need to be accrued.

The labor lawsuits refer basically to claims involving overtime, hazardous duty premium and health hazard premium.

Em milhares de reais
Amounts in thousands of Brazilian reais – R$

14. PATRIMÔNIO LÍQUIDO

(a) Capital

O capital social da Klabin S.A., subscrito e integralizado, dividido em ações, sem valor nominal, é assim distribuído:

14 SHAREHOLDERS' EQUITY

(a) Capital

Subscribed and paid-up capital of Klabin S.A., divided into shares, without par value, is held as follows:

	2005	2004
Ações ordinárias *Common shares*	316.827.563	317.049.392
Ações preferenciais *Preferred shares*	600.855.733	601.750.949
	917.683.296	**918.800.341**

Em Assembléia Geral Extraordinária realizada em 21 de março de 2005, foi aprovado o cancelamento de 221.829 ações ordinárias e 895.216 ações preferenciais mantidas em tesouraria, sem redução do capital social.

Em Assembléia Geral Ordinária realizada em 21 de março de 2005, foi aprovado aumento do capital social subscrito no montante de R$ 300.000, sendo R$ 109.859 com reservas de capital e R$ 190.141 com reservas de lucros, sem emissão de ações, passando o capital social para R$ 1.100.000.

Em Assembléia Geral Extraordinária, realizada em 29 de setembro de 2005, foi aprovada a concessão do direito às ações preferenciais de serem incluídas em oferta pública decorrente de eventual alienação de controle societário ("tag along"), assegurando-lhes o recebimento de preço igual a 70% do valor pago por ação ordinária integrante do bloco de controle, sem prejuízo das vantagens a elas atribuídas.

Em Reunião Extraordinária do Conselho de Administração realizada em 27 de outubro de 2005 foi aprovado o programa de recompra de até 47.712.031 ações preferenciais, válido por 365 dias, para permanência em tesouraria e posterior alienação ou cancelamento, sem redução do capital social.

In the Extraordinary Shareholders' Meeting held on March 21, 2005, the cancellation of 221,829 common shares and 895,216 preferred shares held in treasury was approved, without capital reduction.

In the Annual Shareholders' Meeting held on March 21, 2005, the increase in subscribed capital by the amount of R$ 300,000 was approved, of which R$ 109,859 with capital reserves and R$ 190,141 with profit reserves, without the issuance of shares, upon which capital increased to R$ 1,100,000.

In the Extraordinary Shareholders' Meeting held on September 29, 2005, the preferred shares were granted the right to be included in a public offering in the event of sale of controlling ownership interest ("tag-along"), at a price equal to 70% of the amount paid per common share composing the controlling interest, without detriment to the advantages assigned to them.

In the Extraordinary Meeting of the Board of Directors held on October 27, 2005, a program to repurchase up to 47,712,031 preferred shares was approved, valid for 365 days, to be held in treasury and for subsequent disposal or cancellation, without capital reduction.

Em milhares de reais
Amounts in thousands of Brazilian reais – R$

(b) Direito das ações

As ações preferenciais, sem direto a voto, têm prioridade no reembolso, em caso de liquidação da Companhia, e recebem dividendos 10% superiores àqueles atribuídos às ações ordinárias.

(c) Reservas

(i) Reserva estatutária

Constituída por parcela variável do lucro líquido ajustado na forma da lei com a finalidade de assegurar recursos para investimentos em bens do ativo permanente e reforço de capital de giro.

(ii) Reserva de reavaliação

Consoante facultado pela Instrução CVM n° 197/93, a Companhia decidiu não aplicar os dispositivos previstos nos artigos 1° e 2° da Instrução CVM n° 189/92 (imposto de renda e contribuição social sobre a reserva de reavaliação). A aplicação desses dispositivos ajustaria a reserva de reavaliação nos seguintes valores:

(b) Share rights

Preferred shares, without voting rights, have priority in redemption in case of the Company's liquidation, and are entitled to dividends 10% higher than those paid on common shares.

(c) Reserves

(i) Statutory reserve

Established according to a variable portion of net income adjusted according to law, with the purpose of ensuring funds for investments in permanent assets and improvement of working capital.

(ii) Revaluation reserve

As permitted by CVM Instruction No. 197/93, the Company decided not to apply the requirements of articles 1 and 2 of CVM Instruction No. 189/92 (income and social contribution taxes on revaluation reserve). The application of these requirements would adjust the revaluation reserve by the following amounts:

Reserva de reavaliação em 31 de dezembro 2005 *Revaluation reserve as of December 31, 2005*	87.399
Parcela relativa à correção monetária prevista na Lei n° 8.200/91, incluída na reserva de reavaliação *Portion related to monetary restatement established by Law No. 8200/91, included in revaluation reserve*	(45.155)
Encargos tributários *Tax charges*	(14.364)
	27.880

Em milhares de reais
Amounts in thousands of Brazilian reais – R$

(d) Dividendos

Conforme Ata da Reunião Extraordinária do Conselho de Administração realizada em 31 de agosto de 2005, foi aprovada a distribuição de dividendo intermediário no valor de R$ 100.505, pagos em outubro de 2005.

A Administração propõe para aprovação em Assembléia Geral Ordinária, a ser realizada em março de 2006, dividendo complementar no valor de R$ 71.270, conforme demonstrado a saber:

(d) Dividends

According to the minutes of the Extraordinary Meeting of the Board of Directors held on August 31, 2005, the payment of interim dividends was approved in the amount of R$ 100,505, paid in October 2005.

Management proposes, for approval in the Annual Shareholders' Meeting, to be held in March 2006, supplementary dividends in the amount of R$ 71,270, as shown below:

	2005
Lucro líquido do exercício *Net income*	309.108
Constituição da reserva legal (5%) *Recognition of legal reserve (5%)*	(15.455)
Base de cálculo dos dividendos ***Calculation basis of dividends***	**293.653**
Dividendos antecipados: *Advance dividends:*	
• R$ 102,79 por lote de mil ações ordinárias *R$ 102.79 per thousand common shares*	32.567
• R$ 113,07 por lote de mil ações preferenciais *R$ 113.07 per thousand preferred shares*	67.938
	100.505
Dividendos complementares: *Supplementary dividends:*	
• R$ 72,89 por lote de mil ações ordinárias *R$ 72.89 per thousand common shares*	23.093
• R$ 80,18 por lote de mil ações preferenciais *R$ 80.18 per thousand preferred shares*	48.177
	71.270
Total – 58,5% da base de cálculo *Total – 58.5% of calculation basis*	**171.775**

15. INSTRUMENTOS FINANCEIROS

(a) Gerenciamento de risco

A Klabin S.A. e controladas participam de operações envolvendo instrumentos financeiros, todos registrados em contas patrimoniais, que se destinam a atender a suas necessidades operacionais, bem como a reduzir a exposição a riscos financeiros, principalmente de crédito, de moeda e de taxa de juros. A administração desses riscos é realizada por meio de definição de estratégias, estabelecimento de sistemas de controle e determinação de limites de posições. Não são realizadas operações envolvendo instrumentos financeiros com finalidade especulativa.

(b) Risco de crédito

Esses riscos são administrados por normas específicas de aceitação de clientes, análise de crédito e estabelecimento de limites de exposição por cliente.

(c) Risco de moeda e operações com derivativos

A Klabin S.A. realiza operações envolvendo instrumentos financeiros derivativos para proteger o seu passivo ou exposição líquida em dólares norte-americanos dos efeitos de variações cambiais. As operações de "hedge" sem caixa "swap" substituem a variação cambial passiva pela variação do CDI (Certificado de Depósito Interbancário). A perda apurada nessas operações, no montante de R$ 105.897 em 2005, foi integralmente reconhecida no resultado do exercício na rubrica resultado financeiro – variações cambiais, líquidas e registrada como acréscimo dos correspondentes financiamentos.

Adicionalmente, como cerca de 27% das vendas são realizadas em dólares norte-americanos, a administração acredita haver um "hedge" natural de parte do seu passivo em moeda estrangeira a partir de suas operações tradicionais de venda.

15 FINANCIAL INSTRUMENTS

(a) Risk management

Klabin S.A. and its subsidiaries carry out transactions involving financial instruments, all recorded in balance sheet accounts, to meet their own needs, as well as to reduce their exposure to financial risks, mainly credit, currency and interest rate risks. These risks are managed through the establishment of operating strategies, control policies and determination of positions. No transactions involving financial instruments of speculative nature are carried out.

(b) Credit risk

These risks are managed through specific standards for acceptance of customers, credit analysis and determination of exposure limits by customer.

(c) Currency risk and derivatives

Klabin S.A. has transactions involving derivative financial instruments to hedge against the effects of exchange variations on their liabilities or net exposure in US dollars. Non-cash hedge transactions are used to swap the foreign exchange variations on liabilities for the Interbank Deposit (CDI) rate. Loss on these transactions, in the amount of R$ 105,897 in 2005, was fully recognized in the statement of income, under "exchange variation, net", and recorded as increase in the corresponding financing.

In addition, as approximately 27% of sales are in US dollars, management believes there is a natural hedge for part of the liabilities in foreign currency.

Em milhares de reais
Amounts in thousands of Brazilian reais – R$

(d) Valores de mercado

Em 31 de dezembro de 2005 e de 2004, os valores de mercado das disponibilidades, aplicações financeiras, contas a receber e a pagar, aproximam-se dos valores registrados nas demonstrações financeiras devido à natureza de curto prazo destes. Os valores de mercado dos empréstimos e financiamentos aproximam-se substancialmente dos valores registrados nas demonstrações financeiras devido a esses instrumentos financeiros terem taxas de juros variáveis. Os valores de mercado das debêntures são iguais aos valores registrados nas demonstrações financeiras, em virtude de a Companhia ter a opção de quitar essas debêntures a qualquer momento pelo valor contábil.

A seguir estão demonstrados os valores contábeis e de mercado das operações de "swap".

(d) Fair values

As of December 31, 2005 and 2004, the fair values of cash and cash equivalents, temporary cash investments, accounts receivable and payable approximate the carrying values recorded in the financial statements due to their short-term. The fair values of loans and financing approximate their carrying values recorded in the financial statements since these financial instruments have variable interest rates. The fair values of debentures are equivalent to those recorded in the financial statements, since the Company has the option to pay these debentures at any moment at their carrying value.

The carrying values and fair values of swap transactions are as follows.

				Consolidado *Consolidated*
		2005		2004
	Valor contábil *Carrying value*	**Valor de mercado** *Fair value*	**Valor contábil** *Carrying value*	**Valor de mercado** *Fair value*
Financiamentos (Nota 11(a)) – Operações de "swap" *Financing (Note 11(a)) – Swap transactions*	232.730	257.176	126.833	166.636

16. COBERTURA DE SEGUROS

Em face à natureza de suas atividades, da distribuição das florestas em diversas áreas distintas e das medidas preventivas adotadas contra incêndio e outros riscos, a empresa adota a política de não contratar cobertura de seguros para florestas, contratando, entretanto, para estoques e bens do ativo imobilizado sujeitos a riscos, por montantes considerados suficientes para fazer face a eventuais perdas considerando o conceito de perda máxima possível, que corresponde ao valor máximo possível de destruição em um mesmo evento.

Em 31 de dezembro de 2005, a Klabin S.A. e controladas possuem seguros contra incêndio de seus estoques, bens do imobilizado, garantias contratuais e judiciais no valor de R$ 1.249.049.

16 INSURANCE COVERAGE

Due to the nature of its activities, the distribution of forests in various distinct areas, and the preventive measures adopted against fire and other risks, the Company adopts the policy of not contracting insurance coverage for forests, contracting it, however, for inventories and fixed assets subject to risks, at amounts considered sufficient to cover possible losses considering the concept of maximum possible loss, which corresponds to the maximum possible amount of destruction in a same event.

As of December 31, 2005, Klabin S.A. and its subsidiaries are insured against fire in their inventories, fixed assets, and contractual and legal guarantees in the amount of R$ 1,249,049.

Em milhares de reais
Amounts in thousands of Brazilian reais – R$

17. BENEFÍCIOS A EMPREGADOS E PLANO DE PREVIDÊNCIA PRIVADA

A Klabin S.A. e suas controladas concedem a seus empregados benefícios de seguro de vida, assistência médica e plano de aposentadoria. A contabilização desses benefícios obedece ao regime de competência e a concessão destes cessa ao término do vínculo empregatício.

O plano de previdência privada da Klabin – Plano Prever, administrado pelo Unibanco AIG Seguros & Previdência, foi instituído em 1986 sob a modalidade de benefício definido. A partir de 1998 houve uma reestruturação que resultou na conversão do plano para a modalidade de contribuição definida.

Em novembro de 2001, foi instituído um novo plano de previdência privada o Plano de Aposentadoria Complementar Klabin – PACK, também administrado pelo Unibanco AIG Seguros & Previdência e estruturado no conceito de PGBL – Plano Gerador de Benefícios Livres.

Aos participantes do Plano Prever foi dada a opção de migração para o novo plano.

Em ambos os planos não é assumida pela Klabin S.A. ou por suas controladas nenhuma responsabilidade por garantir níveis mínimos de benefícios aos participantes que venham a se aposentar.

Durante o exercício de 2005 a Klabin S.A. e controladas contribuíram com R$ 3.766 aos planos (2004 – R$ 3.200), valor contabilizado como despesa no resultado do exercício.

O total de participantes do plano em 31 de dezembro de 2005 era de 1.916, sendo que destes 1.911 são empregados na ativa e 5 aposentados.

17 EMPLOYEE BENEFITS AND PENSION PLAN

Klabin S.A. and its subsidiaries grant to their employees benefits of life insurance, health care and pension plan. These benefits are recorded on the accrual basis and cease at the end of the employment relationship.

Klabin's pension plan – Plano Prever, administered by Unibanco AIG Seguros & Previdência, was introduced in 1986 as a defined benefit plan. Beginning in 1998 there was a restructuring, which resulted in the plan's conversion into a defined contribution plan.

In November 2001, a new pension plan was introduced – Plano de Aposentadoria Complementar Klabin – PACK, also administered by Unibanco AIG Seguros & Previdência, and structured in the concept of PGBL (plan similar to a life insurance).

Plano Prever participants were given the option of migrating to the new plan.

In both plans neither Klabin S.A. nor its subsidiaries assume any responsibility to guarantee minimum levels of benefits to participants who retire.

In 2005 Klabin S.A. and its subsidiaries contributed R$ 3,766 to the plans (2004 – R$ 3,200), an amount recorded as expense in the income statement.

Participants of the plan as of December 31, 2005 totaled 1,916, of which 1,911 are active employees and 5 are retired ones.

Parecer dos Auditores Independentes

Ao Conselho de Administração e aos Acionistas da Klabin S.A.

São Paulo – SP

Independent Auditors' Report

To the Board of Directors and Shareholders of Klabin S.A.
São Paulo – SP

1. Examinamos os balanços patrimoniais, individuais e consolidados, da Klabin S.A. e controladas, levantados em 31 de dezembro de 2005 e de 2004, e as respectivas demonstrações do resultado, das mutações do patrimônio líquido e das origens e aplicações de recursos correspondentes aos exercícios findos naquelas datas, elaborados sob a responsabilidade de sua Administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações financeiras.

2. Nossos exames foram conduzidos de acordo com as normas brasileiras de auditoria e compreenderam: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e os sistemas contábil e de controles internos da Companhia; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela Administração da Companhia, bem como da apresentação das demonstrações financeiras tomadas em conjunto.

3. Em nossa opinião, as demonstrações financeiras referidas no primeiro parágrafo representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira, individual e consolidada, da Klabin S.A. e controladas em 31 de dezembro de 2005 e de 2004, o resultado de suas operações, as mutações de seu patrimônio líquido e as origens e aplicações de seus recursos correspondentes aos exercícios findos naquelas datas, de acordo com as práticas contábeis adotadas no Brasil.

1. We have audited the accompanying individual (Company) and consolidated balance sheets of Klabin S.A. and subsidiaries as of December 31, 2005 and 2004, and the related statements of income, changes in shareholders' equity, and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Klabin S.A. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations, the changes in shareholders' equity, and the changes in their financial positions for the years then ended in conformity with Brazilian accounting practices.

Parecer dos Auditores Independentes

Ao Conselho de Administração e aos Acionistas da Klabin S.A.

São Paulo – SP

Independent Auditors' Report

To the Board of Directors and Shareholders of Klabin S.A.
São Paulo – SP

4. Nossos exames foram conduzidos com o objetivo de emitirmos parecer sobre as demonstrações financeiras referidas no primeiro parágrafo, tomadas em conjunto. As demonstrações do fluxo de caixa e do valor adicionado, referentes aos exercícios findos em 31 de dezembro de 2005 e de 2004 apresentadas para propiciar informações suplementares sobre a Klabin S.A., individualmente e consolidada com suas controladas, não são requeridas como parte integrante das demonstrações financeiras obrigatórias. As demonstrações do fluxo de caixa e do valor adicionado para os exercícios findos em 31 de dezembro de 2005 e de 2004 foram submetidas aos mesmos procedimentos de auditoria descritos no segundo parágrafo e, em nossa opinião, estão adequadamente apresentadas em todos os seus aspectos relevantes em relação às demonstrações financeiras tomadas em conjunto.

São Paulo, 3 de fevereiro de 2006

4. Our audits were conducted for the purpose of expressing an opinion on the financial statements referred to in paragraph 1 above, taken as a whole. The statements of cash flows and value added for the years ended December 31, 2005 and 2004 are presented to provide supplemental information on Klabin S.A., individually and consolidated with its subsidiaries, and are not a required part of the basic financial statements. Such statements have been subjected to the auditing procedures described in paragraph 2 and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 3, 2006

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
Independent Accountants
CRC nº 2 SP 011609/O-8

Eduardo Jorge Costa Martins
Contador
Engagement Parter
CRC nº 1 SP 180333/O-3

Parecer do Conselho Fiscal

Opinion Of The Fiscal Council

Os membros do Conselho Fiscal de KLABIN S.A., cumprindo atribuições legais e estatutárias, examinaram as Demonstrações Financeiras da Companhia, elaboradas de acordo com a legislação vigente, relativas ao exercício social findo em 31 de dezembro de 2005, compostas de Balanço Patrimonial e Demonstrações do Resultado do Exercício, das Mutações do Patrimônio Líquido, das Origens e Aplicações de Recursos, do Fluxo de Caixa e do Valor Adicionado, acompanhadas das respectivas Notas Explicativas, devidamente auditadas pela Deloitte Touche Tohmatsu, que emitiu parecer datado de 3 de fevereiro de 2006, e o pertinente Relatório da Administração. Examinaram, também, as respectivas Demonstrações Financeiras Consolidadas, compreendendo a companhia e as empresas controladas. Opinam no sentido de que referidos documentos traduzem com propriedade a posição patrimonial e financeira da empresa e de que os mesmos estão em condições de merecer aprovação dos acionistas da sociedade, em Assembléia Geral Ordinária. Manifestam-se, também, favoravelmente quanto à proposta da Administração relativa à destinação de lucros e distribuição de dividendos, conforme consta das referidas Demonstrações Financeiras.

São Paulo, 8 de fevereiro de 2006

The Members of the Fiscal Council of KLABIN S.A., in the exercise of their legal duties and in accordance with the Company's Articles of Association, have examined the Financial Statements of the Company, which were prepared in compliance with current legislation, relative to the financial year ended on December 31st 2005 and comprising Balance Sheet, Income Statement for the Financial Year, Statement of Changes in Shareholders Equity, Statement of Origins, Statements of Uses of Funds, Cash Flows and Added Value, all accompanied by the respective explanatory notes and duly audited by Deloitte, Touche Tohmatsu, who issued their opinion on February 3rd 2006, as well as the relevant Management Report. They have also examined the respective Consolidated Financial Statements of the company and its subsidiaries. It is the Council's opinion that said documents are a fair and true presentation of the company's equity and finances and that they therefore merit the shareholders approval at the Annual General Meeting. Furthermore the Council is favorable to the Management's proposal in relation to the appropriation of net income and payment of dividends, as per the accompanying Financial Statements.

São Paulo, February 8, 2006.

Cármine Grande

Wolfgang Eberhard Rohrbach

João Alfredo Dias Lins

Antonio Marcos Vieira Santos

Armando Simões de Castro Filho

Conselho de Administração
Board of Directors

Presidente *Chairman*
Daniel Miguel Klabin

Conselheiros *Members*
Armando Klabin
Celso Lafer
Israel Klabin
Lilia Klabin Levine
Miguel Lafer
Paulo Sérgio Coutinho Galvão Filho
Pedro Franco Piva
Roberto Luiz Leme Klabin
Roger Ian Wright
Rui Manuel de Medeiros D'Espiney Patrício
Vera Lafer

Diretoria Executiva
Executive Board

Miguel Sampol Pou	Diretor Geral e Diretor de Operações *CEO and COO*
Antonio Sergio Alfano	Diretor de Planejamento e de Controle *Control and Planning Director*
Carlos Alberto Ennes Cariello	Diretor de Recursos Humanos *Human Resources Director*
Donald Ross Silveira da Mota	Diretor Comercial da UN Klabin Papéis *Paper Unit Commercial Director*
José Taragano	Diretor Gerente da UN Klabin Embalagens *Packaging Managing Director*
Paulo Roberto Petterle	Diretor Gerente da UN Klabin Papéis e UN Klabin Sacos Industriais *Papers and Industrial Sacks Managing Director*
Reinoldo Poernbacher	Diretor Gerente da UN Klabin Florestal e da Área de Supply Chain *Forestry and Supply Chain Managing Director*
Ronald Seckelmann	Diretor Financeiro e de Relações com Investidores *CFO and Investor Relations Director*
Wilberto Luiz Lima Junior	Diretor de Comunicação e Responsabilidade Social *Communications and Social Responsibility Director*

Pedro Guilherme Zan
Controladoria *Controlling*
CRC-1SP 168.918/O-9

Angel Alvarez Núñez
Contabilidade *Accounting*
TC – CRC-1SP 157.878/O-3

PARCERIA DE
RESULTADOS

RESULT-ORIENTED PARTNERSHIP

Demonstrações
Financeiras
Financial Statements
2005

Klabin



3 qua wed | 4 qui thu | 5 sex fri | 6 sáb sat | 7 dom sun | 8 seg mon | 9 ter tue | 10 qua wed | 11 qui thu | 12 sex fri | 13 sáb sat | 14 dom sun

17 qua wed | 18 qui thu | 19 sex fri | 20 sáb sat | 21 dom sun | 22 seg mon | 23 ter tue | 24 qua wed | 25 qui thu | 26 sex fri | 27 sáb sat | 28 dom sun

30 ter tue | 31 qua wed

todo dia *every day*

Relatório
Socioambiental
Socioenvironmental
Report
2005

Klabin



Índice

Index

todo dia

every ***day***



quando
desenvolve seus
fornecedores



quando
desenvolve
reciclando



quando
ensina a
preservar


REDE KLABIN
A A JUVENTUDE
RUPO FOCAL"

quando
transforma
o futuro


EDUCAÇÃO AMB
TERRA
quando
acredita em
um projeto
quando
incentiva o
trabalho
voluntário
quando
cura com
a natureza
when we cure
using nature
quando

sustentabilidade

liderança

inovação

tradição



Relatório
Socioambiental
Socioenvironmental
Report
2005

Klabin

PARCERIA DE
RESULTADOS

RESULT-ORIENTED PARTNERSHIP

todo dia a Klabin está presente.

Parceria é trabalhar o tempo todo com foco nas expectativas de acionistas, clientes, consumidores, fornecedores, colaboradores e comunidades. É com essas parcerias de resultados que a Klabin consegue criar valor sustentado para todos os seus públicos.

Klabin is an integral part of our day-to-day.

Partnership means working full-time to meet the expectations of shareholders, customers, consumers, suppliers, workers and communities. It is through these result-oriented partnerships that Klabin can create sustained value for all its stakeholders.



Resultados sustentáveis

Sustainable *results*

A Klabin mantém uma relação de parceria com fornecedores, clientes, acionistas, colaboradores e comunidades, procurando atuar em conjunto num processo contínuo de melhoria e crescimento, construído dia após dia. São parcerias que trazem bons resultados para todos e estão lançando as sementes de um grande futuro.

A Companhia é a maior produtora e exportadora de papéis do Brasil, com liderança nos mercados de papéis de embalagens e cartões para embalagens, embalagens de papelão ondulado e sacos industriais. É também a maior recicladora de papéis da América do Sul, além de produzir e comercializar madeira em toras – utilizada na indústria moveleira e na construção civil. Suas 17 unidades industriais no Brasil e uma na Argentina totalizam capacidade de produção de 1,6 milhão de toneladas anuais. O projeto de expansão, que deve estar concluído em 2008, prevê elevar essa capacidade para 2,0 milhões de toneladas.

A Klabin maneja seus 355 mil hectares de terras de acordo com os princípios de desenvolvimento sustentável. São 190 mil hectares de florestas plantadas de pinus e eucalipto e 128 mil hectares de matas nativas preservadas, localizados principalmente nos Estados do Paraná e de Santa Catarina. Essas áreas abrigam espécies da fauna e da flora que são estudadas permanentemente e possibilitam o desenvolvimento de programas de educação ambiental para colaboradores e comunidades, em parceria com ONGs e poder público.

A Klabin já está colhendo os frutos dessa prática: foi a primeira empresa do setor de papel e celulose das Américas a ter suas florestas certificadas pelo *Forest Stewardship Council* (FSC), que atesta os mais elevados

padrões de conservação ambiental e sustentabilidade socioeconômica. Hoje, quase 100% das suas florestas têm o selo FSC, além da cadeia de custódia de papelcartão e kraftliner. Em 2005, foi aprovada a Política de Sustentabilidade Klabin, que alinha a atuação no dia-a-dia.

A Companhia é organizada em quatro unidades de negócios: Florestal, Papéis, Embalagens de Papelão Ondulado e Sacos Industriais. Em 2005, atingiu uma receita bruta de R$ 3,2 bilhões.

No encerramento do ano, contava com 7.459 empregados e 5.514 contratados, totalizando 12.973 colaboradores. Na parceria com seus colaboradores, mantém um relacionamento norteado por uma moderna gestão de recursos humanos focada no crescimento profissional e pessoal e na melhoria da qualidade de vida.

O valor adicionado, um indicador da riqueza agregada à sociedade pela Companhia nas suas atividades, totalizou R$ 1,3 bilhão em 2005. Esse valor é representado pela diferença entre as receitas obtidas (R$ 3,2 bilhões) e o custo de aquisição das matérias-primas e serviços de terceiros, além de depreciações, amortizações e exaustões (R$ 1,9 bilhão). O valor adicionado foi distribuído entre governo e sociedade (28%), colaboradores (27%), financiadores (22%) e acionistas (23%).

Distribuição do valor adicionado

Distribution of added value


27%
28%
22%
23%
Pessoal e encargos
Payroll and related taxes
Impostos, taxas e contribuições
Taxes
Juros e aluguéis
Interest and rental
Acionistas
Shareholders

Klabin is a partner with suppliers, customers, shareholders, workers and local communities, working unceasingly with them all to improve and grow on a daily basis. These partnerships benefit everybody involved and plant the seeds of a truly promising future for all.
The Company is the largest paper manufacturer and exporter in Brazil, and market leader in packaging papers, cartonboards, corrugated boxes and industrial sacks. Furthermore, it is the largest recycler in South America and also an important producer of timber in logs which is sold for furniture and building materials. It has 17 industrial plants in Brazil, and one in Argentina, with a total annual production capacity of 1.6 million tons. With the Expansion Project, to be completed in 2008, this capacity will be boosted to 2 million tons.
Klabin manages its 355 thousand hectares in compliance with the principles of sustainable development; 190 thousand hectares of planted pine and eucalyptus forests, and 128 thousand hectares of preserved native forest, located mainly in the states of Parana and Santa Catarina. These areas are home to many species of fauna and flora, which are under constant study, and provide opportunities for environmental education programs to be held for both workers and neighboring communities, in partnership with NGOs and local governments.
Klabin is already reaping the fruits of such practice: it is the first enterprise in the pulp and paper sector in the Americas to have its forests certified by the Forest Stewardship Council, which bears witness to the highest standards of environmental preservation and socioeconomic sustainability. Today, almost 100% of its forests bear the FSC stamp, and both cartonboard and kraftliner production have chain-of-custody certification. In 2005, Klabin's Sustainability Policy was approved, defining guidelines for the company's everyday activities.
The Company is organized in four business units: Forestry, Paper, Corrugated Packaging and Industrial Sacks. In 2005, the company realized gross revenue of R$ 3.2 billion.
At the end of the year it employed 7,459 people, plus another 5,514 subcontractors, totaling 12,973 workers, with whom it maintains relations that are governed by a modern management approach to human resources, and are focused on professional and personal development and an improved quality of life.
Added value, an indicator of the wealth brought to society by the Company and its activities, amounted to R$ 1.3 billion in 2005. This figure is represented by the difference between income (R$ 3.2 billion) and cost of purchasing raw material, outsourced services, depreciation, amortization and depletion (R$ 1.9 billion). This added value is broken down as follows: government and society (28%), employees (27%), creditors (22%) wand shareholders (23%).


BRASIL

Florestal
Forestry

Angatuba	SP
Telêmaco Borba	PR
Planalto Catarinense	SC

Papéis reciclados
Recycled papers

Goiana	PE
Ponte Nova	MG
Guapimirim	RJ
Piracicaba	SP

Papéis para embalagens
Packaging papers

Angatuba	SP
Telêmaco Borba	PR
Correia Pinto	SC
Otacílio Costa	SC

Embalagens P.O.
Corrugated packaging

Goiana	PE
Feira de Santana	BA
Betim	MG
Del Castilho	RJ
Jundiaí	SP
Piracicaba	SP
Itajaí	SC
São Leopoldo	RS

Sacos industriais
Industrial sacks

Lages	SC
Pilar	Argentina





Preservando parcerias

Preserving **partnerships**

A Klabin se mantém sempre fiel aos compromissos que estão presentes desde sua criação, em 1899: o respeito pela natureza, a valorização das pessoas e a preocupação com o desenvolvimento sustentável. No dia-a-dia, atuamos de forma socialmente justa, economicamente viável e ambientalmente correta, com a convicção de que devemos criar valor para toda a sociedade em nosso processo de crescimento.

Esses compromissos foram reforçados em 2005 com a aprovação da Política de Sustentabilidade Klabin. Ali, alinhamos sete princípios que se aplicam a todas as atividades relativas aos nossos produtos e serviços e ao relacionamento com parceiros: clientes, colaboradores, acionistas, comunidades e fornecedores.

Consciência ambiental

Em reconhecimento às nossas práticas, recebemos em 2005 mais uma certificação pioneira do *Forest Stewardship Council* (FSC) pelo manejo sustentável para a cadeia de custódia da produção de cartões e kraftliner. Hoje, quase 100% de nossas florestas têm o selo FSC, o que aumenta a competitividade da Klabin nos mercados internacionais – cada vez mais exigentes sobre a origem da madeira que consomem.

Em 1999 o FSC já havia certificado nossos produtos florestais não-madeireiros. Em 2001, reconheceu nossa cadeia de custódia para produtos fitoterápicos e fitocosméticos, comprovando o uso múltiplo, racional e sustentado dos recursos naturais. Nosso Projeto de Fitoterapia foi criado em 1984, aliando a preservação do meio ambiente à responsabilidade social. Cerca de 30 medicamentos usados na assistência à saúde aos colaboradores e à comunidade de Telêmaco Borba, no Paraná, foram criados por esse programa, com a autorização da Agência Nacional de Vigilância Sanitária (Anvisa).

Nossa produção tem por base a madeira de florestas plantadas de pinus e eucalipto – num sistema combinado com a preservação de extensas áreas de mata nativa. Para o crescimento da base florestal, importante fator de sustentabilidade, atuamos com pequenos e médios produtores rurais em programas de fomento florestal. Essa também é uma alternativa economicamente viável, capaz de criar riqueza de forma mais ampla e compartilhada.

Desenvolvemos ainda o Programa Matas Legais em parceria com a ONG Associação de Preservação do Meio Ambiente de Santa Catarina (Apremavi), a Empresa de Pesquisa Agropecuária de Santa Catarina (Epagri) e a Empresa Paranaense de Assistência Técnica e Extensão Rural (Emater), com o objetivo de estimular o planejamento dessas propriedades rurais, o cumprimento da legislação ambiental, a recuperação e a conservação das áreas de preservação permanente.

Nas atividades industriais incorporamos tecnologias para Produção Limpa, como a eliminação de cloro elementar no processo de branqueamento de celulose na Unidade de Monte Alegre (PR). Temos também investido no uso racional de recursos e no controle de emissões atmosféricas, reduzindo os efeitos do processo produtivo sobre o meio ambiente. Hoje, somente 18% da energia que consumimos é proveniente de fontes não-renováveis. Em 2005, substituímos o óleo combustível por gás natural nas caldeiras da unidade de Guapimirim (RJ), diminuindo em até 26% as emissões de Gases de Efeito Estufa (GEE).

Foco nas comunidades

Mantemos também diversos programas que têm o objetivo de incentivar o desenvolvimento e a melhoria das condições de vida dos colaboradores e das comunidades onde estamos presentes. Temos apoiado iniciativas nas áreas de educação, saúde e cultura, atuando em parceria com as comunidades – o foco importante de nossas práticas de responsabilidade social –, lembrando que nossos colaboradores são parte delas. Nesse sentido, um destaque foi o lançamento do Jovem de Futuro, programa de responsabilidade social da Klabin que tem como missão apoiar o jovem como agente do desenvolvimento nas comunidades onde a Companhia mantém operações fabris.

Colaboradores

Desenvolvemos e estimulamos potenciais e habilidades por meio de constantes programas de capacitação e treinamento. Um destaque em 2005 foi o aperfeiçoamento do Programa Klabin de Desenvolvimento, que tem o objetivo de ampliar competências e alinhar os gestores à estratégia da Companhia. Por acreditar numa relação harmoniosa entre vida profissional e pessoal, iniciamos um programa de qualidade de vida em algumas de nossas unidades, com incentivo a atividades físicas e orientações de ginástica laboral, nutrição e terapias alternativas. Começamos durante o ano o Programa Klabin de Excelência em Saúde e Segurança Ocupacional, voltado para a redução de riscos de acidentes e a melhoria contínua nas condições de saúde de nossos colaboradores.

Essa linha de atuação proporcionou importantes reconhecimentos, como o Prêmio Eco 2005 de Gestão Empresarial para a Sustentabilidade, da Câmara Americana de Comércio (Amcham), por nossa atuação na Unidade de Monte Alegre (PR), e o Prêmio CNI de Desenvolvimento Sustentável, da Confederação Nacional da Indústria (CNI), pela tecnologia a Plasma para a reciclagem de embalagens cartonadas, desenvolvida em parceria com Tetra Pak, Alcoa e TSL Ambiental. Esses reconhecimentos ampliam ainda mais a nossa responsabilidade como empresa que tem o compromisso de ser referência mundial em sustentabilidade.

A Administração

Klabin has been loyal to its commitments ever since it was founded in 1899: respect for both nature and people and constant concern with sustainable development. On a daily basis, we behave in a socially just, economically viable and environmentally correct manner and we firmly believe that just as we grow, we should create value for everyone around us.
Such commitments were restated in 2005 with the approval of Klabin's Sustainability Policy. We laid out seven principles which are our guidelines for all our activities related to products and services, and also for our relationships with our partners: customers, workers, shareholders, suppliers and local communities.

Environmental awareness

In recognition of our practices, last year we received yet another pioneer certification from the Forest Stewardship Council for sustainable chain-of-custody management in production of cartonboard and kraftliner. Today, almost 100% of our forests are FSC certified, improving our competitive edge in international markets – ever more demanding with regards to the origin of the wood they consume.
In 1999, the FSC had already certified our non-wood forest products. In 2001, it awarded a single chain-of-custody certification for phytotherapic and phytocosmetic products, confirming the multiple, rational and sustained use of our natural resources. Our Phytotherapy Project, launched in 1984, combines preservation of our environment with social responsibility. This program, with the authorization of the Government Health Agency - Anvisa, produces about 30 different types of plant medicines used in the health care of employees and of the Telemaco Borba community in Parana.
The fiber base for our paper production is pine and eucalyptus from our forests, planted in a patchwork system which preserves extensive areas of native forest. To maintain adequate growth of this fiber supply, which is a vital part of our sustainability, we are dealing with small and medium-sized rural producers in programs to encourage forest planting. This is an economically viable alternative that can generate wealth in a broader and more participative way. We have also created, in partnership with the NGOs Apremavi and Epagri, the Legal Woods Program aiming to foster the planning of these rural properties, their compliance with environmental legislation, and the recovery and conservation of areas of permanent preservation.
We have incorporated into our industrial activities Clean Production Technologies, such as the elimination of elemental chlorine in the pulp bleaching process at the Monte Alegre mill. We have also invested in a rational use of resources and the control of emissions to air, reducing the effects of the manufacturing process on the environment. In 2005, we replaced fuel oil with natural gas in our boilers at the Guapimirim (RJ) plant, with a resulting reduction of up to 26% in the emission of greenhouse gases.

Focus on local communities

We also run several programs that are designed to enhance and improve the living conditions of our employees and their communities wherever we are operating. We have been supporting initiatives in the areas of education, health and culture, in partnership with the communities themselves – the focal point of our social responsibility practices, of which our employees are an integral part. One highlight has been the launching of a social responsibility program called Youth with a Future; in communities where the Company has manufacturing operations, Klabin supports youngsters from the communities themselves to act as agents of progress.

Employees

Through continuous training programs, we have developed and encouraged our employees' skills and potential. One of the highlights in 2005 was the improvement of the Klabin Development Program, the target of which has been to increase different competencies and align the management with the Company strategy. Since we strongly believe in a harmonious link between professional and personal life, we have started a quality-of-life program in some of our units, where we encourage physical activity and offer guidance on working-period gymnastics, nutrition and alternative therapies. Also, during the year we started the Klabin Excellence in Occupational Health and Safety Program, with the aim of lowering the number of work-related accidents and promoting continuous health improvement among our employees.
Such practices have gained us important recognition, like the 2005 Eco Award for Business Management and Sustainability, by the American Chamber of Commerce (Amcham), for our actions in Monte Alegre, Parana, and also the CNI Sustainable Development Award, by the National Industry Confederation, for the Plasma technology developed for recycling liquid packaging, in partnership with Tetra Pak, Alcoa and TSL Ambiental. These awards make us proud and encourage us to undertake ever more responsibility as an enterprise committed to becoming a worldwide reference for sustainability.

The Management





Compromisso com o **futuro**

*Committed to the **future***

A criação da Política de Sustentabilidade Klabin envolveu todas as instâncias da Empresa e foi aprovada pelo Conselho de Administração e representa os compromissos do dia-a-dia da Companhia.

"A Klabin S.A. é uma empresa que produz madeira, papéis e cartões para embalagem, embalagens de papelão ondulado e sacos. Atua nos mercados externo e interno e se fundamenta nos seguintes princípios de sustentabilidade para todas as atividades relativas aos seus produtos e serviços:

1. Buscar a qualidade competitiva, visando à melhoria sustentada dos seus resultados, aperfeiçoando continuamente os processos, produtos e serviços para atender às expectativas de clientes, colaboradores, acionistas, comunidade e fornecedores.
2. Assegurar o suprimento de madeira plantada para as suas unidades industriais, de forma sustentada, sem agredir os ecossistemas naturais associados.

3. Praticar e promover a reciclagem de fibras celulósicas em sua cadeia produtiva.
4. Evitar e prevenir a poluição por meio da redução dos impactos ambientais relacionados a efluentes hídricos, resíduos sólidos e emissões atmosféricas.
5. Promover o crescimento pessoal e profissional dos seus colaboradores e a busca da melhoria contínua das condições de trabalho, saúde e segurança.
6. Praticar a Responsabilidade Social com foco nas comunidades onde atua.
7. Atender à legislação e normas aplicáveis ao produto, meio ambiente, saúde e segurança."

The incorporation of Klabin's Sustainability Policy involved people at all levels in the Company and, once approved by the Board of Directors, has since guided our daily behavior.

"Klabin is a producer of timber, packaging papers, cartonboard, corrugated boxes and sacks. Present on domestic and international markets, every activity related to the Company's products and services complies with the following principles of sustainability:

1. *To seek competitive quality, aiming at sustained improvement of results, continuously perfecting processes, products and services so as to meet customers', employees', shareholders', suppliers' and communities' expectations.*
2. *To ensure supply of its industrial units with wood from planted forests, in a sustainable way and without any damage to either natural or associated ecosystems.*
3. *To exercise and promote the recycling of pulp fiber in its production chain.*
4. *To prevent and avoid pollution by means of reducing environmental impact from effluents, solid residues and emissions to air*
5. *To promote employees' personal and professional advancement, and to strive for continuous improvement of their working environment, health and safety.*
6. *To exercise social responsibility with focus on the communities where the Company is present.*
7. *To comply with laws and regulations applicable to product, environment, health and safety."*

"A Klabin é vista como um sucesso absoluto, mostrando que a combinação de melhorias sociais e compromisso ambiental representa um bom investimento. No FSC, estamos orgulhosos em ter bons exemplos de manejo florestal sustentável como esse."

Heiko Liedeker, diretor-executivo – *Forest Stewardship Council* (FSC)

"Klabin is seen as a total success, proving that the combination of social improvement and environmental commitment is an excellent investment.
At FSC we are proud to have good examples of sustainable forest management like this."

***Heiko Liedeker**, executive director – The Forest Stewardship Council (FSC)*



Valorizando os relacionamentos

Making ***relationships count***

São as pessoas que fazem da Klabin a maior produtora e exportadora de papéis do Brasil. Pensando nisso, a gestão de Recursos Humanos dedicou o ano de 2005 ao estreitamento da relação com os colaboradores. Para isso, investiu em programas de capacitação e treinamento, com destaque para o Programa Klabin de Desenvolvimento, destinado a impulsionar as competências dos gestores da Companhia. Colocou também em operação o programa de *trainees* estruturado no final do ano anterior, adotou iniciativas direcionadas a melhorias da qualidade de vida, de saúde e de segurança.

A Empresa encerrou o ano com 7.459 empregados e 5.514 contratados, totalizando 12.973 colaboradores. A redução ante o ano anterior (13.201) reflete principalmente a adoção de um Programa de Demissão Voluntária (PDV). Aderiram ao PDV 491 empregados, com um pacote de benefícios.

Recrutamento e seleção

Em fevereiro, 20 jovens profissionais aprovados no 1° Programa de *Trainees* da Klabin iniciaram sua atuação, depois de um acirrado processo seletivo com cerca de 14 mil inscritos. O programa de formação incluiu trabalho em diversas áreas e unidades, para adquirir uma visão abrangente dos negócios, desenvolvimento de projetos e cumprimento de metas. A alocação definitiva nas áreas ocorreu no final do ano e no início de 2006, com 100% de aproveitamento. Um novo processo de seleção identificará jovens recém-formados em universidades para integrar o segundo ano do programa.

Além disso, a Klabin tem fortalecido o processo de recrutamento interno com o objetivo de destinar as oportunidades, prioritariamente, aos colaboradores que atendam aos requisitos definidos no perfil ou descrição de cargo da vaga.

It is our people that make Klabin the largest paper producer and exporter in Brazil. That is why human resources management dedicated the year of 2005 to building closer ties with its employees. To that end, Klabin invested in professional schooling and training programs, especially the Klabin Development Program, to broaden the Company managers' competencies. It also started up the trainee program, and adopted initiatives geared to quality improvements in the life, health and occupational safety of the employee.

The Company ended the year with 7,459 employees and 5,514 outsourced jobs, making a total of 12,973. The comparative reduction from the previous year (13,201) is mainly due to a Voluntary Dismissal Program adhered to by 491 employees, who received a special benefit package.

Recruiting and selection

In February, 20 young professionals who had passed Klabin's 1st Trainee Program started working, after a fiercely disputed selection process with around 14 thousand applicants. The selected ones took part in a preparatory program throughout the year, with part of the time dedicated to working in many different departments and units, to be able to acquire a broader vision of the business, and another part to developing projects and achieving goals. The final allocation of the trainees to their areas took place in December 2005 and January 2006, with 100% approval. A new selection process is underway to identify young recent-graduates to join the program's second year.

Apart from that, Klabin has also improved the internal recruiting process, aiming at giving first chance to those employees who already fulfill the requirements as defined in the profile or job description.

Remuneração e benefícios

Em 2005, a Klabin destinou R$ 250 milhões à remuneração de seus profissionais. O sistema contempla o Programa de Participação nos Resultados (PPR), que oferece a oportunidade a todos os colaboradores de receberem uma remuneração adicional e distribuiu R$ 15,6 milhões durante o ano. Já os benefícios somaram R$ 45,4 milhões e superam os estabelecidos pela legislação. Os destaques do ano foram:

Programa de Aposentadoria Complementar Klabin (PACK) – Em andamento desde 1998, beneficia todos os colaboradores. Em 2005, foi acrescida a modalidade Vida Gerador de Benefício Livre (VGBL). Os profissionais podem optar por manter-se no Plano Gerador de Benefício Livre (PGBL), migrar para o VGBL ou fazer uma composição dos dois planos.

Convênio Farmácia – Foi iniciada a adoção do Programa de Benefício de Medicamentos (PBM), executado em todas as unidades por uma única operadora. Além de facilitar a aquisição de medicamentos, normalmente com subsídios da Empresa, uma plataforma do sistema permite identificar, avaliar e promover a gestão dos colaboradores que tenham alguma patologia, por meio de compras direcionadas de medicamentos, acompanhamento médico, ações de prevenção, etc.

Assistência Odontológica – O benefício foi tornado disponível e uniformizado para todas as unidades, por intermédio de um convênio com abrangência nacional.

Check-up Gerencial – Em complemento ao convênio de assistência médica, foi introduzido um programa de *check-up* do grupo gerencial. É destinado a cerca de 80 profissionais que, em razão de idade, estilo de vida, peso, etc., foram submetidos a diversos exames, visando à prevenção da saúde.

Capacitação e desenvolvimento

Desde a sua instituição, em 2004, o Processo de Educação Klabin busca promover de maneira uniforme, em todas as unidades da Empresa, as atividades relacionadas a treinamento, desenvolvimento e formação (bolsa de estudo). Em 2005, o Processo de Educação foi direcionado também para atender a dois itens identificados como passíveis de melhoria na Pesquisa de Clima realizada em 2004: estilo gerencial e treinamento e desenvolvimento.









Salaries and benefits

In 2005, Klabin set aside R$ 250 million for payment of its employees. The remuneration system includes a Profit-sharing Program, that gives everyone an opportunity to receive additional paychecks, which this year came to R$ 15.6 million. Benefits which were paid out totaled R$ 45.4 million, over and above what is required by law. The year's highlights were:

Klabin's Complementary Pension Plan – This has been functioning since 1998 and all employees are enrolled. In 2005 a second mode of the fund, VGBL, was introduced, and employees were allowed to migrate to this system, to remain in the original PGBL mode or to opt for a combination of the two.

Pharmaceutical Plan – All the Business Units have adopted a Medicinal Benefit Program which is being run by one single operator. Besides making it easier to buy medicines, which are usually subsidized by the Company, the system allows for identification, assessment and follow-up of an employee's illness, by means of guided purchasing of medicines, medical follow-up, prevention measures, and so on.

Dental Insurance – Through an insurance plan with nationwide coverage, this benefit has been made available and standard to all units.

Executive Check-up – As a complement to health insurance, an executive check-up program has been introduced. It is assigned to about 80 executives who, because of their age, lifestyle, weight and so on, have been submitted to a number of preventive medical examinations.

Training and development

Since its beginning in 2004, Klabin's Educational Process has promoted training, development and study activities (scholarships), in an evenly distributed manner throughout the units of the Company. In 2005 the Educational Process also focused on catering for two items arising from the in-company Climate Survey, conducted in 2004, and that needed improvement, namely managerial style and career development.

Programa Klabin de Desenvolvimento (PKD) – Tem foco no desenvolvimento de competências e no alinhamento dos valores e objetivos empresariais pelos gestores da Empresa. A principal finalidade é nortear os planos de preparação e desenvolvimento dos gestores da Klabin, para que possam atuar de forma coesa e alinhada aos valores e objetivos organizacionais. O projeto integra a busca pela excelência na gestão, em que prevaleçam espírito de equipe, mentalidade empreendedora e capacidade de renovação. As atividades acontecem em dois níveis:

1) **Competências do Gestor Klabin** – Desenvolvido em parceria com a Fundação Dom Cabral, tem como público-alvo cerca de 300 profissionais, entre diretores, gerentes e coordenadores. A etapa de construção das competências, com a realização de cinco eventos, foi concluída em fevereiro de 2005, seguida pela formatação de um programa básico de desenvolvimento dessas competências, em dois módulos. O primeiro módulo, Estratégia, foi concluído em 2005 com a formação de dez turmas. O segundo módulo, Gestão de Pessoas, Equipes e Mudanças, reuniu três turmas em 2005 e será concluído no primeiro semestre de 2006. Também foi realizado um *workshop* com o objetivo de construir, com gestores e profissionais de Recursos Humanos, o modelo operacional do Centro de Acompanhamento da Performance do Gestor Klabin, que dará suporte à operação de todo o processo de análise e mensuração do desempenho e do potencial dos gestores para movimentação e desenvolvimento individual e de grupos.
2) **Desenvolvimento da Supervisão** – Dirigido a supervisores – aproximadamente 600 profissionais –, o programa tem o objetivo de formar habilidades básicas de liderança e coordenação de equipes. Foram 16 turmas durante o ano, com 472 profissionais de todas as unidades, em um processo que se estenderá durante 2006. O treinamento busca desenvolver posturas e comportamentos que facilitem o processo de interação das equipes para a consecução de objetivos comuns, estimulando adesão, comprometimento e iniciativa.

Treinamentos locais – Um Levantamento de Necessidades de Treinamento (LNT) realizado em cada unidade identificou as demandas de treinamento para o exercício das funções, principalmente nos níveis técnico-operacional e administrativo. Em 2005, foram realizadas 3.192 ações de treinamento, com 71.226 participações. Na grade corporativa, foram formadas 22 turmas, com 265 participantes, para treinamentos comportamentais: técnicas de apresentação, negociação, relacionamento interpessoal e administração do tempo.

Bolsas de estudo – Durante o ano, a Klabin concedeu 415 bolsas de estudo a profissionais de todas as unidades, para cursos de graduação, pós-graduação, ensino técnico, idiomas e educação básica (Ensino Fundamental e Médio).

Bolsas de estudo
Scholarships


7%
5%
32%
48%
8%
Idiomas
Languages
Educação básica
Primary and secondary level
Graduação
Graduation
Pós-graduação
Post graduation
Curso técnico
Technical courses

Klabin Development Program – *This is focused on the development of so-called competencies and on the alignment of entrepreneurial values and goals by managers of the Company. Its main aim is to orientate the preparation and development plans of Klabin's managers, so that they can act together and in alignment with the values and objectives of the organization. An integral part of this project is the search for excellence in management, where team spirit, an entrepreneurial mind and the ability to renovate are all-important. These activities take place at two levels:*

1) ***Competencies of the Klabin Manager*** – *Developed in partnership with the Dom Cabral Foundation, this targets a public of about 300 top staff, among them directors, managers and coordinators. The competency-building phase was concluded in 2005, after five events, and then followed by the formatting of a basic competency development program in two modules. The first, entitled Strategy, was concluded in 2005 with ten groups graduating. The second, entitled Management of People, Teams and Changes, brought three groups together in 2005 and is to be concluded in the first semester of 2006. A workshop was also held to build the Manager Performance Follow-Up Center's operational model, with the help of managers and Human Resource professionals. This center will provide support for the complete analysis and evaluation of managers' performance and their potential, leading to both individual and group re-location and further training.*
2) ***Supervisory Development*** – *Geared to supervisors, approximately 600 people, the program aims at consolidating basic leadership and team coordination skills. There were 16 groups throughout the year, with 472 employees from all units in a process that will continue into 2006. This training seeks to develop attitudes and behavior that will facilitate group interaction and help reach common targets, by encouraging teamwork, commitment and initiative.*

In-house Training – *A Training Requirements Survey carried out at each unit identified the training needs for the performance of functions, especially at technical-operational and administrative levels. In 2005, 3,192 training events were undertaken, with 71,226 people participating. At corporate level, 22 groups with 265 participants graduated in behavioral training such as presentation techniques, negotiation skills, interpersonal skills and time management.*

Scholarships – *Over the course of the year, Klabin conceded 415 study scholarships to professionals in all the plants, for graduation and post-graduation courses, technical training, languages and basic education (primary and secondary level).*





Saúde e segurança

Em maio, a Empresa deu início ao Programa Klabin de Excelência em Saúde e Segurança Ocupacional. Houve treinamento e preparação de mais de 800 gestores para observarem o comportamento das pessoas em relação à segurança do trabalho, com o objetivo de aumentar a capacidade de eliminação de desvios e, conseqüentemente, acidentes. Para dar suporte a essas atividades foi desenvolvido internamente um *software* para registro de todos os desvios comportamentais, criando uma base de dados para avaliação sistêmica.

Como resultado do programa, o número de acidentes no ano foi reduzido em 25% em comparação a 2004. Foram 150 acidentes com afastamento (colaboradores diretos), o que resultou em taxa de freqüência de 10,17. Em 2004, foram 204 acidentes, com taxa de freqüência de 13,56.

Durante o ano, foram também adotadas outras ferramentas de gestão de segurança no trabalho:

- Análise de Segurança do Trabalho (AST) – Análise de risco, em que os colaboradores procuram melhorar as condições e etapas de suas rotinas e serviços.
- Comissão de Segurança das Contratadas (Comsecom) – Nas Unidades de Santa Catarina (florestal e fábrica), de Monte Alegre (PR) e São Leopoldo (RS).
- Permissão de Trabalho (PT) – Visitas a empresas com excelência em segurança, para a verificação das melhores práticas de uso dessa ferramenta de liberação segura de sistemas.

A Klabin também mantém um Comitê de Segurança Corporativo, com a participação da Diretoria Executiva e dos diretores e gerentes Industriais e Florestais de cada unidade, visando a ações integralizadas em todo o Grupo.





Health and safety

In May, the Company started the Klabin Excellence in Health and Occupational Safety Program. Over 800 managers were trained and prepared to observe people's attitudes towards work safety, in order to better eliminate deviations and consequently accidents.

Special software was developed locally to record all behavioral deviation, and a databank for systemic assessment was created.

The number of accidents went down by 25% in comparison to 2004, as a result of this Program. There were 150 accidents involving absence (of company employees), with a 10.17 frequency rate, while in 2004 there were 204 accidents, with a 13.56 frequency rate.

During the year other tools for work safety management were also introduced:

- *Analysis of Occupational Safety – risk analysis, in which employees try to improve conditions and steps in their work routine.*
- *Safety Committee for Out-sourced Companies (Comsecom) – in the units of Santa Catarina (forestry and plants), in Monte Alegre (PR) and Sao Leopoldo (RS)*
- *Work Permit - This is a tool for the safe liberation of systems. Visits were made to benchmark companies in safety to verify the best practices using this tool.*

Klabin also runs a Corporate Safety Committee, made up of its Executive Directors as well as directors and managers from the Industrial and Forestry departments of each Unit, so as to coordinate actions throughout the entire Group.

tradição

inovação

liderança

sustentabilidade



Qualidade de vida no

Harmonia, Saúde, Bem-Estar e Felicidade. Essas são as premissas do Programa Klabin de Qualidade de Vida: ações que englobam medicina ocupacional preventiva, atividades físicas, terapias alternativas, palestras educativas, orientação nutricional e muito mais.

A gestão da saúde é entendida pela Klabin como um caminho para o sucesso. Ao promover hábitos saudáveis, cuidados com o corpo, equilíbrio entre a vida profissional e pessoal, bem como a saúde espiritual, a empresa expressa seu compromisso com o bem-estar dos seus colaboradores e toda a organização, gerando mais produtividade no dia-a-dia e uma vida ainda melhor.

"O programa Qualidade de Vida ajudou a corrigir minha postura corporal, o que é muito importante, pois fico sentado boa parte do dia. Além de trazer mais disposição no trabalho, é também uma diversão e um benefício para todo dia."

Rodrigo Ferreira Oliveira - 24 anos, colaborador da Controladoria, em São Paulo



dia-a-dia



odo dia na vida das **comunidades**

*Every day in the life of the **community***

A relação com a comunidade é a base das diferentes ações sociais desenvolvidas nos municípios em que a Klabin opera. Como parte da política de colaboração e parcerias com as comunidades, as iniciativas abrangem os mais diferentes campos, como saúde, assistência social, cultura, educação técnica e ambiental – com incentivo à participação voluntária dos colaboradores.

A atuação é coordenada por uma Diretoria de Responsabilidade Social, que assume os programas corporativos e apóia as iniciativas das unidades, tendo como principal meta o desenvolvimento comunitário.

Jovem de Futuro

Uma das principais iniciativas de 2005 foi o lançamento do Programa Klabin Jovem de Futuro, com o objetivo de apoiar os jovens como agentes do desenvolvimento comunitário nos municípios onde a Companhia está presente. O programa será a prioridade da atuação social da Klabin durante o período de três anos, proporcionando maior integração da Klabin com a sociedade.

A realização do programa está baseada em quatro pilares:

1. **Formação da Rede Klabin para a Juventude –** Construir redes sociais locais para que as organizações dos setores civil, público e privado possam servir melhor aos jovens.
2. **Capacitação de Profissionais –** Capacitar os profissionais de organizações da sociedade civil e do poder público que se relacionam diretamente com o jovem em temas ligados à juventude.
3. **Desenvolvimento de Lideranças Juvenis –** Identificar e desenvolver as lideranças juvenis das comunidades.
4. **Mobilização Comunitária –** Mobilizar a comunidade para identificar oportunidades de desenvolvimento por meio de projeto definido por ela própria.

Em 2005, a atenção foi concentrada no primeiro pilar, com o envolvimento de representantes de governo, organizações da sociedade civil e instituições privadas, formando a Rede Klabin para a Juventude. A articulação dessa rede de organizações sociais permite potencializar recursos, estruturar parcerias e alcançar sinergias de esforços para o desenvolvimento dos três outros pilares.

A Rede já conta com a participação de aproximadamente 400 pessoas, que representam mais de 200 organizações, e está estruturada em 11 municípios – Telêmaco Borba (PR), Otacílio Costa, Correia Pinto, Lages e Itajaí (SC), São Leopoldo (RS), Jundiaí e Piracicaba (SP), Ponte Nova (MG), Feira de Santana (BA) e Goiana (PE). A partir do segundo semestre de 2006, o programa vai se expandir para as outras localidades em que a empresa atua.

Durante o ano, foram realizadas as primeiras oficinas de capacitação, dando início ao processo de formação dos participantes para desempenharem o papel de facilitadores da Rede em seus municípios. Nesses encontros foram apresentados os conceitos de rede intersocial e de diagnóstico baseado em ativos. Ou seja, as necessidades existentes e os recursos humanos e materiais que podem ser mobilizados em relação aos jovens da comunidade.

Klabin's relationship with the local communities where it operates is the foundation stone for the many different social activities which take place in these municipalities. As part of its policy of collaboration and partnership in these communities, initiatives cover widely varying fields such as health, social work, culture, technical and environmental training – and always encourage the voluntary participation of employees.
This is coordinated by a Directorship for Social Responsibility, which runs corporate programs and lends support to the initiatives of the units without losing sight of the main target - community development.

Youth with a Future

One of the most important initiatives in 2005 was the launching of Klabin's Youth with a Future Program, the goal of which is to provide support to youngsters as agents of their community's development in regions where the Company is operating. For the next three years this program will be a priority within the Company's social agenda, building better integration between Klabin and society.
The Youth with a Future Program has been developed with support from the Institute for the Development of Social Investment (Idis).
The program consists of four phases:

1. ***Building a Klabin Network for Youth** – To build a local social network for organizations in the civil, public and private sectors that can do more to help the young.*
2. ***Training Professionals** – To train professionals from organizations in the civil and public domain, who can have direct contact with the young on matters that interest them.*
3. ***Fostering Youth Leadership** – To identify and foster youth leadership within the communities.*
4. ***Community Mobilization** – To mobilize the communities so that they can identify opportunities for development through a project defined by their own members.*

In 2005 attention was focused on the first phase, with the involvement of government representatives, civilian organizations and private institutions, making up the Klabin Network for Youth. With this network of social organizations established, it has meant that resources could be pooled, partnerships built and synergies created, all for the development of the next three phases.
Around 400 people, representing over 200 organizations, are already participating in the Network which is functioning in 11 municipalities – Telemaco Borba (PR), Otacilio Costa, Correia Pinto, Lages and Itajai (SC), Sao Leopoldo (RS), Jundiai and Piracicaba (SP), Ponte Nova (MG), Feira de Santana (BA) and Goiana (PE). As of the second half of 2006, the program will expand to other locations where the company has plants.
The first training workshops were already held during the year, setting off the process of qualifying participants to be Network facilitators within their own municipalities. At these events, the concepts of intersocial networking and asset-based diagnosis were presented - in other words, the current needs and the human and material resources that can be mobilized in favor of the community's young.

Apoio a entidades

A Klabin contribui de diversas formas com entidades assistenciais das regiões onde estão instaladas suas unidades industriais. Destina 1% do Imposto de Renda devido a Fundos dos Direitos da Criança e do Adolescente, permitindo que Conselhos Municipais dos Direitos da Criança e do Adolescente tenham condições de desenvolver projetos capazes de melhorar a vida de milhares de pessoas.

O apoio a entidades envolve auxílio financeiro para a manutenção das atividades e doação de papel. Todos os anos, são doadas cerca de 15 toneladas de papel para escolas públicas, hospitais, associações e igrejas. Nas escolas, o material é utilizado na produção de trabalhos, como cartazes, colagens e artesanato.

Unidades da Associação de Pais e Amigos dos Excepcionais (Apae) são auxiliadas com doações de papel ou recursos para a sua manutenção. Com o papel, os portadores de necessidades especiais produzem artesanato, sendo o valor arrecadado revertido para as entidades. Em Angatuba (SP), foram doados recursos para a construção de um galpão, onde serão desenvolvidas atividades socioculturais.

Entre outras entidades apoiadas estão a Casas André Luiz, de São Paulo, que atende cerca de 1.400 pessoas portadoras de necessidades especiais; o Lar do Irmão Velho, em Feira de Santana (BA), que abriga 70 idosos; e o Instituto de Cegos Padre Chico, de São Paulo, que promove a educação e a formação de deficientes visuais infantis e pré-adolescentes, visando ao desenvolvimento de suas potencialidades.

Educação

A Klabin patrocina o projeto Crescer com Arte, que atende 120 menores carentes do Morro do Turano, no Rio de Janeiro. Uma oficina de arte capitaneada pelo desenhista Daniel Azulay ensina as crianças a desenhar. O objetivo é fazer com que a educação artística desenvolva a auto-estima dos participantes, contribuindo para a sua inserção social.

O Instituto Artesocial (IAS), de São Paulo, tem o apoio da Klabin para o desenvolvimento de suas atividades em todo o País para a melhoria da qualidade didática nas escolas da rede pública de Ensino Infantil e Fundamental.

Educação ambiental

A Klabin mantém diversos projetos de educação ambiental, com o objetivo de disseminar conceitos de consciência ecológica entre professores e estudantes. O maior exemplo é o Programa Caiubi, que já beneficiou 88 mil alunos e 1.600 professores em 217 escolas das regiões de Telêmaco Borba (PR) e Ponte Nova (MG). Essa é uma das principais ações de educação ambiental do País.

Além de contribuir para a formação de cidadãos críticos e conscientes, o Caiubi capacita professores para desenvolver programas ambientais nas escolas abordando a fauna e a flora regionais. Busca ainda estimular regionalmente uma consciência ecológica com visão holística.









Support to institutions

Klabin contributes in many ways to social welfare in regions where it has industrial operations. It gives 1% of the income tax it owes to Funds for Child and Adolescent Rights, making it possible for Local Councils of Child and Adolescent Rights to develop projects that can improve the lives of thousands of people.

Such support involves financial help for the maintenance of activities and the donation of paper. Every year around 15 tons of paper are donated to public schools, hospitals, associations and churches. In the schools, the material is used in classroom assignments like posters, collage and handicrafts.

Branches of the Association of Parents and Friends of Children with Special Needs (Apae) also receive help in the form of paper donations or of funds for upkeep. These children with special needs produce handicrafts with paper, and the money raised returns to the institution. In Angatuba (SP), resources were donated for the building of a warehouse where sociocultural activities will be held.

Among other institutions to receive support are Casas André Luiz, in Sao Paulo, which tends to about 1,400 people with special needs; the Lar do Irmão Velho in Feira de Santana (BA), which houses 70 elderly; and the Padre Chico Institute for the Blind in Sao Paulo, that promotes training and education of children and pre-adolescents with seeing disabilities, to bring out the potential in each of them.

Education

Klabin sponsors the project called Growing up with Art, which works with 120 needy youngsters in the Morro do Turano slum, in Rio de Janeiro.

Art workshops run by artist Daniel Azulay teach children to draw. The purpose is to use artistic education as a means of developing the participants' self-esteem, thereby contributing to their role in society.

The Social Arts Institute (IAS), in Sao Paulo, also relies on Klabin's support for its activities throughout the country to improve the teaching standards in public schools at kindergarten and first grade levels.

Environmental education

Klabin is running several environmental education projects to disseminate the ideas of ecological awareness among both teachers and students. The best example is the Caiubi Project which has already benefited 88 thousand students and 1600 teachers from 217 schools in the regions of Telemaco Borba (PR) and Ponte Nova (MG). This is one of the leading environmental educational activities in Brazil.

The Caiubi Project not only contributes to the education of discriminating and conscientious citizens, but also qualifies teachers to run their own environmental program in schools, covering the local fauna and flora. It also serves to stimulate holistic and ecological awareness in the region.

No Paraná, onde o Programa Caiubi é realizado desde 2001 em parceria com a Secretaria Municipal de Educação de Telêmaco Borba e o Núcleo Regional de Educação, as atividades acontecem na Fazenda Monte Alegre e são realizadas em quatro etapas. A primeira é um dia de visita ao Parque Ecológico existente no local. A seguir é realizado um curso teórico-prático com a participação de um professor de cada escola. A terceira fase é o desenvolvimento de projetos de educação ambiental nas escolas, encerrando com um *workshop*, em que as escolas apresentam seus projetos e os trabalhos desenvolvidos ao longo do ano.

Em Minas Gerais, onde foi iniciado em 2004, o programa promoveu oficinas de capacitação em meio ambiente (biologia, reciclagem, preservação e ambiente) para 40 professoras de escolas estaduais. Em junho, durante a Semana do Meio Ambiente, foram ministradas palestras a colaboradores e comunidades.

Outra iniciativa é a parceria com o Consórcio para Proteção Ambiental da Bacia do Rio Tibagi (Copati) para promover a educação ambiental entre professores e alunos de quatro municípios paranaenses (Telêmaco Borba, Ortigueira, Sapopema e Curiúva). A Klabin patrocina o Projeto de Educação Ambiental Pingo D'Água, cujo objetivo é sensibilizar os jovens da região da Bacia do Tibagi para os problemas ambientais e incentivá-los na busca de soluções alternativas.

Saúde

A Companhia faz doações mensais a hospitais públicos de Otacílio Costa e Correia Pinto (SC) e Telêmaco Borba (PR), que atendem uma população de aproximadamente 100 mil habitantes. Também dá apoio a uma unidade de hemodiálise, que beneficia a população de Telêmaco Borba e região.

Cultura

A Klabin patrocina iniciativas artísticas e culturais, como exposições de pintura e fotografia, teatro, cinema, música e preservação do patrimônio histórico, artístico e cultural. A Companhia é uma das patrocinadoras do projeto de restauro e modernização do prédio da Faculdade de Medicina da Universidade de São Paulo, tombado em 1981 pelo Conselho de Defesa do Patrimônio Histórico, Artístico, Arqueológico e Turístico do Estado de São Paulo (Condephaat).

Também patrocinou em 2005 o restauro do piso original em mosaico da Praça Ramos de Azevedo, no centro da cidade de São Paulo, construído em 1911 e tombado pelo Patrimônio Histórico. É responsável ainda pela manutenção do conjunto de 12 esculturas em homenagem ao compositor Carlos Gomes instaladas na praça e criadas pelo artista italiano Luigi Brizzolara no começo do século passado. A iniciativa reforça o apoio da Klabin à Associação Viva o Centro, que promove a recuperação urbana da região central de São Paulo, estimulando parcerias entre poder público, iniciativa privada e sociedade civil.



In Parana, where the Caiubi Program has been run since 2001 in cooperation with the Municipal Secretary of Education and the Regional Nucleus of Education, the activities take place on the Monte Alegre Unit and are divided into four stages. The first is a day visit to the local Ecological Park. Following this, a theoretical-practical course is held with the participation of one teacher from each school. The third stage is the preparation of environmental projects by each school, and finally a workshop is held where the schools present their projects and the work they have been doing during the year.
In Minas Gerais, where it started in 2004, the program held training workshops (in biology, recycling, preservation and environment) for 40 state school teachers. In June, during Environmental Week, lectures were given to both employees and local communities.
Another initiative is the partnership with the Consortium for Environmental Protection in the Tibagi River Valley (Copati) to promote environmental education among teachers and students in four municipalities in Parana (Telemaco Borba, Ortigueira, Sapopema, Curiuva).
Klabin sponsors the Pingo D'Água Environmental Education Project, the goal of which is to involve the youth of the Tibagi River region in environmental problems and encourage them to find alternative solutions.



Health

Klabin makes monthly donations to public hospitals in Otacílio Costa, Correia Pinto (SC) and Telemaco Borba (PR), which serve a population of approximately 100 thousand inhabitants. It also gives support to a hemodialysis unit for the population of Telêmaco Borba and surrounding area.

Culture

Klabin sponsors artistic and cultural events such as painting and photography exhibitions, theatre, cinema, music as well as the conservation of historical, artistic and cultural assets.

Klabin is one of the sponsors of a restoration and modernization project for the Sao Paulo Medical School, building listed as protected in 1981 by the Historical, Artistic, Archaeological and Tourist Heritage Protection Council (Condephaat).
It also sponsored the restoration of an original mosaic pavement in Ramos de Azevedo Square, in Sao Paulo city center, built in 1911 and also listed by Condephaat. Klabin is responsible for the upkeep of 12 sculptures by the Italian artist Luigi Brizzolara in the early 20th century in honor of the composer, Carlos Gomes, displayed in the square. This gesture is a demonstration of the support given by Klabin to the Associação Viva o Centro, an association which promotes urban recovery in downtown Sao Paulo, and encourages partnership between local government, private enterprise and society.

Patrocina ainda a restauração da Igreja de Nossa Senhora dos Remédios, em Feira de Santana (BA), construída no final do século XVII – o primeiro prédio do município. O templo é um marco histórico e arquitetônico, com torres revestidas de azulejos provenientes de Macau.

A Companhia apóia também o Museu Brasileiro da Escultura (MuBE), de São Paulo, que organiza mostras de artistas consagrados, como Brecheret, De Chirico, Max Ernst, César e Kcho, entre outros.

Um projeto sociocultural mantido na Unidade de Monte Alegre (PR) é o Coral das Meninas Cantoras da Klabin, que contribui para a prática de valores éticos e morais e, sobretudo, para a formação das crianças, filhas de colaboradores da Empresa. O grupo é composto de 38 meninas com idade entre 6 e 16 anos e foi constituído em agosto de 2004. Com um repertório variado, as meninas já se apresentaram em diversas cidades do Estado do Paraná, para um público que totaliza mais de 4 mil pessoas.

Em parceria com a Quick Cia. de Dança, a Klabin promove aulas de dança na cidade de Betim (MG). A iniciativa começou em 2004 e conta com a participação de 40 crianças e adolescentes carentes da região.

Esporte

A Klabin patrocinou em 2005 uma equipe infantil de basquetebol em cadeira de rodas, em parceria com a Associação Desportiva para Deficientes (ADD), que promove a integração e a inclusão de portadores de deficiência na sociedade e no mercado de trabalho. A Companhia assumiu a responsabilidade pelas despesas de manutenção da equipe e pela doação dos uniformes de 20 crianças e adolescentes da Grande São Paulo, com idade entre 5 e 18 anos.

Em Goiana (PE), é mantida A Grande Jogada, escolinha de "*futsal*" para os jovens atendidos pela Casa de Apoio à Criança São Pedro e para filhos dos colaboradores. Atualmente o projeto beneficia 200 crianças.

Combate às drogas e à violência

O Programa Educacional de Resistência às Drogas e à Violência (Proerd) orienta os alunos da quarta e quinta séries do Ensino Fundamental de Correia Pinto, em Santa Catarina. Promovido pela Polícia Militar local, o programa recebeu o apoio da Klabin.

Desde 2002, a Companhia colabora com o Movpaz, movimento criado na Bahia que incentiva jovens e crianças a participarem das atividades de um ateliê, que hoje se transformou na confecção da marca Movpaz. Na última semana de agosto de 2005, a ONG realizou encontros e palestras em Ponte Nova (MG), com o intuito de sensibilizar a comunidade em relação à violência.

Fitoterapia

Desenvolvido desde 1984, o Projeto de Fitoterapia busca a melhoria da qualidade de vida da comunidade, a preservação e o uso racional da biodiversidade das áreas florestais. O laboratório de manipulação, instalado na Fazenda Monte Alegre, em Telêmaco Borba (PR), utiliza plantas medicinais para produzir cerca de 30 medicamentos e mais 30 produtos da Linha Phitosphera – Beleza & Saúde.

O manejo de plantas medicinais, fitoterápicos e fitocosméticos da Klabin foi o primeiro certificado mundialmente, em 1999, pelo *Forest Stewardship Council* (FSC). Esse processo foi complementado em 2001, com a certificação da cadeia de custódia dos produtos florestais não-madeireiros.

Os fitoterápicos são autorizados pela Agência Nacional de Vigilância Sanitária (Anvisa) e receitados pela equipe de profissionais de saúde da Empresa para colaboradores de Telêmaco Borba (PR) e seus familiares. Comparados aos produtos sintéticos, os fitoterápicos apresentam um custo médio quatro vezes menor. Esse projeto é realizado em convênio com o Fundo Brasileiro para a Biodiversidade (Funbio) e a Fundação Brasileira para o Desenvolvimento Sustentável (FBDS).

The Company is also sponsoring the restoration of the Nossa Senhora dos Remedios church, in Feira de Santana (BA), built in the late XVII century – the first building in the town. The church is a historical and architectural landmark with towers covered with tiles from Macao.
The Company also supports the Brazilian Museum of Sculpture (MuBE) in Sao Paulo which organizes exhibitions of renowned artists such as Brecheret, De Chirico, Max Ernst, Cesar and Kcho among others.
The Klabin Girls' Choir is a socio-cultural project held in Monte Alegre and which contributes to the ethical and moral values and above all character-building of its members, daughters of Company employees. The group is made up of 38 young girls between the ages of 6 and 16 and was set up in August 2004. With a varied repertoire, the girls have sung in a number of Parana towns to audiences that total more than 4000 people.
In partnership with the Quick Dance Company, Klabin promotes dance lessons in Betim (MG). This initiative, which started in 2004, already includes 40 needy children and adolescents from the area.

Sports

In 2005 Klabin sponsored a basketball team of children in wheelchairs, in conjunction with the Sports for the Handicapped Association, which promotes integration and inclusion of the handicapped in society and at the workplace. The Company assumed responsibility for the team's maintenance expenses, and donated uniforms for 20 children and adolescents with ages ranging from 5 to 18 in greater Sao Paulo.
In Goiana (PE), the Company sponsors A Grande Jogada, an Indoor Soccer School for youngsters looked after by the Sao Pedro Support Home for children, and for some of the employees' children. Currently 200 children are benefited by this project.

Fight against drugs and violence

The Educational Program of Resistance to Drugs and Violence (Proerd) teaches students in the fourth and fifth grades in primary school in Correia Pinto, Santa Catarina. Promoted by the local Military Police, it has received support from Klabin.
Since 2002, the Company has collaborated with Movpaz, a movement that was founded in Bahia to encourage children and youngsters to participate in the activities of a studio that has been transformed into a clothing manufacturer with the brand Movpaz. In the last week of August 2005, this NGO organized lectures and meetings with the community in Ponte Nova (MG), to help them deal with violence.

Phytotherapy

The goals of the Phytotherapy project, in existence since 1984, are to improve the quality of life in the community and to preserve and rationally use the biodiversity from the forests. The small-scale laboratory, installed on the Monte Alegre Farm in Telemaco Borba (PR), uses medicinal plants to produce about 30 medicines and 30 cosmetics products, known as the Phitosphera Line of Beauty and Health. Klabin's handling of medicinal plants, phytotherapy and phytocosmetics was the first worldwide to receive certification in 1999 from the Forest Stewardship Council. This process was complemented in 2001 with chain-of-custody certification of non-wood forest products.
Phytotherapy products are authorized by the Government Health Agency (Anvisa), and prescribed by the company's health professionals to employees and their families in Telemaco Borba. In comparison with similar synthetic products, phytotherapy medicines cost one quarter of the price. This is a project developed in partnership with the Brazilian Foundation for Biodiversity (Funbio), and the Brazilian Foundation for Sustainable Development (FBDS).



Em 2005, o Projeto Fitoterapia da Klabin recebeu o 13° Prêmio Expressão de Ecologia – na categoria Agropecuária – Setor Privado – e uma menção honrosa na categoria Ambiente no III Prêmio Bramex Ambiental, promovido pela Câmara de Comércio, Indústria e Turismo Brasil-México (Bramex).

Voluntariado

Para envolver os grupos de colaboradores interessados, a Empresa apoiou a criação da Terra Viva, Organização da Sociedade Civil de Interesse Público (Oscip) que reúne as iniciativas de voluntariado empresarial. A Terra Viva mobilizou inicialmente colaboradores das sedes administrativas da Klabin, em São Paulo, e a seguir expandiu-se para outras unidades. Em 2005 destacaram-se as seguintes iniciativas:

Projeto Adotar – A Terra Viva adotou a Associação para Pesquisa e Assistência ao Transplante (Apat), de São Paulo – que mantém uma Casa de Apoio para hospedar pacientes e seus acompanhantes no período pré e pós-transplante –, e o Lar do Irmão Velho, de Feira de Santana (BA), que abriga 70 idosos. Os projetos envolvem voluntários na doação de alimentos, oficinas artesanais, serviços de limpeza, carpintaria e pintura, e acompanhamento em programações culturais e atividades recreativas.

Campanha do Agasalho – Foram arrecadadas 1.685 peças, distribuídas para as Pastorais da Criança de Monte Alegre (PR) e Ponte Nova (MG), Apat (SP) e Projeto Recifran de catadores de lixo (Jundiaí e São Paulo). Foram também adquiridos 380 cobertores, entregues a moradores de rua de São Paulo, Jundiaí e Várzea Grande (SP) e Feira de Santana (BA).

Doação de sangue e medula óssea – Em parceria com a Fundação Pró-Sangue, foi realizada uma campanha de doação de sangue no escritório da Rua Formosa (SP). Já em Ponte Nova (MG), em conjunto com o Hemocentro do município, houve coleta de sangue dos colaboradores com o objetivo de encontrar doadores de medula óssea.

Doação de leite – Os voluntários participaram de campanhas de arrecadação de leite, beneficiando entidades de São Leopoldo (RS) e Ponte Nova (MG).

McDia Feliz – Os voluntários venderam 1.338 vales de sanduíches Big Mac, do McDonald's, além de 61 camisetas e 177 bonés. A Klabin dobrou a quantidade de sanduíches vendida pela Terra Viva e todos os lanches foram entregues a 14 outras entidades apoiadas pela Associação de Voluntários da Klabin.

Palestra – Foi promovida uma palestra com Steven Dubner, da Associação Desportiva para Deficientes (ADD), entidade que conta com o apoio da Klabin. Os colaboradores puderam conhecer melhor o trabalho da ADD e como o esporte pode transformar a vida de uma pessoa portadora de deficiência.






TERRA VIVA
Associação de

In 2005, Klabin's Phytotherapy Project won the 13th Ecology Expression Award – in the category of Agriculture and Cattle – Private Sector – and received a mention of honor in the Environment category at the 3rd Bramex Environmental Award, promoted by the Brazil-Mexico Chamber of Commerce, Industry and Tourism (Bramex).

Volunteer work

To get groups of interested employees involved in volunteer work, the Company helped found Terra Viva, a Social Organization in the Public Interest (Oscip) which centralizes all the Company's voluntary initiatives. At the beginning, Terra Viva mobilized workers from the administrative headquarters in Sao Paulo, and then expanded to other Units. The following initiatives were highlights in 2005:

Project Adopt – Terra Viva has adopted the Association for Transplant Research and Assistance (Apat), in Sao Paulo – which maintains a Support Home to receive patients and their families in the periods of pre and post transplant – and the Lar do Irmão Velho, in Feira de Santana – which is the home of 70 elderly people. These projects involve volunteers in the donation of food, handicraft workshops, cleaning, carpentry and painting, as well as help with cultural programs and recreational activities.

Winter Clothing Campaign – All together 1685 items of clothing were collected and distributed to the Pastoral Children's Welfare Program in Monte Alegre (PR) and Ponte Nova (RG), Apat (SP) and Recifran Project involving curbside waste collectors in Jundiai and Sao Paulo. Besides, 380 blankets were bought and delivered to homeless people in Sao Paulo, Jundiai, Várzea Grande and Feira de Santana.

Blood and Bone Marrow – Through a partnership with the Fundação Pró-Sangue, a blood donation campaign was held in the Rua Formosa offices. In Ponte Nova, at the local Hemocenter, employees donated their blood to allow them to identify bone marrow donors.

Milk Donation – Volunteers participated in campaigns to collect milk for distribution to associations in São Leopoldo (RS) and Ponte Nova (MG).

Happy McDay – Volunteers sold 1338 McDonald's Big Mac sandwich vouchers as well as 61 T-shirts and 177 caps. Klabin doubled the amount that had been collected by Terra Viva and all the sandwiches were donated to 14 entities supported by Klabin's Association for Voluntary Work.

Lecture – In March, Steven Dubner from the Sports Association for the Handicapped, gave a lecture to our employees, who had the chance to get to know their work better, and how sports can change the life of a handicapped person.

tradição
inovação
liderança
sustentabilidade



Brinquedos contra **as armas**

No apoio à campanha de desarmamento infantil, a Klabin doou cerca de 2 mil brinquedos confeccionados em papelão ondulado, incentivando crianças a trocar armas de brinquedo por objetos que estimulam a criatividade, as atividades em grupo, o espírito de solidariedade e a cidadania.

Logo na entrada do Túnel da Vida, as crianças entregavam seu brinquedo relacionado à violência. Na saída, recebiam um livro educativo e um brinquedo de papelão desenvolvido pela Klabin – para ser montado e pintado no local. A Klabin ainda forneceu as caixas de papelão ondulado onde as armas de brinquedo foram depositadas.

Esse projeto foi criado especialmente para apoiar a Campanha do Desarmamento Infantil em São Paulo. As crianças ganharam carrinhos, jogos de tabuleiros e outros brinquedos divertidos e não-violentos. O projeto estimulou as atividades lúdicas e as brincadeiras em grupo, desenvolvendo sentimentos positivos entre as crianças.





novando para **preservar**

Innovation for ***preservation***

A Klabin foi a primeira empresa do setor de papel e celulose do Hemisfério Sul a receber, em 1998, o certificado internacional do *Forest Stewardship Council* (FSC) pelo manejo sustentável das áreas florestais do Paraná. Foi também a primeira companhia do mundo a ter produtos florestais não-madeireiros certificados pelo órgão, devido ao manejo de plantas medicinais. Em agosto de 2005, a Klabin passou a ser a única empresa do mundo a obter a certificação FSC para papelcartão e kraftliner de toda cadeia de custódia no Paraná, o que garante a rastreabilidade da matéria-prima usada no processo de fabricação. Hoje, a Klabin tem quase 100% de suas florestas certificadas.

A produção de celulose e papel da Klabin tem como principal matéria-prima a madeira de florestas plantadas. A reciclagem de papéis é uma fonte importante na produção de caixas de papelão ondulado. Na Klabin, representa 55% das fibras celulósicas empregadas em caixas – no Brasil, a reciclagem de papelão ondulado atinge atualmente 80%.

Klabin was the first pulp and paper group in the Southern Hemisphere, in 1998, to receive international certification from the Forest Stewardship Council for sustainable forestry management in Parana. It is also the first company in the world to have its non-wood forest products certified by the entity, thanks to its handling of medicinal plants. In August 2005, Klabin became the only company in the world to obtain the FSC chain-of-custody certification for cartonboard and kraftliner manufacture also in Parana. This guarantees the traceability of the raw material used in the manufacturing process. Today, almost 100% of Klabin's forests are certified.

The main source of raw material for pulp and paper production at Klabin is wood from planted forests. Recycled paper is an important source for the production of corrugated boxes. At Klabin, it represents 55% of cellulose fibers used in boxes – in all of Brazil, recycling of corrugated case materials has now reached the 80% level.

Consumo anual de materiais

Em 2005, a Klabin produziu 1.492,1 mil toneladas de papéis para embalagens, um acréscimo de 2% em comparação ao ano anterior. As produções de embalagens de papelão e sacos industriais totalizaram 425,8 mil e 125,6 mil toneladas, respectivamente. Por questões mercadológicas houve redução de 256,2 mil para 239,5 mil toneladas de papel reciclado. A venda de madeira para terceiros reduziu-se 11%, para 2.921,5 mil toneladas, sendo 61% provenientes de florestas plantadas no Paraná, 36% em Santa Catarina e 3% em São Paulo (Angatuba).

Annual consumption of materials

In 2005 Klabin manufactured 1,492.1 thousand tons of paper and packaging, 2% above the previous year. Sales of corrugated packaging and industrial sacks were 419.5 thousand and 115 thousand tons, respectively. For market reasons, sales of recycled papers dropped from 256.2 thousand to 239.5 thousand tons. The sales of wood to third parties fell by 11%, to 2,921.5 thousand tons, of which 61% came from planted forests in Parana, 36% from Santa Catarina and 3% from Sao Paulo (Angatuba).

No processo de produção, a Companhia utilizou as seguintes quantidades de materiais em 2005:

In its production process, the Company used the following quantities of raw materials in 2005:

Balanço Material Klabin 2005
Material Balance Sheet – Klabin 2005

Madeira para o processo – mil t *Process Wood – '000 t*	4.789
Madeira para energia – mil t *Wood for energy – '000 t*	497
Madeira para venda – mil t *Market Wood – '000 t*	2.921,5
Aparas (reciclado) – mil t *Secondary fibers (for recycling) – '000 t*	268,1
Polpa comprada (celulose e CTMP) – mil t *Purchased Pulp (chemical pulp and CTMP) – '000 t*	31,2
Soda cáustica – mil t *Caustic Soda – '000 t*	21,5
Sulfato de sódio – mil t *Sodium Sulfate – '000 t*	15,4
Caulim – mil t *Kaolin – '000 t*	7,3
Amido – mil t *Starch – '000 t*	7,8
Agente de colagem – mil t *Additives/adhesives – '000 t*	8,5
Energia elétrica comprada (MWh) *Electric Power (purchased eletrical energy) (MWh)*	688.058
Combustível fóssil (mil GJ) *Fossil Fuels ('000 GJ)*	8.144,1
Água (mil m^3) *Water ('000 m^3)*	64.646,6

Inovação também na matriz energética

A matriz energética geral da Klabin se constitui basicamente de energia limpa, ou seja, renovável. A utilização de biomassa – casca, cavacos, resíduos florestais, resíduos de madeira e licor negro – faz com que somente 18% da energia seja proveniente de combustíveis fósseis (óleo BPF e gás natural).

Nos próximos anos, será eliminado o uso regular de óleo pesado para a geração de vapor nas unidades produtoras de papéis. Novas caldeiras de biomassa serão instaladas no Paraná e em Santa Catarina. Os níveis de pressão e temperatura da nova unidade de co-geração no Paraná serão elevados para 100 bar e 500°C (ante os atuais 46 bar e 430°C). O objetivo é melhorar o binômio energia elétrica/térmica, reduzindo a dependência de fornecimento externo de eletricidade e colocando a Klabin em posição de vanguarda entre os produtores brasileiros.

Further innovation with energy sources

Klabin's energy sources are basically from clean energy, in other words they are renewable. The utilization of wood-based biofuel – bark, wood-chips, trimmings, sawdust and black liquor – means that only 18% of the energy comes from fossil fuels (BPF oil and natural gas).

In the coming years, regular use of heavy oil for steam generation will be drastically reduced at Klabin's Paper Units. New biofuel boilers will be installed in Parana and Santa Catarina. The pressure levels and temperatures in the new co-generation unit in Parana will rise to 100 bar and 500° C (compared with the current 46 bar and 430°C). The target is to improve thermal/electrical energy, reducing dependence on an external power supply, and placing Klabin in the forefront among Brazilian producers.

Matriz energética Klabin 2005 – 43.802.491 GJ

Klabin's energy sources 2005 – 43,802,491 GJ


14,8%
5,4%
2,8%
1,6%
35,9%
39,5%
Biomassa 16.605.620
Biofuel 16,605,620
Licor negro 18.315.428
Black liquor 18,315,428
Óleo combustível 6.862.303
Heavy Oil 6,862,303
EE adquirida 2.479.347
EE purchased 2,479,347
Gás natural 1.281.838
Natural gas 1,281,838
EE hidráulica 737.303
EE Hydroelectric Generated 737,303



A aquisição externa de energia elétrica representou, em 2005, 47,5% do consumo total de 1.447.964 MWh da Klabin. A geração hidráulica própria supriu 14,1% das necessidades. Duas Pequenas Centrais Hidrelétricas (PCHs) estão localizadas em Telêmaco Borba (PR) e Petrolândia (SC), com capacidade de 23,86 MW e 1,84 MW, respectivamente.

Electric power purchased from the grid in 2005 accounted for 47.5% of the total consumption of 1.447.964 MWh. The company's own hydroelectric generation supplied 14.1% of its needs. Two small hydroelectric generation centers are located in Telemaco Borba (PR) and Petrolandia (SC), with 23.86 MW and 1.84 MW of generation capacity each.

Energia elétrica 2005/total – 1.447.964 MWh

Electric power 2005/total – 1,447,964 MWh



38,3%
47,6%
14,1%
Geração hidráulica – 204.613
Hydroelectric generated – 204,613
Geração térmica – 555.294
Thermo generated – 555,294
Energia adquirida – 688.058
Purchased power – 688,058

A energia térmica transformada em energia elétrica nas plantas de co-geração é essencialmente limpa, com uma contribuição de 91,3% de florestas plantadas. O restante da geração tem por base óleo combustível. Não há utilização de gás natural nas plantas de co-geração, pois as regiões não têm infra-estrutura para abastecimento dessa fonte de energia.

The thermal power transformed into electric power at the co-generation plants is essentially clean, with 91.3% of it contributed by planted forests. The rest of the generation is fuel oil based. There is no utilization of natural gas in the co-generation plants since the regions do not offer any infrastructure for the supply of this power source.

Energia térmica/combustíveis – 555.294 MWh

Thermal energy/fuel – 555,294 MWh



8,7%
59,1%
32,2%
Óleo
Oil
Licor negro
Black liquor
Biomassa
Biofuel

Gases de Efeito Estufa (GEE)

Neutras ou renováveis – As emissões provenientes do uso de biomassa nas suas diversas formas – portanto, limpas ou neutras – representam 82% das emissões diretas de produção. A biomassa tem origem em florestas plantadas com manejo sustentável. Como durante o processo de crescimento, pela fotossíntese, essas florestas seqüestram gás carbônico (CO_2) da atmosfera, estabelece-se o equilíbrio no balanço.

Fósseis ou não-renováveis – Embora pequena, a participação de gás natural na matriz energética tem crescido de acordo com a disponibilidade de abastecimento nas regiões onde a Klabin atua. As unidades de Piracicaba e Jundiaí (SP), Guapimirim (RJ), Goiana (PE), Del Castilho (RJ) e Betim (MG) já utilizam esse combustível – que é o mais limpo entre os de origem fóssil. Essa substituição permite reduzir de 76 para 56 quilos de CO_2/gigajoule (GJ), ou seja, 26% menos emissão de Gases de Efeito Estufa por unidade de energia.

Em 2005, 89% das emissões fósseis foram originadas pelo uso de óleo pesado e 11%, por gás natural.

Emissão de Gases de Efeito Estufa – t CO_2/ano
Greenhouse effect gas emission – t CO_2/year



3.000,000
2.500,000
2.000,000
1.500,000
1.000,000
500,00
0
2.674,370
576,060
619,624
593,731
2003
2003
2004
2004
2005
2005
Renovável
Renewable
Fóssil
Fossil

Créditos de carbono

A Klabin tornou-se membro pleno do Chicago Climate Exchange (CCX) em junho de 2005. O CCX congrega empresas que voluntariamente buscam a redução de Gases de Efeito Estufa (GEE), causadores do aquecimento global. Para os participantes, a meta de redução dos GEE é de 1% ao ano entre 2003 e 2006 totalizando 4% na fase I, tendo como referência a média das emissões fósseis entre 1998 e 2001.

A fase II, aprovada recentemente, compreende o período entre 2007 e 2010 com compromisso adicional de redução de 2% para os seus membros.

O projeto de seqüestro de carbono apresentado pela Klabin ao CCX consiste de 9.683 hectares que se encontravam degradados entre 1989 e 1990. A área atualmente está coberta por florestas plantadas com manejo sustentável, condição necessária para a elegilibidade do projeto.

Protocolo de Kyoto

Empresas brasileiras podem contribuir para a redução de emissão de GEE com o desenvolvimento de projetos Mecanismo de Desenvolvimento Limpo (MDL) para produzir créditos de carbono. A empresa obtém Certificados de Redução de Emissão (CER), que podem ser comercializados como parte do Protocolo de Kyoto.

A Klabin desenvolve projetos que têm por base a substituição de óleo pesado por gás natural em Piracicaba (SP) e por biomassa nas unidades do Paraná e de Santa Catarina. Novas caldeiras de biomassa, com capacidade entre 150 e 250 t/h de vapor, também integram projetos MDL, contribuindo para o resultado econômico do investimento. Outras oportunidades estão sendo avaliadas.



Greenhouse gases (GHG)

Neutral or Renewable – Emissions originating from biofuel use in its various forms – thus clean or neutral – represent 82% of all direct emissions from the manufacturing process. Biofuel is originated from sustainably managed planted forests. Since, during the growing process, these forests sequester carbon dioxide (CO_2) from the atmosphere by photosynthesis, it all balances out.

Fossil or non-renewable – Natural gas participation as a power source, although small, has been increasing in proportion to the availability of supply in the areas where Klabin operates. The plants in Piracicaba, Jundiai, Guapimirim, Goiana, Del Castilho and Betim are already using this fuel – which is the cleanest of all fossil fuels. This substitution allows for the reduction from 76 to 56 kilograms of CO_2/gigajoule (GJ), or 26% less greenhouse gas emission per unit of energy.

In 2005, 89% of fossil emissions came from the use of heavy oil, and another 11% from natural gas.

Carbon credits

Klabin became a full member of the Chicago Climate Exchange (CCX) in July 2005. CCX brings companies together that are voluntarily seeking to reduce Greenhouse Gases (GHG), responsible for global warming. The reduction target for members is 1% a year between the years 2003 and 2006, or a total of 4% in the first phase, while using as a reference average fossil emissions between 1998 and 2001.

The recently-approved second phase covers the years from 2007 to 2010, and involves a commitment by the members to reduce an additional 2%.

The carbon-sequestering project presented by Klabin to CCX involves 9,683 hectares that were degraded between 1989 and 1990. At present, the area is covered with sustainably managed planted forests, which is an essential condition for project eligibility.

Kyoto Protocol

Brazilian enterprises can contribute to the reduction in GHG emissions by developing projects of Clean Development Mechanisms (CDM), that generate carbon credits. The company obtains Emission Reduction Certificates (ERC) that can be traded as part of the Kyoto Protocol.

Klabin is working on projects that are based on the substitution of heavy oils with natural gas in Piracicaba (SP) and biofuel in the plants of Parana and Santa Catarina. New biofuel boilers, with 150 and 250 t/h steam capacity are also part of CDM projects, contributing to an economic conclusion to the investment. Other opportunities are being evaluated.

Tecnologias limpas

A Klabin cumpre todas as normas ambientais vigentes no País e a evolução da fabricação de celulose e papel tem reduzido bastante o impacto do processo no meio ambiente. As novas tecnologias permitem:

Redução do consumo de água e energia – A Klabin estuda otimizar o reúso e o fechamento de circuitos para promover maiores reduções no consumo de água, enquanto novas tecnologias devem melhorar os indicadores de consumo de energia.

Utilização de produtos químicos ambientalmente mais corretos – Um exemplo é a eliminação do uso de cloro elementar no branqueamento da celulose. A tecnologia já é utilizada em Monte Alegre (PR) e estará presente no projeto de expansão da unidade de Correia Pinto (SC).

Redução de odor – A formação de TRS – gases odorosos derivados de enxofre na sua forma reduzida – é característica do processo kraft utilizado mundialmente. Para minimizar esse desconforto às áreas vizinhas, adota-se a coleta dos gases e sua incineração em condições controladas. As unidades de Otacílio Costa e Correia Pinto (SC) e Telêmaco Borba (PR) já possuem instalações para tratamento desses gases.

Resíduos sólidos – Durante o processo de fabricação de papel são gerados alguns resíduos não-inertes (grits, dregs, lama de cal, rejeitos fibrosos, etc.), que necessitam de disposição adequada. Novas áreas de disposição e triagem são devidamente monitoradas, assegurando a não contaminação de lençóis freáticos. A destinação de resíduos é feita por empresas especializadas e licenciadas por órgão ambiental, com encaminhamento principalmente para reciclagem.

Um exemplo é a instalação da Central de Resíduos Sólidos em Otacílio Costa (SC), projetada para processar resíduos industriais também das demais unidades da Klabin na região. A central consiste de: galpão de triagem de resíduos industriais; galpão de triagem de resíduos domésticos; aterro industrial; aterro sanitário para resíduos sólidos domiciliares; pátio de compostagem e tratamento de efluentes. Está em fase de aprovação projeto para a unidade de Goiana (PE) realizar a disposição adequada de resíduos sólidos, em uma área de 1,7 hectare, com vida útil estimada de 25 anos.

Reciclagem

Como maior recicladora de papel na América do Sul, com capacidade instalada para a produção de 300 mil toneladas anuais de papéis com 100% de fibra reciclada, a Klabin assumiu o compromisso de promover a reciclagem em toda a sua cadeia produtiva. Esse processo representa importante contribuição social, dando trabalho a milhares de catadores em todo o País.

Esse objetivo é reforçado com a participação no Compromisso Empresarial para Reciclagem (Cempre), associação mantida por empresas privadas de diversos setores e dedicada à promoção da reciclagem dentro do conceito de gerenciamento integrado do lixo. Um diretor da Companhia preside o Conselho de Administração da entidade. A atuação do Cempre busca conscientizar a sociedade sobre a importância da redução, reutilização e reciclagem, com o apoio de publicações, pesquisas técnicas, seminários e bancos de dados.

Os papéis reciclados pela Klabin são utilizados, principalmente, em suas fábricas de caixas de papelão ondulado. A Empresa faz o ciclo completo de reciclagem: 1) produz o papel; 2) o papel é convertido em caixas de papelão ondulado; 3) os refiles e refugos provenientes do processo de produção de caixas retornam para as unidades de papel reciclado, dando início a um novo ciclo. O maior volume de fornecimento de matéria-prima para reciclagem, entretanto, tem origem em empresas que comercializam aparas.

A Companhia é também a segunda maior recicladora mundial de embalagens cartonadas da Tetra Pak, com capacidade anual de 28 mil toneladas. Esse processo é realizado na unidade de Piracicaba (SP), em que as caixas de embalagem longa-vida são recicladas, com aproveitamento integral das fibras de celulose. O resíduo desse processo – plástico e alumínio – é encaminhado a seguir para reciclagem com tecnologia a Plasma.

Clean technology

Klabin complies with all the environmental regulations in effect in Brazil. Evolution in pulp and paper technology has considerably reduced the industry's environmental impact. New technologies allow for:

***Reduction in consumption of water and energy** – Klabin is studying the re-use and closing of water-loops to reduce water consumption, while new technology improves the levels of energy consumption.*

***Use of environmentally correct chemicals** – One example is the elimination of the use of elemental chlorine from pulp bleaching. This technology is already in use in Monte Alegre and will be introduced with the expansion project in the Correia Pinto plant.*

***Odor Reduction** – A typical property of the kraft process used worldwide is the formation of TRS gases, strong-smelling gases which come from sulfur. In order to diminish the discomfort caused to neighboring regions, a system of gas collection and subsequent controlled incineration has been introduced. The Otacílio Costa, Correia Pinto and Telemaco Borba mills all have gas treatment installations.*

***Solid Wastes** – During the paper-making process some non-inert residues are generated (grits, dregs, lime mud, reject fibers, etc) which require adequate disposal. New disposal and sorting areas are duly monitored, making sure there is no contamination of underground water tables. The removal of these residues is made by specialized companies appropriately licensed by environmental organs, and the greater part of this waste is sent for recycling.*

An example is the installation of the Solid Residue Treatment Center in Otacílio Costa designed to process industrial residues from other Klabin plants in the same region. The Center is made up of a warehouse for separation of industrial waste, a warehouse for separation of domestic waste, industrial landfill, sanitary landfill for domestic solid waste, compost patio and effluent treatment. The Goiana plant is in the final phase of approval for an adequate solid waste disposal system in an area of 1.7 hectares with estimated useful life of 25 years.

Recycling

As the biggest paper recycler in South America, with an installed capacity of 300,000 tons/year of paper derived from 100% recycled fibers, Klabin has committed itself to promoting recycling throughout its chain of production. This process signifies an important social contribution since it gives work to thousands of curbside waste collectors throughout the country.

This target is confirmed by company participation in the Business Commitment to Recycling (Cempre), an association supported by private companies from various sectors and dedicated to the promotion of recycling under the concept of integrated waste management. A Klabin director presides over the association's Board of Administration. Cempre's activities have been centered on drawing society's attention to the importance of reduction, re-use and recycling, through magazines, technical research, seminars and data banks.

Paper recycled by Klabin is used mainly in its corrugated box plants. The Company makes the complete recycling loop: 1) Producing paper 2) Converting the paper into corrugated board 3) Returning the cuttings and waste from the box production to the recycled paper mills, and starting the cycle over again. The largest volume of raw material for recycling, however, comes from companies which trade secondary fibers.

The Company is also the second largest recycler in the world of post-consumer Tetra Pak liquid packaging with an annual capacity of 28,000 tons. The recycling of the used liquid packaging is carried out in the Piracicaba (SP) plant with total recovery of the pulp fibers. The remains of this process – namely plastic and aluminum – are sent to be recycled with Plasma technology.



inovação
liderança
sustentabilidade

leadership
sustainability



"Não existe sustentabilidade sem parceria."

Franklin L. Feder – presidente da Alcoa América Latina

"A tecnologia a Plasma completa o ciclo de reciclagem das embalagens cartonadas da Tetra Pak agregando valor a toda a cadeia. Acreditamos que com essa tecnologia a reciclagem irá crescer a passos largos, reforçando ainda mais o trabalho da Tetra Pak no desenvolvimento sustentável e na preservação do meio ambiente."

Nelson Findeiss – presidente da Tetra Pak Brasil



Compromisso com a

Commitment to ***recycling***

O desenvolvimento pioneiro da tecnologia a Plasma para a reciclagem de cartão de embalagens longa-vida é um exemplo do compromisso da Klabin com a reciclagem e a redução de impactos ambientais.

Fruto de uma parceria entre Klabin, Tetra Pak, Alcoa e TSL Ambiental, foi inaugurada em maio uma usina de reciclagem em Piracicaba (SP), que permite separar o alumínio, o filme de polietileno e a fibra celulósica. Até então, o alumínio e o plástico permaneciam agregados depois da separação do papel, sendo utilizados para a fabricação de telhas, chapas, etc. A cisão entre os elementos agrega valor às embalagens pós-consumo e permite o ciclo completo do reaproveitamento. Além de reduzir os impactos ambientais, a iniciativa estimula o mercado de reciclagem, beneficiando catadores e empresas que realizam a reciclagem.

Para desenvolver a tecnologia e instalar a usina, as empresas investiram mais de R$ 13 milhões.

"O processo inovador desenvolvido pela TSL utilizando a tecnologia a Plasma em uma de suas fases possibilitou agregar maior valor a materiais que anteriormente eram subutilizados."

Herbert von Atzingen Pasquini – presidente da TSL



reciclagem

The pioneer development of Plasma technology to recycle long-life liquid packaging is an example of Klabin's commitment to recycling and reducing environmental impact. Result of the partnership between Klabin, Tetra Pak, Alcoa, and TSL Ambiental, a recycling plant was inaugurated in Piracicaba (SP), which separates the aluminum, polyethylene film and pulp fibers. Until now, the aluminum and plastic remained stuck together, after the paper had been separated, and was used in the manufacture of roof tiles and wall panels for construction etc. The separation of these three elements adds value to the post-consumer packaging and, in the case of the aluminum, is completely recyclable. Besides reducing environmental impact, this project stimulates the recycling market, bringing benefits to curbside waste collectors and companies that recycle materials.

To be able to develop the technology to install this plant, the companies involved invested more than R$ 13 million.

"Sustainability and partnership go hand-in-hand."

Franklin L. Feder – president of Alcoa Latin America

"Plasma technology completes the recycling loop of Tetra Pak liquid packaging adding value to the entire chain. We believe that with the help of this technology recycling will take big strides forward, giving further support to Tetra Pak's work with sustainable development and preservation of the environment."

***Nelson Findeiss** – president of Tetra Pak Brazil*

"The innovative process developed by TSL, using Plasma technology in one phase, meant that more value could be added to materials which were previously under-utilized."

***Herbert von Atzingen Pasquini** – president of TSL*

Investimentos

Durante 2005, os investimentos em projetos destinados a melhorias ambientais totalizaram R$ 44 milhões, representando 12% do total. Na seleção de novos projetos, a Klabin adota a melhor tecnologia disponível – *Best Available Technology* (BAT), que considera as melhores práticas de mercado em relação a fatores como efeitos de agentes poluidores, processos de produção, tratamento de efluentes, etc.

Investimentos (R$ milhões)

Investments (R$ million)

Sistema de Coleta e Queima de Gases Odorosos – Correia Pinto (SC) *Collection and Incineration of Odorous Gas System – Correia Pinto*	15,1
Sistema de Coleta e Queima de Gases Odorosos – Otacílio Costa (SC) *Collection and Incineration of Odorous Gas System – Otacílio Costa*	14,7
Precipitadores Eletrostáticos na Caldeira de Recuperação – Monte Alegre (PR) *Recovery Boiler Electrostatic Precipitators– Monte Alegre*	10,7
Projeto Tecnologia a Plasma – Piracicaba (SP) *Plasma Technology Project – Piracicaba*	3,5

Biodiversidade

A Klabin possui florestas plantadas nos Estados do Paraná, de Santa Catarina e de São Paulo. São 355 mil hectares de terras, sendo 87% próprios e 13% arrendados, dos quais 128 mil hectares são mantidos como Áreas de Preservação Permanente e Reserva Legal. As demais áreas representam florestas plantadas com pinus e eucalipto (190 mil hectares) e espaço reservado à infra-estrutura (fábricas, estradas, etc.).

No Paraná, a área da Klabin representa a maior mancha verde no Sul do Brasil, facilmente identificável nas fotos de satélite. Numa área de 229 mil hectares, 85 mil hectares (ou 38%) são preservados, incluindo 3.852 hectares de Reserva Particular do Patrimônio Natural (RPPN) criada em 1998 pela Portaria 182 do Instituto Ambiental do Paraná (IAP) e averbada em caráter de perpetuidade.

O manejo florestal segue o conceito de mosaico, com plantios de pinus e eucalipto entremeados a áreas de florestas nativas, preservando a biodiversidade. A flora e a fauna são estudadas por pesquisadores e possibilitam o desenvolvimento de programas de educação ambiental para colaboradores e comunidades situadas no entorno.

Como reconhecimento a seu empenho pela preservação ambiental e a correta utilização dos recursos naturais, a Klabin foi a primeira empresa brasileira premiada pela organização mundial Rainforest Alliance, em 2004, como criadora de tendências de desenvolvimento sustentável, e homenageada na categoria *Gold Benefactors* (Benfeitores de Ouro).

Com o objetivo de perpetuar a biodiversidade, são adotadas práticas como:

- Manutenção e recuperação de áreas de preservação permanente.
- Coleta seletiva de resíduos.
- Monitoramento de microbacias hidrográficas.
- Monitoramento da fauna e da flora.
- Educação ambiental para escolas, comunidades do entorno e colaboradores.
- Vigilância das áreas contra caça.
- Monitoramento de possível erosão e adequação de estradas e ramais.
- Manutenção de criadouro científico de animais silvestres.
- Manutenção de parque ecológico para fins de educação ambiental e pesquisa científica.
- Programa de recuperação ambiental, que consta de vários projetos em áreas de preservação permanente, como, por exemplo, o plantio de espécies nativas.

Investments

During 2005, investments in projects destined specifically for environmental improvement totaled R$ 44 million, and accounted for 12% of the grand total. When choosing the new projects, Klabin adopted the best available technology (BAT), which takes into account the best practices in the market with respect to the effects of polluting agents, production processes, effluent treatment and so on.

Biodiversity

Klabin has planted forests in the States of Parana, Santa Catarina and Sao Paulo, which total 355,000 hectares. 87% of them are owned lands and 13% are leased lands, and of this total 128,000 hectares are kept as Permanent Preservation Areas and Legal Reserves.

In Parana, Klabin land is the largest green area in the south of Brazil, and it is easily identified in satellite photos. In an area of 229,000 hectares, 85,000 hectares (or 38%) are preserved, including 3,852 hectares of Private Natural Reserved Assets established in 1998 by Directive 182 of the Environmental Institute of Parana and signed with perpetual terms. The forests have been planted in a mosaic pattern where pine and eucalyptus stands are intermingled with the areas of native forest so as to preserve biodiversity.

The flora and fauna are studiously researched so that the knowledge gained can be introduced in environmental education programs for workers and local communities.

In recognition of its efforts to preserve the environment and to correctly use natural resources, Klabin was the first Brazilian company to receive an award from the international organization Rainforest Alliance in 2004, for its pioneer work in setting sustainable development trends and was honored in the category of Gold Benefactors.

With a view to perpetuating biodiversity, the following practices have been adopted:

- *Upkeep and recuperation of areas of permanent preservation.*
- *Selective waste collection.*
- *Monitoring hydrographic micro-systems.*
- *Keeping track of fauna and flora.*
- *Environmental education for schools, local communities and workers.*
- *Surveillance of the region to prevent hunting.*
- *Checking for possible erosion and upkeep of roads and side-roads.*
- *Maintenance of scientific breeding grounds for wild animals.*
- *Maintenance of ecological park for education and scientific research purposes.*
- *Environmental recuperation program, comprised of several projects in areas of permanent preservation, as, for example, the planting of native species.*



Aproveitamento das terras – Hectares

Use of land areas – Hectares


35,94%
10,41%
53,65%
Área de plantio de pinus
e eucalipto – 190.525
Planted areas of pine and eucalyptus
Área de preservação – 127.620
Preserved areas
Infra-estrutura (estradas, divisoras,
aceiros, benfeitorias e outros) – 36.954
Infrastructure (roads, hedges, ditches,
buildings and others)

O Programa de Fomento Florestal da Klabin, iniciado em 1984, incentivou, até 2005, o plantio de 56.467 ha de florestas, com o objetivo de aumentar a disponibilidade regional de madeira, criando oportunidades de negócios para os proprietários rurais, potencializando a instalação de novas empresas e, com isso, gerando emprego e distribuição de renda. A empresa, como tem feito desde 1984, continua a incentivar fortemente o plantio de florestas em pequenas e médias propriedades rurais nas regiões de sua atuação.

Started in 1984, Klabin's Forestry Incentive Program has fostered 56,467 hectares of forest plantations, for the purpose of increasing regional timber availability, of creating business opportunities for rural land-owners, and of stimulating the establishment of new companies, all of which help to bring more job offers and improved income distribution. The Company, as it has done since 1984, continues to strongly encourage small and medium-sized farms to plant forests in the areas where it is operating.

Fauna – O Programa Reintrodução de Animais Silvestres Ameaçados de Extinção visa preservar as espécies que constam da lista de animais ameaçados de extinção do Instituto Brasileiro do Meio Ambiente (Ibama) e Instituto Ambiental do Paraná (IAP): puma, anta, ema, lobo-guará e jacutinga. No Parque Ecológico da Unidade de Monte Alegre, uma área com 11.196 hectares, são desenvolvidas atividades relacionadas a proteção, reprodução e reintrodução de espécies na natureza.

O Programa de Monitoramento da Biodiversidade, realizado tanto no Paraná como em Santa Catarina, é integrado por diversos projetos realizados com universidades para o estudo da vida animal e vegetal (aves, mamíferos, anfíbios, répteis, peixes, plantas arbóreas e plantas medicinais).

Em 2005, foi publicado o livro *Mamíferos da Fazenda Monte Alegre*, com 83 espécies registradas (44,62% das espécies já identificadas no Estado do Paraná). Ele é fruto de projeto científico desenvolvido em parceria com a Universidade Estadual de Londrina, que durante dois anos fez o monitoramento de animais que vivem na fazenda da Klabin em Telêmaco Borba (PR). Em linguagem simples e repleto de ilustrações, o livro é um eficiente instrumento para cientistas, pesquisadores e estudantes de todos os níveis de ensino conhecerem a riqueza da fauna regional, permitindo a correta identificação das espécies.

Bacias hidrográficas – O Programa de Monitoramento das Bacias Hidrográficas busca proteger os cursos d'água e atender à legislação sobre os recursos hídricos. No Paraná, 700 hectares de florestas plantadas serão revertidos a florestas naturais para proteger os mananciais. Em Santa Catarina os trabalhos necessários estão contemplados no Programa de Recuperação Ambiental firmado com o órgão estadual – Fundação do Meio Ambiente (Fatma). No geral, todas as florestas plantadas após 2000 já seguem esse conceito.

Consumo de água

A água é um dos principais insumos para a fabricação do papel. A correta gestão desse recurso natural é fundamental na manutenção de sua oferta. O consumo não é significativo nas unidades de embalagens de papelão ondulado e sacos industriais, enquanto o consumo médio de 5,2 m³/t nas unidades de reciclagem requer foco na redução. O consumo total em 2005 foi de 64.646.644 m³ com específico médio de 50,35 m³/t na fabricação de papéis. Na Unidade de Telêmaco Borba (PR), a maior da Klabin, o consumo específico foi de 40,46 m³/t, com meta de 30 m³/t a ser atingida até 2008, quando estará concluída a expansão da fábrica. O projeto contempla o uso das tecnologias mais avançadas, que proporcionem fechamento de circuitos, recuperação de efluentes dentro do processo e redução de perda de fibras. Paralelamente, a Klabin tem adotado um constante trabalho de conscientização na área operacional, buscando otimizar a produção e reduzir os desperdícios.

Consumo específico de água – Papéis (m³/t)
Specific consumption of water – Paper (m³/t)



50,31
2003
50,21
2004
50,35
2005

Fauna *– The purpose of the program for Re-introduction of Wild Animals Threatened with Extinction is to save the species listed by Ibama and IAP as near-extinct: pumas, tapirs, emus, maned wolves and piping-guan birds. In the 11,196 hectares of the Ecological Park on the Monte Alegre Farm, the work carried out involves the protection, breeding and re-introduction of these species to the wild.*

The Program for Biodiversity Supervision is made up of various projects carried out in conjunction with universities for the study of animal and plant life (birds, mammals, amphibians, reptiles, fish, trees and medicinal plants).

The book Mammals of Monte Alegre Farm, with 83 species catalogued (44.62% of all the species identified in the State of Parana) was published in 2005. It is the result of a research project conducted in partnership with Londrina State University which for two years tracked animals living on the Klabin farm. In simple language and richly illustrated, the book is a useful tool to allow scientists, researchers and students of all levels to get to know the wealth of regional fauna, through accurate identification of the species.

Hydrographic Basins *– The Monitoring Program of Hydrographic Basins aims to protect rivers, streams, lakes and also to comply with legislation on water sources. In Parana, 700 hectares of Klabin's planted forests will be returned to native forest to protect the water sources. In Santa Catarina the required work is included in the Program for Environmental Recuperation which has been signed with the state body called Fatma. Overall, all forests planted after the year 2000 have followed this same concept.*

Water consumption

Water is one of the most important items of consumption in the paper-making process. The correct management of this natural resource is vital for its continued availability. Its consumption is neither significant in the corrugated box plants nor in industrial sack conversion, whereas average consumption of 5.2 m³/t in the recycled plants needs attention. Total consumption in 2005 was 64,646,644 m³ with a specific average in the paper mills of 50.35 m³/t. In the paper mill in Telemaco Borba, Klabin's largest unit, specific consumption was 40.46 m³/t with a goal of 30 m³/t to be reached by 2008, when the mill expansion will be completed. The project will use the latest technology for closed water-loops, effluent recovery within the process and fiber loss reduction.

At the same time, Klabin has made constant efforts to draw attention to the need to optimize production and reduce wastage.

tradição
inovação
liderança
sustentabilidade

"*O Puma concolor* (suçuarana), como é um predador e está no topo da cadeia alimentar, só consegue viver onde existe uma mata representativa, grande o suficiente para manter as presas."

Nelio Roberto dos Reis – professor titular de Ecologia da Universidade Estadual de Londrina



Filhotes de puma: preservação de uma espécie

A Fazenda Monte Alegre, em Telêmaco Borba (PR), abriga cerca de 100 pumas, espécie ameaçada de extinção no Brasil. Em novembro, dois filhotes foram encontrados em uma área de pinus, o que demonstra que a floresta oferece condições de sobrevivência inclusive para animais do topo da cadeia alimentar. Os filhotes foram recolhidos pela mãe e se abrigaram no interior da floresta. Outros dois filhotes já haviam sido encontrados na região em outubro de 2004, numa área de eucalipto.

A fauna das florestas da Klabin é estudada desde a década de 80, com levantamentos em parceria com universidades públicas e privadas do Paraná e de São Paulo, além de ONGs ambientalistas. Um desses trabalhos foi o Estudo Ecológico do Puma na Fazenda Monte Alegre, realizado entre 1980 e 2000, com o objetivo de identificar e quantificar a presença do felino nas florestas da fazenda. Além do puma, foram identificadas 559 espécies de mamíferos, aves, anfíbios, répteis e peixes. Desse total, 14 integram a lista dos animais considerados em extinção pelo Ibama.



ameaçada de extinção

Emissões, efluentes e resíduos

DBO_5 e DQO

A Klabin está trabalhando para reduzir as emissões de Demanda Biológica de Oxigênio (DBO_5) e Demanda Química de Oxigênio (DQO). Em dezembro de 2004, entrou em operação na unidade de Telêmaco Borba (PR) um reator biológico com tecnologia de última geração (floobed), que proporcionou resultados 60% de DBO_5 abaixo do limite definido pelo órgão ambiental do Estado. Na unidade de Angatuba (SP), a instalação de um recuperador de fibras na máquina de papel melhorou significativamente a qualidade do efluente final. O gráfico abaixo demonstra a redução gradual das emissões de DBO_5 e DQO para os corpos receptores nas unidades de papéis.

Cargas específicas de lançamento de efluentes

Specific loads of effluent discharges



60,00
50,00
40,00
30,00
20,00
10,00
0,00
50,55
44,15
36,21
7,12
7,60
5,66
2003
2004
2005
Kg DBO5/t papel
Kg BOD/t paper
Kg DQO/t papel
Kg COD/t paper

Resíduos sólidos

O processo de fabricação de papel gera expressivas quantidades de resíduos sólidos. É um grande desafio reduzi-los e dar a destinação adequada. Esses resíduos são prioritariamente reutilizados internamente. Quando isso não é possível, eles são encaminhados a empresas licenciadas pelos órgãos ambientais para receber e dar destinação correta ao material. Em 2005, foram geradas 177 mil toneladas de resíduos sólidos – grits, dregs, lama de cal, areia, cinzas de caldeira de biomassa, lixo orgânico, lodo primário, lodo secundário e resíduo de impressoras e onduladeiras – que representaram um custo de gerenciamento de R$ 4,8 milhões. Os destinos dos principais resíduos são:

- Papel: reciclagem interna
- Grits e dregs: cerâmica, compostagem e aterro industrial
- Lama de cal: agricultura e cerâmica
- Lodo primário: reutilização interna e venda
- Lodo secundário: compostagem
- Plástico: reciclagem
- Sucatas metálicas: reciclagem

Emissions, effluents and waste

BOD and COD

Klabin is working to reduce emissions of BOD and COD. In December of 2004, the Telemaco Borba unit came on stream with a biological reactor using state-of-the-art technology (Floobed) which produced results of BOD 60% below the limit stipulated by the state's environmental body. In the Angatuba plant, the installation of a fiber recovery unit on the paper machine significantly improved the quality of the final effluent. The graphic shows the gradual reduction in BOD and COD in the receptor units at the paper mills.

Solid waste

The process of paper making generates large amounts of solid waste. Its reduction and adequate disposal present an enormous challenge. This waste is preferably re-used internally. When this is not possible, it is sent to companies licensed by the environmental organs to receive and dispose of the material correctly. In 2005, 177 thousand tons of solid waste were generated – grits, dregs, lime mud, sand, biofuel boiler ash, organic waste, primary sludge, secondary sludge and waste from printers and corrugators – which represent a management cost of R$ 4.8 million. The final destination for the main waste products:

- *Paper: internal recycling*
- *Grits and dregs: ceramics, compost and industrial landfill*
- *Lime mud: agriculture and ceramics*
- *Primary sludge: for internal re-use and for sale*
- *Secondary sludge: compost*
- *Plastics: recycling*
- *Waste metal: recycling*



Os Times Internos de Melhoria formados na Unidade de Monte Alegre (PR) reduziram em 55% a quantidade de resíduos sólidos enviados para o aterro sanitário da cidade de Telêmaco Borba (PR) e em 32% a geração de grits e dregs na caustificação. Esses números foram resultado da adoção de mudanças de procedimentos, da conscientização e de melhorias nos processos produtivos.

Na unidade de Correia Pinto (SC) houve redução de 24% na geração de lama de cal, em decorrência das melhorias operacionais e do aumento da disponibilidade do forno de cal.

The Internal Improvement Teams set up in Monte Alegre managed to reduce the quantity of solid waste sent to landfill in Telemaco Borba by 55% and the generation of grits and dregs in causticizing by 32%. These numbers were the consequence of the adoption of procedural changes, of conscientious attitudes and of improvements in production processes. In the Correia Pinto mill, the generation of lime mud was reduced by 24% as a result of the operational improvements and an increase in the capacity of the lime kiln.

Grits e dregs para aterro industrial Klabin Papéis – Monte Alegre (t/ano)
Grits and dregs for industrial landfill - Klabin Paper B.U. – Monte Alegre (ton/yr)


12.000
10.000
8.000
6.000
4.000
2.000
0
11.035
10.070
7.510
2003
2004
2005

Resíduos sólidos para aterro sanitário Klabin Papéis – Monte Alegre (t/ano)
Solid waste for sanitary landfill - Klabin Paper B.U. – Monte Alegre (ton/yr)


1.600
1.400
1.200
1.000
800
600
400
200
0
1.466
1.267
656
2003
2004
2005

Descarte de lama de cal Klabin Papéis – Correia Pinto (t/ano)
Discharge of lime mud - Klabin Paper B.U. – Correia Pinto (ton/yr)


6.000
5.000
4.000
3.000
2.000
1.000
0
4.811
4.640
3.640
2003
2004
2005


PERMANENTE
caiubi

Emissões atmosféricas

O controle das emissões atmosféricas tem o objetivo de reduzir tanto os particulados, SOx, CO, NOx como o odor na produção de celulose. Foram instalados incineradores nas unidades de Correia Pinto, Otacílio Costa (SC) e Telêmaco Borba (PR), com eficiência de 99,99%. Está sendo realizado um investimento de R$ 13 milhões na reforma do precipitador eletrostático da caldeira de recuperação em Telêmaco Borba com objetivo de redução da concentração de material particulado dos atuais 350 para menos de 100 mg/Nm³.

Emissions to air

The purpose of controlling emissions to air is to reduce particulates, SOx, CO, NOx and the odors from pulp production. Incinerators, with 99.9% efficiency, have been installed in the Correia Pinto, Otacílio Costa and Telemaco Borba plants. An investment of R$ 13 million is being made in the rebuild of the recovery boiler's electrostatic precipitator in Telemaco Borba with a goal to reduce particle concentration from 350 mg/Nm³ to less than 100 mg/Nm³.

Emissões atmosféricas – 2005
Emissions to Air – 2005



Telêmaco Borba
Telemaco Borba
Otacílio Costa
Otacílio Costa
Correia Pinto
Correia Pinto
SOx – Óxido de enxofre
SOx – Sulfur oxide
TRS – Enxofre total reduzido
TRS – Total reduced sulfur
NOx – Óxido de nitrogênio
NOx – Nitrogen oxide
MP – Material particulado
PM – Particulate materials
0,29
1,77
1,58
(Kg SOx/t papel)
(Kg SOx/ton paper)
0,29
0,96
0,48
(Kg TRS/t papel)
(Kg TRS/ton paper)
1,55
1,39
3,80
(Kg NOx/t papel)
(Kg NOx/ton paper)
3,44
9,04
23,77
(Kg MP/t papel)
(Kg PM/ton paper)

Sistema de gestão ambiental

A Klabin possui um Sistema de Gestão Ambiental que segue os requisitos da NBR ISO 14001, com certificação pelo Bureau Veritas Quality International (BVQI) nas unidades de fabricação de papéis de Otacílio Costa, Correia Pinto (SC), Telêmaco Borba (PR) e Angatuba (SP). As demais 13 unidades, de conversão e reciclados, estão em fase de introdução do sistema. A meta é certificar todas as unidades em 2006.

Environmental management system

Klabin has an Environmental Management System which conforms to ISO 14001 and the plants of Otacílio Costa, Correia Pinto, Telemaco Borba and Angatuba have all been certified by the BVQI. The system is in the process of being introduced in the 13 other plants in the Group. The goal is to have all plants certified during 2006.



tradição tradition
inovação innovation
liderança leadership
sustentabilidade sustainability

"O Programa Matas Legais é uma iniciativa inovadora porque, pela primeira vez, uma ONG ambientalista e uma empresa de papel e celulose fazem uma parceria com o objetivo de colocar em prática ações de conservação do meio ambiente e de desenvolvimento sustentável. Nos dias atuais é fundamental que seja feito um bom planejamento de propriedades e paisagens. Só assim teremos preservação da natureza, qualidade de vida e desenvolvimento econômico."

Miriam Prochnow – coordenadora de Desenvolvimento Institucional da Apremavi



Pequenos proprietários,

Small land-owners, ***big initiatives***

A Klabin e a Associação de Preservação do Meio Ambiente do Alto Vale do Itajaí (Apremavi) se uniram no Programa Matas Legais para estimular o planejamento da propriedade rural, o cumprimento da legislação ambiental, a recuperação e a conservação das áreas de preservação permanente. Incentivando a silvicultura com florestas plantadas – pinus, eucalipto e espécies nativas –, o enriquecimento de florestas secundárias, a agricultura orgânica e o ecoturismo.

Além dos benefícios ambientais, o programa abrange aspectos econômicos e sociais porque proporciona aos pequenos produtores o acesso a toda a cadeia produtiva. O projeto piloto, iniciado em maio de 2005, será desenvolvido durante um ano com 40 produtores do município de Otacílio Costa (SC), em ações que ajudem a preservar o meio ambiente, melhorar a qualidade de vida e aprimorar o desenvolvimento florestal no Estado de Santa Catarina. Toda a comunidade está envolvida em cursos, mutirões e palestras.

A expectativa é plantar 500 mil mudas de árvores nativas nos primeiros três anos da parceria, que será estendida a outros produtores que participam do programa de Fomento Florestal da Klabin. Todos os dias, a Klabin planta parcerias e colhe bons resultados.



grandes iniciativas

Klabin and the Association for Environmental Conservation in the Upper Itajaí Valley (Apremavi) joined forces in the Legal Woods Program to encourage the following: planning in rural properties, compliance with environmental laws and recovery and maintenance of areas of permanent preservation. The Program's goals are to stimulate silviculture in planted forests – of pine, eucalyptus and native species – diversification of species in secondary woods, the practice of organic agriculture and also ecotourism.
Besides ecological benefits, the program covers economic and social aspects, by permitting the small farmer to gain access to the entire chain of production. The pilot project, which begun in May of 2005, will be run for a year with 40 farmers in the municipality of Otacilio Costa, with actions which will preserve the environment, improve the quality of life and better forestry conditions in the State of Santa Catarina. The entire community is involved in courses, group work and lectures given to employees and local groups. It is expected that some 500 thousand seedlings of native trees will be planted in the first three years of the partnership which will be extended to other farmers participating in Klabin's Forestry Incentive Program. Klabin is planting partnerships and harvesting good results every day.

"The Legal Woods Program is a pioneering initiative because, for the first time, an environmental NGO and a pulp and paper company have struck up a partnership for the purpose of nature preservation and sustainable development. Today it is vital that both land and property be well planned. That is the only way that we will manage to have nature preservation, quality of life, and economic advancement."

***Miriam Prochnow** – coordinator of Institutional Development (Apremavi).*

Premiações e Certificações
Awards and Certifications

Prêmio *Award*	**Categoria** *Category*	**Outorgante** *Awarding Organization*
Prêmio Eco *Eco Prize*	Gestão Empresarial para a Sustentabilidade, pelo caso "Monte Alegre", sobre a gestão economicamente viável, socialmente justa e ambientalmente correta da empresa no Paraná *Corporate Sustainability Management, for "Monte Alegre" case, on company's economically viable, socially just and environmentally correct management in Parana*	Câmara Americana de Comércio (Amcham) *American Chamber of Commerce (Amcham)*
Prêmio CNI *CNI Prize*	Desenvolvimento Sustentável, modalidade Produção Mais Limpa, com o "Projeto Plasma", uma parceria da Klabin, Tetra Pak, Alcoa e TSL Ambiental *Sustainable Development, Cleaner Production category, with the "Plasma Project", partnership between Klabin, Tetra Pak, Alcoa and TSL Ambiental*	Confederação Nacional da Indústria (CNI) e Federação das Indústrias do Estado de São Paulo (Fiesp) *National Industry Confederation (CNI) and Sao Paulo State Federation of Industry (Fiesp)*
Troféu Ponto Extra *Ponto Extra Trophy*	Fornecedor dos Fornecedores *Supplier of the Suppliers*	Associação Paulista de Supermercados (Apas) *Sao Paulo State Supermarket Association (Apas)*
Prêmio USP de Comunicação Corporativa 2005 *USP Prize for Corporate Communication – 2005*	Campanha de comunicação, com o projeto "A Comunicação Integrada como Alicerce para a Construção da Marca" *Communication campaign with Project: "Integrate Communication as the Basis for Brand Building"*	Escola de Comunicações e Artes (ECA), da Universidade de São Paulo (USP) *Arts and Communications School (ECA) of Sao Paulo State University (USP)*
Prêmio FAE Fiep de Responsabilidade Social *FAE Fiep Prize for Social Responsibility*	Empresas, pelo caso Klabin, "A Gestão Tríplice Promovendo o Desenvolvimento Sustentável" *Companies, for the Klabin case, "Management in Triple Promoting Sustainable Development"*	Centro Universitário e Federação das Indústrias do Estado do Paraná (Fiep) *University Center and Parana State Industry Federation (Fiep)*
Prêmio CNI/Fiesc *CNI/Fiesc Award*	Ecologia, modalidade Educação Ambiental, com o projeto "Conscientização Através da Semana do Meio Ambiente" *Ecology, Environmental Education category, with the project "Awareness Through Environmental Week"*	Confederação Nacional da Indústria (CNI) e Federação das Indústrias do Estado de Santa Catarina (Fiesc) *National Industry Confederation (CNI) and Santa Catarina State Industry Federation (Fiesc)*
13º Prêmio Expressão de Ecologia *13th Ecological Expression Award*	Agropecuária – Setor Privado, "Projeto Fitoterapia" *Farming and Cattle-raising – Private Sector, "Phytotherapy Project"*	Editora Expressão *Expressão Magazine*
III Benchmarking Ambiental Brasileiro *3rd Brazilian Environmental Benchmarking*	Menção Honrosa, caso "A Responsabilidade Ambiental como Pilar Estratégico no Desenvolvimento Sustentável de Negócios" *Honorable Mention, "Environmental Responsibility as the Strategic Pillar Sustainable in Business Development" case*	Mais Projetos Corporativos *Mais Projetos Corporativos*
WorldStar *Worldstar*	Embalagens da Torta Miss Daisy Mousse Chocottone (Sadia), das mudas de Hemerocallis (Agrícola da Ilha) e do Panetone Ofner *Packaging for Miss Daisy Mousse Chocottone Pie (Sadia), Hemerocallis seedlings (Agrícola da Ilha) and Ofner Panetone*	World Packaging Organisation (WPO) *World Packaging Organisation (WPO)*
Prêmio Abre 2005 de Design & Embalagem Categoria *Abre Prize – Packaging & Design Category – 2005*	Design – Alimentos Doces, para embalagem da Torta Miss Daisy Mousse Chocottone (Sadia) *Design – Sweets, for packaging of Miss Daisy Mousse Chocottone Pie (Sadia)*	Associação Brasileira de Embalagens *Brazilian Association of Packaging*

Certificação *Certification*	Unidade *Unit*	Outorgante *Certifying Entity*
FSC – Manejo Florestal *FSC – Forest Management*	Florestas de Santa Catarina e do Paraná *Santa Catarina and Parana forests*	Forest Stewardship Council *Forest Stewardship Council*
FSC – Cadeia de Custódia de Cartões e Kraftliner (*) *FSC – Chain-of-Custody for Boards and Kraftliner*	Unidade de Monte Alegre (PR) *Monte Alegre plant (PR)*	Forest Stewardship Council *Forest Stewardship Council*
FSC – Cadeia de Custódia dos Produtos Florestais Não-Madeireiros *FSC – Chain-of-Custody for Non-wood Forest Products*	Florestal de Monte Alegre (PR) *Forestry in Monte Alegre (PR)*	Forest Stewardship Council *Forest Stewardship Council*
ISO 14001:1996 *ISO 14001:1996*	Unidades de Otacílio Costa e Correia Pinto (SC), Monte Alegre (PR) e Angatuba (SP) *Plants in Otacilio Costa and Correia Pinto (SC), Monte Alegre (PR) and Angatuba (SP)*	Bureau Veritas Quality International *Bureau Veritas Quality International*
ISO 9001:2000 *ISO 9001:2000*	Unidades de Monte Alegre (PR), Otacílio Costa, Correia Pinto e Itajaí (SC), Goiana (PE), Jundiaí, Piracicaba e Angatuba (SP), São Leopoldo (RS), Betim (MG) e Feira de Santana (BA) *Plants in Monte Alegre (PR), Otacilio Costa, Correia Pinto and Itajai (SC), Goiana (PE), Jundiai, Piracicaba and Angatuba (SP), Sao Leopoldo (RS), Betim (MG), Feira de Santana (BA)*	Bureau Veritas Quality International *Bureau Veritas Quality International*
OHSAS 18001:1999 *OHSAS 18001:1999*	Unidades de Otacílio Costa e Correia Pinto (SC) *Plants in Otacilio Costa and Correia Pinto (SC)*	Bureau Veritas Quality International *Bureau Veritas Quality International*
Isega *Isega*	Papelcartão e kraftliner, para utilização em contato direto com alimentos *Cartonboard and kraftliner, for use in direct contact with food*	Instituto Isega (Alemanha) *Isega Institute (Germany)*

Certificações em progresso
Certification in progress

GMP – Good Manufacturing Practices
GMP – Good Manufacturing Practices

HACCP – Hazard Analysis of Critical Control Points
HACCP – Hazard Analysis of Critical Control Points

(*) A certificação da unidade de Angatuba foi recebida em fevereiro de 2006
(*) Certification of the Angatuba plant was received in February 2006.

Endereços *Addresses*

Klabin S.A. – Corporativa *Klabin S.A. – Corporate*
Rua Formosa, 367 – 12° andar
01075-900 – São Paulo/SP – Brasil
Tel.: 55 11 3225-4000

Klabin S.A. – Comercial *Klabin S.A. – Sales*
Rua do Rócio, 109
04552-000 – São Paulo/SP – Brasil
Tel.: 55 11 3046-5800

Klabin Argentina S.A. *Klabin Argentina S.A.*
Calle del Canal Fracción, 3
Parque Industrial de Pilar
1629 – Buenos Aires – Argentina
Tel.: 54 232 249-6244

Créditos *Credits*

Coordenação Geral *General Coordination*
Diretoria de Comunicação e Responsabilidade Social
Communications and Social Responsibility Director

Conceito e projeto gráfico *Creation design and graphics*
Ana Couto Branding & Design

Texto *Text*
Editora Contadino

Fotos *Photos*
Arquivo Klabin
Cláudio Elisabetsky
Dario Zalis
Marilu Martins

Tradução e revisão *Translation and proofreading*
Emília Tereza Mercaldi
Regina Pereira
Simon A. Kennedy

Fotolitos / Impressão *Photoliths / Printing*
Gráficos Burti

Relatório
Socioambiental
Socioenvironmental
Report
2005

Klabin

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Klabin S.A.

Interim Financial Statements for the Quarter Ended March 31, 2006 and Independent Auditors' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

RECEIVED
2006 JUN 27 P 1:52
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REVIEW REPORT

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Klabin S.A. and subsidiaries (Company and consolidated), consisting of the balance sheets as of March 31, 2006, and the related statements of income for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to above for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. Our review was conducted for the purpose of issuing a review report on the interim financial statements referred to in paragraph 1 taken as a whole. The individual and consolidated statements of cash flows for the quarter ended March 31, 2006 are presented for purposes of additional analysis and are not a required part of the interim financial statements. Such statements have been subjected to the review procedures described in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made to these supplemental statements in order for them to be fairly presented, in all material respects, in relation to the interim financial statements for the quarter ended March 31, 2006 taken as a whole.

5. We had previously, respectively, audited and reviewed the Company and consolidated balance sheets as of December 31, 2005 and the Company and consolidated statements of income and supplemental statements of cash flows for the quarter ended March 31, 2005, presented for comparative purposes, and issued an unqualified opinion thereon and an unqualified review report thereon, dated February 3, 2006 and April 22, 2005, respectively.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 20, 2006

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Eduardo Jorge Costa Martins
Engagement Partner

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45
4 – NIRE 35300188349		

01.02 – HEAD OFFICE

1 – ADRESS: RUA FORMOSA Nº 367 – 12º ANDAR			2 – SUBURB OR DISTRICT: CENTRO	
3 – POSTAL CODE: 01075-900	4 - MUNICIPALITY: SÃO PAULO			5 – STATE: SP
6- AREA CODE: 011	7 – TELEPHONE: 3225-4000	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
11- AREA CODE: 011	12 – FAX: 3225-4241	13 – FAX	14 – FAX	
15 – E-MAIL: klabin@klabin.com.br				

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME: RONALD SECKELMANN				
2 – ADDRESS: RUA FORMOSA Nº 367 – 12º ANDAR			3 – SUBURB OR DISTRICT: CENTRO	
4 – POSTAL CODE: 01075-900	5 - MUNICIPALITY: SÃO PAULO			6 – STATE: SP
7- AREA CODE: 011	8 – TELEPHONE: 3225-4019	9 – TELEPHONE	10 – TELEPHONE	11 – TELEX
12- AREA CODE: 011	13 – FAX: 3225-4241	14 – FAX	15 – FAX	
16 – E-MAIL: rseckelmann@klabin.com.br				

01.04 – GENERAL INFORMATION /INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - BEGINNING	2 - END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
1/01/2006	12/31/2006	1	01/01/2006	03/31/2006	4	10/01/2005	12/31/2005

9 – INDEPENDENT ACCOUNTANT	10 - CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes	00385-9
11 - PARTNER RESPONSIBLE	**12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE**
Eduardo Jorge Costa Martins	066.557.558-08

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 3/31/2006	2 - PRIOR QUARTER 12/31/2005	3 - SAME QUARTER IN PRIOR YEAR 3/31/2005
Paid-up capital			
1 – Common	316,827	316,827	316,827
2 – Preferred	600,856	600,856	600,856
3 – Total	917,683	917,683	917,683
Treasury shares			
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Commercial, Industrial and Other
2 – SITUATION Operating
3 – NATURE OF OWNERSHIP Private National
4 – ACTIVITY CODE 104 – Paper and Pulp Industry
5 – MAIN ACTIVITY Paper, pulp, packaging, forestation and reforestation
6 – TYPE OF CONSOLIDATION Full consolidation
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – COMPANY NAME

01.08 – DIVIDENDS APPROVED AND/OR PAID

1 - ITEM	2 – EVENT	3 – DATE OF APPROVAL	4 - TYPE	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 – AMOUNT PER SHARE
01	Annual/Extraordinary Shareholders' Meeting	03/20/2006	Dividend	04/06/2006	COMMON	0.0728900000
02	Annual/Extraordinary Shareholders' Meeting	03/20/2006	Dividend	04/06/2006	PREFERRED	0.0801800000

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF ALTERATION	3 – CAPITAL (R$ thousand)	4 – AMOUNT OF ALTERATION (R$ thousand)	5 – NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (thousand)	8 – SHARE PRICE ON ISSUE DATE (Reais)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – Signature
4/25/2006	

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.01- BALANCE SHEET - ASSETS (In thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 - 3/31/2006	4 - 12/31/2005
1	Total Assets	4,794,793	4,564,527
1.01	Current Assets	2,182,365	1,889,199
1.01.01	Cash and cash equivalents	1,252,576	1,037,904
1.01.01.01	Cash and banks	45,106	64,707
1.01.01.02	Temporary cash investments	1,207,470	973,197
1.01.02	Receivables	466,533	451,039
1.01.02.01	Trade accounts receivable	399,397	354,556
1.01.02.02	Discounted exchange and trade receivables	(85,439)	(130,017)
1.01.02.03	Allowance for doubtful accounts	(27,846)	(28,678)
1.01.02.04	Subsidiaries and affiliates	180,421	255,178
1.01.03	Inventories	258,133	250,741
1.01.04	Other	205,123	149,515
1.01.04.01	Recoverable taxes	170,379	90,721
1.01.04.02	Prepaid expenses	11,120	8,501
1.01.04.03	Other receivables	20,992	21,127
1.01.04.04	Notes receivable	2,632	29,166
1.02	Long-term assets	341,763	373,685
1.02.01	Sundry receivables	0	0
1.02.02	Receivables from related parties	484	577
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	484	577
1.02.02.03	Other related parties	0	0
1.02.03	Other	341,279	373,108
1.02.03.01	Deferred income and social contribution taxes	156,217	201,648
1.02.03.02	Escrow deposits	105,974	101,013
1.02.03.03	Taxes available for offset	35,238	30,099
1.02.03.04	Prepaid expenses	4,166	4,084
1.02.03.05	Other receivables	36,343	31,328
1.02.03.06	Notes receivable	3,341	4,936
1.03	Permanent assets	2,270,665	2,301,643
1.03.01	Investments	418,836	357,422
1.03.01.01	In affiliated companies	0	0
1.03.01.02	In subsidiaries	416,712	355,298
1.03.01.03	Other investments	2,124	2,124
1.03.02	Property, plant and equipment	1,838,313	1,921,863
1.03.03	Deferred charges	13,516	22,358

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.02 – BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 3/31/2006	4 - 12/31/2005
2	Total liabilities and shareholders' equity	4,794,793	4,564,527
2.01	Current liabilities	735,031	1,038,384
2.01.01	Loans and financing	316,261	601,962
2.01.02	Debentures	23,073	9,270
2.01.03	Trade accounts payable	121,688	171,944
2.01.04	Taxes payable	55,481	51,791
2.01.04.01	Other taxes	55,481	22,859
2.01.04.02	Provision for income and social contribution taxes	0	28,932
2.01.05	Dividends payable	71,270	71,270
2.01.06	Provisions	0	0
2.01.07	Payables to related parties	56,375	50,351
2.01.08	Other	90,883	81,796
2.01.08.01	Salaries, vacation and payroll charges	44,150	49,803
2.01.08.02	Other payables	46,733	31,993
2.02	Long-term liabilities	1,652,626	1,281,481
2.02.01	Loans and financing	1,221,114	802,217
2.02.02	Debentures	314,050	314,050
2.02.03	Provisions	0	0
2.02.04	Payables to related parties	115	127
2.02.05	Other	117,347	165,087
2.02.05.01	Deferred income and social contribution taxes	2,365	2,512
2.02.05.02	Provision for contingencies	81,463	128,892
2.02.05.03	Other payables	33,519	33,683
2.03	Deferred income	0	0
2.05	Shareholders' equity	2,407,136	2,244,662
2.05.01	Capital	1,100,000	1,100,000
2.05.02	Capital reserves	84,525	84,525
2.05.02.01	Special Restatement – Law Nº 8200/91	83,986	83,986
2.05.02.02	Share premium	0	0
2.05.02.03	Tax incentives	539	539
2.05.03	Revaluation reserves	86,871	87,399
2.05.03.01	Own assets	86,871	87,399
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit reserves	972,738	972,738
2.05.04.01	Legal	88,276	88,276
2.05.04.02	Statutory	884,462	884,462
2.05.05	Retained earnings	163,002	0

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

03.01 – STATEMENT OF INCOME (In thousands of Brazilian reais – R$)

1 - Code	2 – Description	3- 1/01/2006 to 3/31/2006	4- 1/01/2006 to 3/31/2006	5- 1/01/2005 to 3/31/2005	6- 1/01/2005 to 3/31/2005
3.01	Gross revenue from sales and/or services	761,460	761,460	758,702	758,702
3.02	Deductions	(127,027)	(127,027)	(123,990)	(123,990)
3.03	Net revenue from sales and/or services	634,433	634,433	634,712	634,712
3.04	Cost of sales and/or services	(493,352)	(493,352)	(461,175)	(461,175)
3.05	Gross profit	141,081	141,081	173,537	173,537
3.06	Operating (expenses) income	66,536	66,536	(28,021)	(28,021)
3.06.01	Selling	(48,759)	(48,759)	(52,609)	(52,609)
3.06.02	General and administrative	(38,862)	(38,862)	(36,345)	(36,345)
3.06.03	Financial, net	90,355	90,355	(33,339)	(33,339)
3.06.03.01	Financial income	130,144	130,144	35,712	35,712
3.06.03.02	Financial expenses	(39,789)	(39,789)	(69,051)	(69,051)
3.06.04	Other operating income	8,249	8,249	362	362
3.06.05	Other operating expenses	(10,799)	(10,799)	(9,701)	(9,701)
3.06.06	Equity in subsidiaries	66,352	66,352	103,611	103,611
3.07	Income from operations	207,617	207,617	145,516	145,516
3.08	Nonoperating income, net	143	143	(1,303)	(1,303)
3.08.01	Income	(78)	(78)	84	84
3.08.02	Expenses	221	221	(1,387)	(1,387)
3.09	Income before taxes and profit sharing	207,760	207,760	144,213	144,213
3.10	Provision for income and social contribution taxes	180	180	(13,952)	(13,952)
3.11	Deferred income tax	(45,286)	(45,286)	(2,091)	(2,091)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income	162,654	162,654	128,170	128,170
	NUMBER OF SHARES, FORMER TREASURY SHARES (thousand)	917,683	917,683	917,683	917,683
	EARNINGS PER SHARE	0.17724	0.17724	0.13967	0.13967
	LOSS PER SHARE				

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian reais – R$ or U.S. dollars – US$, unless otherwise stated)

1 OPERATIONS

Klabin S.A. (the "Company") and its subsidiaries are engaged in the following sectors of the pulp and paper industry to serve the domestic and foreign markets: reforestation and wood, packaging paper, paper sacks, and corrugated cardboard boxes. Their operations are integrated from forestation to production of final products.

In 2005, the Company established three Silent Partnerships (twelve in 2004), with the specific purpose of raising funds for reforestation projects. The Company, as the ostensible partner, contributed forest assets, basically forests and land, through concession of right to use land, while the other investing partners made cash contributions to these silent partnerships. These silent partnerships entitle Klabin S.A. to preference in the acquisition of forest products at market prices.

In December 2004, the wholly-owned subsidiary Klabin Ltd. (formerly Mirca Ltd.) established a commercial export company named Klabin Trade. In January 2005, Klabin S.A. began exporting its products through this subsidiary.

2 SIGNIFICANT ACCOUNTING PRACTICES

Accounting practices applied

The interim financial statements are presented in conformity with Brazilian accounting practices, supplemented by standards and regulations issued by the Brazilian Securities Commission (CVM). The interim financial statements have been prepared according to principles, methods and criteria consistent with those applied in the preparation of the financial statements for the year ended December 31, 2005.

3 CONSOLIDATION CRITERIA

The consolidation criteria were consistent with those adopted in the preparation of the financial statements for the year ended December 31, 2005. The investments as of March 31, 2006 are described in note 7.

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

CASH AND CASH EQUIVALENTS

:) **Company**

	3/31/2006		12/31/2005	
	Temporary cash investments	**Average annual rate %**	**Temporary cash investments**	**Average annual rate %**
In local currency				
Investment funds (*)	110,751	16.7	121,105	18.2
Bank certificate of deposit	638,564	16.6	510,938	18.1
Notes in Brazilian reais (R$)	68,753	16.7	67,207	18.0
Republic of Áustria bonds (**)	387,366	13.9	271,776	15.6
Cash and banks	45,059		64,630	
	1,250,493		**1,035,656**	
In foreign currency				
Bank certificate of deposit	1,769	4.5	1,886	4.2
Investment funds	267	4.5	285	4.1
Cash and banks	47		77	
	2,083		**2,248**	
	1,252,576		**1,037,904**	
Cash investment – restricted			(39,521)	
	1,252,576		**998,383**	
In the country	794,374		696,673	
Abroad	458,202		341,231	
	1,252,576		**1,037,904**	

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

b) Consolidated

	3/31/2006		12/31/2005	
	Temporary cash investments	**Average annual rate %**	**Temporary cash investments**	**Average annual rate %**
In local currency				
Investment funds (*)	162,134	16.6	183,549	18.2
Bank certificate of deposit	636,986	16.6	510,938	18.1
Notes in Brazilian reais (R$)	335,270	16.5	316,022	18.0
Republic of Áustria bonds (**)	387,366	13.9	271,776	15.6
Cash and banks	47,716		65,237	
	1,569,472		**1,347,522**	
In foreign currency				
Bank certificate of deposit	9,732	4.3	53,762	4.0
Investment funds	48,554	6.9	30,010	4.1
Cash and banks	19,681		37,150	
	77,967		**120,922**	
	1,647,439		**1,468,444**	
Cash investment – restricted			(39,521)	
	1,647,439		**1,428,923**	
In the country	846,836		759,724	
Abroad	800,603		708,720	
	1,647,439		**1,468,444**	

(*) Includes restricted investment in 2005.
(**)Investment abroad in Brazilian reais.

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

INCOME AND SOCIAL CONTRIBUTION TAXES

Nature and expectation of realization or settlement of deferred taxes

Deferred income and social contribution taxes, recorded in the financial statements, result from temporarily non-deductible provisions, taxes under litigation for Company, and tax loss carryforwards for Company and subsidiaries. Since it is difficult to accurately estimate the realization period of deferred taxes, mainly those related to temporarily nondeductible provisions and taxes under litigation, the Company's management decided to maintain all these tax credits classified in long-term assets.

	Company		Consolidated	
	3/31/2006	12/31/2005	3/31/2006	12/31/2005
Nondeductible provisions	53,440	127,357	53,440	127,357
Taxes being challenged in court	6,845	14,311	6,845	14,311
Tax loss carryforwards	95,932	59,980	100,994	66,364
Long-term assets	**156,217**	**201,648**	**161,279**	**208,032**
Deferred income tax on sale of assets	1,081	1,081	1,081	1,081
Accelerated depreciation incentive	1,284	1,431	1,284	1,431
Long-term liabilities	**2,365**	**2,512**	**2,365**	**2,512**

In compliance with CVM Resolution No. 273/98 and CVM Instruction No. 371/02, management, based on the budget and business plan approved by the Fiscal Council and the Board of Directors, expects that tax credits will be realized from 2006 to 2013, as shown below:

	Company		Consolidated	
	3/31/2006	12/31/2005	3/31/2006	12/31/2005
2006	41,321	49,407	43,801	51,830
2007	16,793	16,407	19,375	19,138
2008	21,515	21,020	21,515	22,250
2009	26,857	26,240	26,857	26,240
2010	33,686	32,911	33,686	32,911
2011 to 2013	16,045	55,663	16,045	55,663
	156,217	**201,648**	**161,279**	**208,032**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

) **Reconciliation of income and social contribution taxes at the effective tax rate**

	Company		Consolidated	
	3/31/2006	3/31/2005	3/31/2006	3/31/2005
Income before income and social contribution taxes	**207,760**	**144,213**	**216,229**	**155,794**
Income and social contribution taxes at the rate of 34%	70,638	49,032	73,518	52,970
Tax effect of principal additions (deductions):				
Equity in subsidiaries	(22,560)	(35,228)	68	54
Difference in subsidiaries' taxes			(22,181)	(28,405)
Other effects	(2,972)	2,239	(2,222)	(4,620)
	45,106	**16,043**	**49,183**	**19,999**
Income and social contribution taxes:				
. Current	(180)	13,952	2,575	17,908
. Deferred	45,286	2,091	46,608	2,091
Income and social contribution taxes in the statement of income	**45,106**	**16,043**	**49,183**	**19,999**

5 RELATED PARTIES

											Company
									3/31/2006	12/31/2005	3/31/2005
	Klabin Argentina S.A. (i)	Klabin Trade (ii)	Silent Partnerships Paraná (i) e (iii)	Silent Partnerships Santa Catarina (i) e (iii)	Sogemar - Sociedade Geral de Marcas (iv)	Monteiro Aranha S.A. (iv)	Klabin Irmãos & Cia. (v)	Other	Total	Balance sheet	Statement of Income
Current assets	9,879	168,173	2,100	269					180,421	255,178	
Long-term assets								484	484	577	
Current liabilities			29,856	23,928	1,238	254	897	202	56,375	50,351	
Long-term liabilities								115	115	127	
Revenue from sales	9,444	65,909							75,353		80,029
Purchases			45,352	34,288					79,640		104,985
Commission for guarantee - expense							899		899		1,490
Royalty expenses					3,388	694		545	4,.627		4,378
Other revenues (expenses)								102	102		

(i) *Balance receivable from operations at prices and terms under usual market conditions;*
(ii) *Shipment of paper at prices with approximately 20% margin over production cost;*
(iii) *Purchase of wood under usual market prices and terms;*
(iv) *Trademark use license;*
(v) *Commission for guarantee of the 2% p.a. BNDES financing balance;*

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

/

INVESTMENTS IN SUBSIDIARIES AND SILENT PARTNERSHIPS

						Company
				3/31/2006		12/31/2005
Subsidiaries		Ownership interest - %	Equity in subsidiaries for the period	Investment	Equity in subsidiaries for the period	Investment
. Klabin Limited	(*)	100	1,472	202,614	3,662	201,142
. Klabin Argentina S.A.	(**)	100	(1,896)	26,573	8,524	28,469
. IKAPÊ Empreendimentos Ltda.		100	(108)	2,913	(277)	3,021
. Klapart Participações S.A.		100		13,579		13,579
. Klabin do Paraná Prods. Florestais Ltda.		100	(39)	4,475	(264)	4,514
. Other			(175)	1,322	(234)	1,497
			(746)	251,476	11,411	252,222
Silent partnerships	(***)	Average ownership interest - %				
. Paraná		92	37,441	134,210	164,069	76,910
. Santa Catarina		94	29,657	31,026	132,855	26,166
			67,098	165,236	296,924	103,076
			66,352	416,712	308,335	355,298

(*)Parent company of Klabin Trade;
(**)Direct and indirect ownership interest;
(***) Equity for the period from January to March 2006 was R$ 66,801.

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

PROPERTY, PLANT AND EQUIPMENT

				3/31/2006	12/31/2005
Company	Annual depreciation Rate -%	Cost	Revalu-Ation	Accumulated depreciation and depletion	Accumulated depreciation on revaluation
Land		133,192		133,192	145,838
Buildings and structures	4	353,012	(171,509)	181,503	178,996
Machinery, equipment and installations	5 to 20	2,603,324	(1,550,055)	1,053,269	979,997
Investments in progress		162,129		162,129	262,934
Forestation and reforestation	(*)	352,213	(140,935)	211,278	259,525
Other	4 to 20	246,578	(149,636)	96,942	94,573
		3,850,448	(2,012,135)	1,838,313	1,921,863
Consolidated					
Land		172,747		172,747	172,872
Buildings and structures	2 to 4	365,376	(173,804)	191,572	190,014
Machinery, equipment and installations	5 to 20	2,621,788	(1,563,830)	1,057,958	985,615
Investments in progress		168,570		168,570	269,378
Forestation and reforestation	(*)	490,366	(140,935)	349,431	335,949
Other	4 to 20	249,470	(151,455)	98,015	95,681
		4,068,317	(2,030,024)	2,038,293	2,049,509

(*) Depletion calculated based on timber extraction.

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

9 DEFERRED CHARGES

				03/31/2006	12/31/2005
		Cost	Accumulated Amortization	Net	Net
Company					
Goodwill on acquisition of merged company:					
• Igaras Papéis e Embalagens S.A.	(i)	186,363	(182,410)	3,953	13,272
Implementation and preoperating expenses	(ii)	35,546	(29,823)	5,723	5,149
Reorganization and installation expenses	(ii)	987	(582)	405	433
Other		7,532	(4,097)	3,435	3,504
		230,428	**(216,912)**	**13,516**	**22,358**
Consolidated					
Other		3,324	(579)	2,745	2,619
		233,752	**(217,491)**	**16,261**	**24,977**

(i) *The goodwill amounts are based on the expectation of future profitability and amortized based on the related five-year income projections.*

(ii) *Refers to preoperating expenses of the units of several projects of the industrial divisions, which are being amortized over five years.*

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

0 **LOANS AND FINANCING**

) **Balances**

	Annual interest %				Company
				03/31/2006	12/31/2005
		Current	Long-term	Total	Total
In local currency					
. National Bank for Economic and Social Development (BNDES)	10.5	3,720	179,388	183,108	178,385
. Government Agency for Machinery and Equipment Financing (FINAME)	8.5 to 10.5	3,414	4,254	7,668	7,630
. Export credit	SELIC+1.3 to 114.0 of CDI	45,923	194,842	240,765	247,798
. Working capital	CDI + 1.4 to 107.0 of CDI	33,669	100,000	133,669	236,573
. Other	1.0 to 8.7	1,354	1,756	3,110	2,311
		88,080	**480,240**	**568,320**	**672,697**
In foreign currency (*)					
. Property, plant and equipment	6.3	1,572	769	2,341	3,413
. Export	4.7 to 9.3	221,683	401,894	623,577	483,400
. Other	7.6 to 8.1	4,926	338,211	343,137	11,939
		228,181	**740,874**	**969,055**	**498,752**
		316,261	**1,221,114**	**1,537,375**	**1,171,449**
Interest rate swap contract – hedge	100.0 of CDI				232,730
		316,261	**1,221,114**	**1,537,375**	**1,404,179**

Long-term maturities:	
2007	181,704
2008	131,677
2009	88,470
2010	167,317
2011	173,892
2012	147,615
2013	133,255
2014	88,473
2015 and thereafter	108,711
	1,221,114

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

	Annual interest %	Weighted average rate %	Consolidated			
					03/31/2006	12/31/2005
			Current	Long-term	Total	Total
In local currency						
. National Bank for Economic and Social Development (BNDES)	10.5	10.5	3,720	179,388	183,108	178,385
. Government Agency for Machinery and Equipment Financing (FINAME)	8.5 to 10.5	10.0	3,414	4,254	7,668	7,630
. Export credit	SELIC+1.3 to 114.0 of CDI	17.6	45,923	194,842	240,765	247,798
. Working capital	CDI + 1.4 to 107.0 of CDI	18.0	33,669	100,000	133,669	236,573
. Other	1.0 to 8.7	3.9	1,354	1,756	3,110	2,311
			88,080	**480,240**	**568,320**	**672,697**
In foreign currency (*)						
. Property, plant and equipment	6.3	6.3	1,572	769	2,341	3,413
. Export	4.7 to 9.3	6.3	221,683	401,894	623,577	483,400
. Other	7.3 to 8.1	7.9	5,046	392,521	397,567	71,659
			228,301	**795,184**	**1,023,485**	**558,472**
			316,381	**1,275,424**	**1,591,805**	**1,231,169**
Interest rate swap contract – hedge	100.0 of CDI					232,730
			316,381	**1,275,424**	**1,591,805**	**1,463,899**

Long-term maturities:	
2007	181,704
2008	145,255
2009	102,047
2010	180,895
2011	187,469
2012	147,615
2013	133,255
2014	88,473
2015 and thereafter	108,711
	1,275,424

(*) In US dollars.

b) Collaterals

Financing is collaterized by land, buildings, improvements, machinery, equipment and installations of the plant in Correia Pinto – SC and deposits, as well as by collateral signatures of the controlling shareholders.

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

11 DEBENTURES

In the Board of Directors' Meeting held on November 3, 2004, the Program of Public Issue of Debentures in the total amount of R$ 1,000,000 was approved.

In December 2004, with the base date of November 1, 2004, Klabin issued 31,405 Debentures of its 5th issue. The Debentures are book entry, single series and registered, and nonconvertible into shares, with par value of R$ 10 and total value of R$ 314,050, with semiannual interest of 105.5% of CDI (interbank deposit rate), and final maturity in November 2007.

12 PROVISION FOR CONTINGENCIES

Based on the individual analysis of the lawsuits and supported by the opinion of its legal counsel, Klabin S.A. and its subsidiaries recognized provisions in long-term liabilities, for losses considered probable, as shown below:

	Company and Consolidated	
Nature of the contingency	**3/31/2006**	**12/31/2005**
Tax:		
. PIS/COFINS (taxes on revenue)	17,399	63,617
. CPMF (tax on banking transactions)	6,737	6,121
. Others	25,198	25,643
	49,334	95,381
Labor	27,708	28,003
Other	4,421	5,508
	81,463	**128,892**

The escrow deposits recorded in long-term assets totaled R$ 105,974 (R$ 101,013 in 2005) for Company, and R$ 106,946 (R$ 101,800 in 2005) for consolidated.

PIS/COFINS

On November 27, 1998, the PIS and COFINS calculation was changed by Law No. 9718, which, among other changes, increased the COFINS rate from 2% to 3% and expanded the PIS and COFINS tax basis.

On November 9, 2005, the Federal Supreme Court issued a decision on the unconstitutionality of the change of the PIS and COFINS tax basis introduced by Law No. 9718/98, subject matter of innumerous lawsuits filed by taxpayers in general and the Company. The Special Appeal decisions declared the unconstitutionality of paragraph 1 of article 3 of such Law, which determined that these taxes would be levied not only on billing, but on "the total revenues earned by the legal entity, regardless of the type of activity performed and the accounting classification adopted for revenues."

On December 6, 2005 and February 24, 2006, in decisions published in the Court Official Gazette regarding lawsuits filed by the Company, the Federal Supreme Court declared that the PIS and COFINS taxes on the expanded tax basis are not due. These decisions are final and unappealable and, therefore, the Company reversed the reserve for contingencies in the amount of R$ 51,292, which was deposited in escrow, and recorded tax credits available for offset, in the amount of R$ 74,937, resulting from amounts actually paid at that time.

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

The effects on income for the quarter are as follows:

Other operating income	6,580
Financial	119,649
Income and social contribution taxes	(42,918)
	83,311

The remaining balance refers mainly to challenge in court regarding the collection of PIS referring to nonoperating income.

CPMF (tax on banking transactions)
The Company is challenging the levy of CPMF on its export revenues. This lawsuit is at a Federal Court in São Paulo, awaiting judgment of an appeal filed in its name at the Regional Federal Court.

Labor
Labor lawsuits refer basically to claims involving overtime, hazardous duty premium and health hazard premium.

Additionally, Klabin S.A. and its subsidiaries are parties to other tax, labor and civil lawsuits with "possible" risks of loss. The involved amounts as of March 31, 2006 are: tax - R$ 207,479; labor - R$ 60,910, and civil - R$ 34,427. Based on an individual analysis of the corresponding lawsuits, and supported by the opinion of its legal counsel, Management understands that these lawsuits whose likelihood of loss is considered possible do not require reserves.

3 SHAREHOLDERS' EQUITY

a) Changes

Balances as of December 31, 2005	**2,244,662**
Income tax on revaluation reserve	(180)
Net income	162,654
Balances as of March 31, 2006	**2,407,136**

b) Revaluation reserve

As permitted by CVM Instruction No. 197/93, the Company decided not to apply the requirements of articles 1 and 2 of CVM Instruction No. 189/92 (income and social contribution taxes on revaluation reserve). The application of these requirements would adjust the revaluation reserve by the following amounts:

Revaluation reserve as of March 31, 2006	86,871
Monetary restatement determined by Law No. 8200/91,	
Included in revaluation reserve	(45,155)
Tax effects	(14,184)
	27,532

c) Supplemental dividends

The Annual Shareholders' Meeting held on March 20, 2006 approved the payment of supplemental dividends for 2005, of R$ 72.89 per thousand registered common shares and R$ 80.18 per thousand registered preferred shares, totaling R$ 71,270, with initial payment on April 6, 2006.

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

:4 FINANCIAL INSTRUMENTS

·) Risk management

Klabin S.A. and its subsidiaries carry out transactions involving financial instruments, all recorded in balance sheet accounts, to meet their own needs, as well as to reduce their exposure to financial risks, mainly credit, currency and interest rate risks. These risks are managed through the establishment of operating strategies, control policies and determination of positions. No transactions involving financial instruments of speculative nature are carried out.

›) Credit risk

These risks are managed through specific standards for acceptance of customers, credit analysis and determination of exposure limits by customer.

:) Fair values

As of March 31, 2006, the fair values of cash and cash equivalents, temporary cash investments, trade accounts receivable and payable approximate the amounts recorded in the financial statements due to their short term. The fair values of loans and financing substantially approximate the amounts recorded in the financial statements since these financial instruments have variable interest rates. The fair values of debentures are equivalent to those recorded in the financial statements, since the Company has the option to pay these debentures at any moment at book value.

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

5 STATEMENT OF CASH FLOWS

	Company		Consolidated	
	03/31/2006	03/31/2005	03/31/2006	03/31/2005
Cash flows from operating activities				
Net income	162,654	128,170	162,654	128,170
Income (expenses) not affecting cash and cash equivalents:				
. Depreciation, amortization and depletion	59,860	52,993	64,021	58,645
. Gain (loss) on sale of assets	(143)	964	(143)	1,262
. Deferred income and social contribution taxes	45,286	2,091	46,143	2,091
. Interest and exchange variation on loans and financing	49,275	62,017	45,916	62,017
. Equity in subsidiaries	(66,352)	(103,611)	200	160
. Exchange variation on foreign investments			1,931	(468)
. Minority interest			4,392	7,625
. Reversal of reserve for contingencies	(51,292)		(51,292)	
. Recognition of tax credit available for offset	(74,937)		(74,937)	
Decrease (increase) in assets				
. Trade accounts receivable	(15,494)	59,931	(25,610)	35,295
. Inventories	(7,392)	(22,325)	(12,443)	(24,069)
. Recoverable taxes	(9,860)	53,789	(9,538)	52,500
. Prepaid expenses	(2,701)	(7,444)	(2,663)	(7,444)
. Other receivables	23,215	2,911	25,309	1,988
Increase (decrease) in liabilities				
. Trade accounts payable	(45,129)	58,650	(50,438)	(21,621)
. Other taxes	32,622	6,939	32,637	8,572
. Provision for income and social contribution taxes	(29,113)	(56,581)	(28,969)	(55,564)
. Salaries, vacation and payroll charges	(5,653)	(16,163)	(5,755)	(16,287)
. Provision for contingencies	(76)	(250)	(76)	(250)
. Other payables	15,456	15,691	8,272	23,642
Net cash provided by operating activities (carried forward)	**80,226**	**237,772**	**129,611**	**256,264**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

	Company		Consolidated	
	03/31/2006	03/31/2005	03/31/2006	03/31/2005
Net cash provided by operating activities (carried forward)	**80,226**	**237,772**	**129,611**	**256,264**
Cash flows from investing activities:				
. Temporary cash investments	39,521	(1,353)	39,521	(1,353)
. Purchase of property, plant and equipment	(28,337)	(80,986)	(44,219)	(87,031)
. Increase in deferred charges	(1,072)	(880)	(1,203)	(1,050)
. Sale of property, plant and equipment	221	84	221	84
. Loans to affiliates	143	(1,490)		
.Capital contribution		(31)	(1)	(31)
. Dividends received from subsidiaries	66,801	25,610		
. Escrow deposits	(1,022)	(138)	(1,205)	83
. Other investments		(3,969)	(3)	
Net cash used in investing activities	**76,255**	**(63,153)**	**(6,889)**	**(89,298)**
Cash flows from financing activities:				
. New loans and financing	551,353	198,762	551,353	198,762
. Payment of loans and financing	(412,240)	(66,060)	(412,240)	(66,060)
. Payment of interest	(41,389)	(24,166)	(43,320)	(24,166)
. Capital contribution in subsidiaries by minority shareholders			1	12,070
. Loans to affiliates	(12)	(252)		
Net cash provided by financing activities	**97,712**	**108,284**	**95,794**	**120,606**
Increase in cash and cash equivalents	**254,193**	**282,903**	**218,516**	**287,572**
Opening balance of cash and cash equivalents	998,383	842,836	1,428,923	1,090,628
Closing balance of cash and cash equivalents	1,252,576	1,125,739	1,647,439	1,378,200
	254,193	**282,903**	**218,516**	**287,572**

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER

For a better understanding of the performance of Klabin companies, we present our comments on the consolidated results of operations for the period in section **08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER.**

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 3/31/2006	4 - 12/31/2005
1	Total Assets	4,913,966	4,695,622
1.01	Current Assets	2,498,795	2,227,325
1.01.01	Cash and cash equivalents	1,647,439	1,468,444
1.01.01.01	Cash and banks	67,397	102,387
1.01.01.02	Temporary cash investments	1,580,042	1,366,057
1.01.02	Receivables	373,409	347,799
1.01.02.01	Trade accounts receivable	487,578	507,334
1.01.02.02	Discounted exchange and trade receivables	(85,439)	(130,017)
1.01.02.03	Allowance for doubtful accounts	(28,730)	(29,518)
1.01.02.04	Subsidiaries and affiliates	0	0
1.01.03	Inventories	269,027	256,797
1.01.04	Other	208,920	154,285
1.01.04.01	Recoverable taxes	171,178	91,842
1.01.04.02	Prepaid expenses	11,233	8,622
1.01.04.03	Other receivables	23,877	24,655
1.01.04.04	Notes receivable	2,632	29,166
1.02	Long-term assets	350,900	383,896
1.02.01	Sundry receivables	0	0
1.02.02	Receivables from related parties	0	0
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	350,900	383,896
1.02.03.01	Deferred income and social contribution taxes	161,279	208,032
1.02.03.02	Escrow deposits	106,946	101,800
1.02.03.03	Taxes available for offset	35,238	30,099
1.02.03.04	Prepaid expenses	4,553	4,501
1.02.03.05	Other receivables	39,543	34,528
1.02.03.06	Notes receivable	3,341	4,936
1.03	Permanent assets	2,064,271	2,084,401
1.03.01	Investments	9,717	9,915
1.03.01.01	In affiliated companies	0	0
1.03.01.02	In subsidiaries	7,593	7,791
1.03.01.03	Other investments	2,124	2,124
1.03.02	Property, plant and equipment	2,038,293	2,049,509
1.03.03	Deferred charges	16,261	24,977

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 3/31/2006	4 - 12/31/2005
2	Total liabilities and shareholders' equity	4,913,966	4,695,622
2.01	Current liabilities	694,718	1,010,522
2.01.01	Loans and financing	316,381	603,164
2.01.02	Debentures	23,073	9,270
2.01.03	Trade accounts payable	125,494	174,793
2.01.04	Taxes payable	59,971	56,123
2.01.04.01	Other taxes	56,753	24,116
2.01.04.02	Provision for income and social contribution taxes	3,218	32,007
2.01.05	Dividends payable	71,270	71,270
2.01.06	Provisions	0	0
2.01.07	Payables to related parties	2,560	1,401
2.01.08	Other	95,969	94,501
2.01.08.01	Salaries, vacation and payroll charges	45,738	51,493
2.01.08.02	Other payables	50,231	43,008
2.02	Long-term liabilities	1,710,419	1,343,138
2.02.01	Loans and financing	1,275,424	860,735
2.02.02	Debentures	314,050	314,050
2.02.03	Provisions	0	0
2.02.04	Payables to related parties	0	0
2.02.05	Other	120,945	168,353
2.02.05.01	Deferred income and social contribution taxes	2,365	2,512
2.02.05.02	Provision for contingencies	81,463	128,892
2.02.05.03	Other payables	37,117	36,949
2.03	Deferred income	0	0
2.04	Minority interest	101,693	97,300
2.05	Shareholders' equity	2,407,136	2,244,662
2.05.01	Capital	1,100,000	1,100,000
2.05.02	Capital reserves	84,525	84,525
2.05.02.01	Special Restatement – Law Nº 8200/91	83,986	83,986
2.05.02.02	Share premium	0	0
2.05.02.03	Tax incentives	539	539
2.05.03	Revaluation reserves	86,871	87,399
2.05.03.01	Own assets	86,871	87,399
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit reserves	972,738	972,738
2.05.04.01	Legal	88,276	88,276
2.05.04.02	Statutory	884,462	884,462
2.05.05	Retained earnings	163,002	0

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Export Destinations - By Volume - 1Q06


North America 1%
Africa 9%
Latin America 38%
Asia 16%
Europe 36%

Operating Profit

Cost of products sold in 1Q06 was R$ 414.2 million, 13% higher than 1Q05 and 13% lower than 4Q05, affected by the rise in cost of raw materials, especially fuel, electrical energy and labor.

Gross profit in 1Q06 were R$ 231.0 million, 25% below 1Q05 and 25% above 4Q05. Gross margin in 1Q06 was 36%, compared to 46% in 1Q05 and 28% in 4Q05.

Selling Expenses in 1Q06 were R$ 63.5 million, 11% and 17% below 1Q05 and 4Q05, respectively. Of this total R$ 41.9 million, (R$ 46.1 million in 1Q05) is mainly related to freight in the domestic and export markets.

The greater offer of vessels and the growth in imports helped to increase availability of both ships and containers, resulting in a drop in ocean freight rates between Brazil and other countries at the beginning of the year.

Reflecting the wage increase of 7%, result of the union agreement reached in October 2005, **general and administrative expenses** totaled R$ 39.7 million in 1Q06, 7% above 1Q05 and 6% below 4Q05.

Operating results before financial income (EBIT) in 1Q06 was R$ 122.3 million, 35% lower than 1Q05, however, 135% higher than 4Q05.

Operating Cash Generation (EBITDA)

Operating cash generation (EBITDA) in 1Q06, was R$186.3 million, positively affected by R$ 6.6 million of non-recurring income recorded under the entry for other operational income/expenses, and referring to a reversal in the provision for contingencies related to PIS and COFINS.

EBITDA margin for the quarter was 29% (37% in 1Q05 and 17% in 4Q05).

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Financial Highlights

Operational and financial information of the Company referring to 1Q06, 1Q05 and 4Q05, except where otherwise indicated, is all presented, in form of consolidated numbers and in Reais, in accordance with Brazilian accounting practice.

R$ million	1Q06	1Q05	4Q05	YoY	QoQ
Gross Revenue	775.3	800.2	795.0	(3%)	(2%)
Net Revenue	645.2	673.2	662.7	(4%)	(3%)
Domestic Market	481.8	490.0	488.4	(2%)	(1%)
Exports	163.4	183.2	174.3	(11%)	(6%)
% Exports	*25%*	*27%*	*26%*		
Gross Profit	231.0	309.2	185.5	(25%)	25%
Gross Margin	*36%*	*46%*	*28%*		
Selling expenses	(63.5)	(71.6)	(76.7)	(11%)	(17%)
General and administrative expenses	(39.7)	(37.2)	(42.2)	7%	(6%)
Other operating (expenses) income, net	(5.5)	(13.3)	(14.5)	(59%)	(62%)
EBIT	122.3	187.1	52.1	(35%)	135%
EBIT Margin	*19%*	*28%*	*8%*		
Depreciation, amortization and depletion	64.0	58.7	63.1	9%	1%
EBITDA	186.3	245.8	115.2	(24%)	62%
EBITDA Margin	*29%*	*37%*	*17%*		
Net Income	162.7	128.2	26.1	27%	523%
Net Debt	281.5	379.8	318.8	(26%)	(12%)
Net Debt/EBTIDA (annualized)	0.4	0.4	0.2		
Capex	44.2	87.0	70.7	(49%)	(37%)
Production Volume - 1,000 t (*)	382.4	363.9	362.0	5%	6%
Sales Volume - 1,000 t	339.7	316.7	366.4	7%	(7%)
Domestic Market	207.7	195.5	206.7	6%	0%
Exports	132.0	121.2	159.7	9%	(17%)
% Exports	*39%*	*38%*	*44%*		

*(*) Figures related to paper, boards and recycled paper production, do not considered corrugated boxes and industrial bags.*

Operating, Economic and Financial Performance

Production Volume
Thousand tons


382
364
362
1Q06
1Q05
4Q05

Thanks to an excellent operational performance in both the Monte Alegre (PR) and Otacílio Costa (SC) mills, production of paper and coated carton boards set a record of 382.4 thousand tons.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Sales Volume

Sales volume in 1Q06, excluding wood, reached 339.7 thousand tons, with a special mention for exports. Export volume totaled 132.0 thousand tons, with a 39% share of the total (38% in 1Q05).

Exports of coated carton boards remained strong in 1Q06 and totaled 19.9 thousand tons, 15% of total exports.

Sales Volume by Market

Thousand tons


340
317
366
39%
61%
38%
62%
44%
56%
1Q06
1Q05
4Q05
Exports
Domestic Market

Sales Volume by Product – 1Q06


Industrial Bags 8%
Others 3%
Kraftliner 33%
Corrugated boxes 32%
Carton boards 24%

Wood not included

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Net Revenue

Net revenue in 1Q06 totaled R$ 645.2 million, respectively 4% and 3% lower than 1Q05 and 4Q05. Despite the recovery in the international price of kraftliner as of 4Q05, the average price in 1Q06 was still below that of 1Q05, and additionally net revenue from exports was affected by the 18% Real's strengthening against the dollar, when compared to the same period in 2005.

Net revenue by Market

R$ million


645
673
663
25%
27%
26%
75%
73%
74%
1Q06
1Q05
4Q05
Exports
Domestic Market

Net Revenue by Product - 1Q06


Kraftliner
19%
Industrial
Bags
13%
Corrugated
boxes
31%
Carton
boards
24%

Wood included

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Export Destinations - By Volume - 1Q06


North America 1%
Africa 9%
Latin America 38%
Asia 16%
Europe 36%

Operating Profit

Cost of products sold in 1Q06 was R$ 414.2 million, 13% higher than 1Q05 and 13% lower than 4Q05, affected by the rise in cost of raw materials, especially fuel, electrical energy and labor.

Gross profit in 1Q06 were R$ 231.0 million, 25% below 1Q05 and 25% above 4Q05. Gross margin in 1Q06 was 36%, compared to 46% in 1Q05 and 28% in 4Q05.

Selling Expenses in 1Q06 were R$ 63.5 million, 11% and 17% below 1Q05 and 4Q05, respectively. Of this total R$ 41.9 million, (R$ 46.1 million in 1Q05) is mainly related to freight in the domestic and export markets.

The greater offer of vessels and the growth in imports helped to increase availability of both ships and containers, resulting in a drop in ocean freight rates between Brazil and other countries at the beginning of the year.

Reflecting the wage increase of 7%, result of the union agreement reached in October 2005, **general and administrative expenses** totaled R$ 39.7 million in 1Q06, 7% above 1Q05 and 6% below 4Q05.

Operating results before financial income (EBIT) in 1Q06 was R$ 122.3 million, 35% lower than 1Q05, however, 135% higher than 4Q05.

Operating Cash Generation (EBITDA)

Operating cash generation (EBITDA) in 1Q06, was R$186.3 million, positively affected by R$ 6.6 million of non-recurring income recorded under the entry for other operational income/expenses, and referring to a reversal in the provision for contingencies related to PIS and COFINS.

EBITDA margin for the quarter was 29% (37% in 1Q05 and 17% in 4Q05).

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Financial Results and Indebtedness

Net financial result came to R$ 94.0 million of financial income in 1Q06, compared with expenses of R$ 29.8 million in 1Q05 and R$ 25.7 million in 4Q05.

In March, a reversal in the provision for contingencies to the amount of R$ 119.6 million was accounted for, which is related to the increase in the percentage calculated for PIS and COFINS, and based on a final court judgment.

Indebtedness

R$ million	31/03/2006			31/12/2005		
	Currency		Total	Currency		Total
	Local	Foreign		Local	Foreign	
Short Term	111.1	228.3	339.4	101.4	511.0	612.4
Long Term	794.3	795.2	1,589.5	894.5	280.3	1,174.8
GROSS DEBT	**905.4**	**1,023.5**	**1,928.9**	**995.9**	**791.3**	**1,787.2**
Cash and Short Term Investments			(1,647.4)			(1,468.4)
NET DEBT			**281.5**			**318.8**

In 1Q06, **gross debt** totaled R$ 1,928.9 million, of which only 18% is short term, compared to 34% in December 2005.

As part of its financial strategy, Klabin has swapped higher cost debt for long term operations at a more attractive cost. It has contracted trade finance in the amount of USD 100.0 million, with 8 years of tenor and 4 years of grace period. In this way, the average total debt tenor which were 25 months at the end of 2005, have been extended to 43 months in March 2006.

In addition to these loans, Klabin has a stand-by line of credit at its disposal in the amount of R$ 500.0 million, which can be used at any moment up until September 2007.

These operations aim to lengthen debt tenor, improve liquidity and prepare the Company's cash flow for the new cycle of capex which is beginning with the coated carton board expansion project in Monte Alegre (PR).

Foreign currency debt totaled USD 471.1 million, representing 53% of Klabin's total indebtedness, 61% of which refer to trade finance.

Net debt fell from R$ 318.8 million on 31/12/05 to R$ 281.5 million, equivalent to 38% of the quarter's EBITDA annualized.

Income Tax

Provision for income tax and social contribution in 1Q06 was R$ 49.2 million, affected by R$ 42.9 million which refer to the reversal in the provision for contingencies of PIS and COFINS.

Net Profit

Net profit in 1Q06 was R$ 162.7 million, positively affected by non-recurring gains of R$ 83.3 million related to the reversal of the legal proceedings concerning PIS e COFINS.

Business Performance

BUSINESS UNIT - FORESTRY

In 1Q06, Klabin transported 1.8 million tons of pine and eucalyptus logs, 1.1 million of which were transferred to its own mills in Parana, Santa Catarina and São Paulo.

Sales volume of wood to sawmills and laminating operations in Parana and Santa Catarina was 693.5 thousand tons.

United States civil construction remained strong throughout this first quarter, and the housing starts index still showed levels above 2 million new houses. On the other hand, the strengthening of the Real against the dollar had a negative effect on the prices of products exported by Klabin customers. Some sawmills closed their operations in Santa Catarina, and the volume of wood sales to third parties fell by 11% in comparison with 1Q05.

At the end of 1Q06, Klabin owned 362 thousand hectares of forested land, of which 191 thousand planted forests and 130 thousand of preserved native forests.

BUSINESS UNIT - PAPER

Sales volume of paper and coated carton boards to third parties was 193.3 thousand tons in 1Q06, an increase of 10% in relation to 1Q05.

Exports totaled 121.5 thousand tons, 12% over 1Q05.

Kraftliner sales volumes came to 113.4 thousand tons in 1Q06, 10% up in comparison with 1Q05. Export volume was 101.6 thousand tons, 13% above 1Q05.

The international prices of *kraftliner* continued to show recovery after a third increase of USD 40 / ton announced by American producers in April. They were followed by the European producers who have announced €40-50/ton for May or June.

The sales volume of coated carton boards totaled 79.9 thousand tons in 1Q06, 10% higher than in 1Q05, with exports reaching 19.9 thousand tons, 6% above 1Q05.

BUSINESS UNIT – CORRUGATED BOXES

Preliminary data provided by the Brazilian Association of Corrugated Boxes (ABPO) indicated that the shipment of corrugated boxes, sheets and accessories amounted to 526.4 thousand tons in 1Q06, 5.9% more than 1Q05.

In 1Q06, the volume of corrugated boxes and sheets shipped by Klabin was 107.5 thousand tons, 8.9% above 1Q05.

Shipments from the poultry segment continue to suffer from the drop in exports and over-supply in the domestic market; in this scenario, some customers have reduced slaughter of their poultry by up to 60%.

BUSINESS UNIT – INDUSTRIAL BAGS

Sales volume of industrial bags in 1Q06 totaled 28.7 thousand tons, 3% below 1Q05.

Cement manufacturers are expecting an increase in civil construction during 2006, driven by more growth in the Brazilian economy, aided by government-adopted measures such as the reduction in taxes on industrial production (IPI) which includes a basket of products destined for this sector.

In agribusiness, high production costs together with the strong real continue to cause difficulties in this segment.

Capital Expenditures

In the 1Q06, capex reached R$ 44.2 million.

R$ Million	1Q06
Forestry	17.5
Paper mills	10.8
Converting	6.0
Others	9.9
Total	**44.2**

In January 2006, the Board of Directors approved the MA 1100 Project, thereby authorizing the Executive Directors to conclude negotiations, based on already established targets. This investment covers the increase of installed capacity in the Monte Alegre (PR) mill, from the current 700 thousand tons per year to 1.1 million tons per year. Of this total 680 thousand tons will be in coated carton boards and 420 thousand tons will be *kraftliner*, thus, coated carton boards production will grow 106% from today's 330 thousand tons to 680 thousand tons.

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 – ITEM	01
2 – ORDER No.	5th
3 –CVM REGISTRATION No.	CVM/SRE/DEB – 2004/041
4 –CVM REGISTRATION DATE	12/06/2004
5 – SERIES ISSUED	SINGLE
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	11/01/2004
9 – MATURITY DATE	11/01/2007
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – PREVAILING REMUNERATION CONDITIONS	6-mo. interest of 105.5% of CDI
12 – PREMIUM/DISCOUNT	
13 – NOMINAL VALUE (Brazilian reais – R$)	10,000.00
14 – AMOUNT ISSUED (R$ 000)	314,050
15 – QUANTITY OF DEBENTURES ISSUED (UNITS)	31,405
16 – OUTSTANDING DEBENTURES (UNITS)	31,405
17 – DEBENTURES IN TREASURY (UNITS)	0
18 – DEBENTURES REDEEMED (UNITS)	0
19 – DEBENTURES CONVERTED (UNITS)	0
20 – UNPLACED DEBENTURES (UNITS)	0
21 – DATE OF LAST RESET	
22 – DATE OF NEXT EVENT	5/02/2006

15.01 – INVESTMENT PROJECTS

Investments in the first quarter of 2006 totaled R$ 44,2 million in the main projects:

- Acquisition of forests and forestation;
- Adjustment of recovery boiler precipitators of Monte Alegre, state of Paraná;
- Replacement of the tertiary superheater of the recovery boiler of Otacílio Costa, state of Santa Catarina;
- Refurbishment of paper machine in Angatuba, state of São Paulo;
- Acquisition of technology in the unit in Lages, state of Santa Catarina.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

IN ACCORDANCE WITH THE REGULATIONS FOR CORPORATE GOVERNANCE PRACTICES – LEVEL 1, WE PRESENT BELOW ADDITIONAL INFORMATION ON THE COMPANY AS OF MARCH 31, 2006.

i COMPANY'S OWNERSHIP INTEREST INCLUDING SHAREHOLDERS WITH MORE THAN 5% OF VOTING CAPITAL, DETAILED UP TO THE LEVEL OF INDIVIDUALS

a) Company's ownership interest

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Klabin Irmãos & Cia.	163,797,753	51.70			163,797,753	17.85
Niblak Participações S.A.	24,699,654	7.80			24,699,654	2.69
Monteiro Aranha S.A.	63,458,605	20.03	25,346,363	4.22	88,804,968	9.68
Other (*)	64,871,551	20.47	575,509,370	95.78	640,380,921	69.78
TOTAL	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**

(*) Shareholders with less than 5% of voting capital.

b) Ownership interest of controlling shareholders, up to the level of individuals

CONTROLLING SHAREHOLDER/INVESTOR:
(*) Klabin Irmãos & Cia.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Jacob Klabin Lafer Adm. Partic. S.A.	1	12.52
Miguel Lafer Participações S.A.	1	6.26
VFV Participações S.A.	1	6.26
PRESH S.A.	1	12.52
GL S.A. Participações	1	12.52
GLIMDAS Participações S.A.	1	11.07
DARO Participações S.A.	1	11.07
DAWOJOBE Participações S.A.	1	11.07
ESLI Participações S.A.	1	8.36
LKL Participações S.A.	1	8.35
TOTAL	**10**	**100.00**

(*)General partnership, with capital in the amount of R$ 1,000,000.00, represented by shares of various amounts.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Jacob Klabin Lafer Adm. Partic. S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Miguel Lafer	446,458	50.00
Vera Lafer	446,458	50.00
TOTAL	892,916	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Miguel Lafer Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Miguel Lafer	928,270,312	99.9999
Mildred Lafer	688	0.0001
TOTAL	928,271,000	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
VFV Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Vera Lafer	928,270,312	99.9999
Other	688	0.0001
TOTAL	928,271,000	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
PRESH S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Sylvia Lafer Piva			17,658,895	99.99993	17,658,895	66.66662
Pedro Franco Piva			12	0.00007	12	0.00005
Horácio Lafer Piva	2,943,151	33.33333			2,943,151	11.11111
Eduardo Lafer Piva	2,943,151	33.33333			2,943,151	11.11111
Regina Piva Coelho Magalhães	2,943,151	33.33333			2,943,151	11.11111
TOTAL	8,829,453	100.00000	17,658,907	100.00000	26,488,360	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
GL S.A. Participações

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Graziela Lafer Galvão	4,233,864	99.99991	8,467,726	99.99993	12,701,590	99.99992
Other	4	0.00009	6	0.00007	10	0.00008
TOTAL	4,233,868	100.00000	8,467,732	100.00000	12,701,600	100.00000

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
GLIMDAS Participações S.A.

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Israel Klabin			276,794	66.090	276,794	13.310
GLIMDAS-ALPHA Particip. Ltda.			142,020	33.910	142,020	6.830
Alberto Klabin (*)	276,787	16.666			276,787	13.310
Leonardo Klabin (*)	276,787	16.666			276,787	13.310
Stela Klabin (*)	276,787	16.666			276,787	13.310
Maria Klabin (*)	276,787	16.666			276,787	13.310
Dan Klabin (*)	276,787	16.666			276,787	13.310
Gabriel Klabin (*)	276,787	16.666			276,787	13.310
Espólio Maurício Klabin (*)	29	0.002			29	
TOTAL	1,660,751	99.998	418,814	100.000	2,079,565	100.000

(*) Shares subject to usufruct, with the usufructuary Israel Klabin having voting right.

CONTROLLING SHAREHOLDER/INVESTOR:
GLIMDAS-ALPHA Participações Ltda.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Israel Klabin	4,072	14.28772
Alberto Klabin	4,071	14.28421
Leonardo Klabin	4,071	14.28421
Stela Klabin	4,071	14.28421
Maria Klabin	4,071	14.28421
Dan Klabin	4,071	14.28421
Gabriel Klabin	4,071	14.28421
Other	2	0.00702
TOTAL	28,500	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
DARO Participações S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Daniel Miguel Klabin	1,420,564	53.065
Rose Klabin (*)	418,821	15.645
Amanda Klabin (*)	418,821	15.645
David Klabin (*)	418,821	15.645
TOTAL	2,677,027	100.000

(*) Shares subject to usufruct, with the usufructuary Daniel Miguel Klabin having voting right.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
DAWOJOBE Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Armando Klabin	4	
Wolff Klabin (*)	442,878,289	25.00
Daniela Klabin (*)	442,878,289	25.00
Bernardo Klabin (*)	442,878,289	25.00
José Klabin (*)	442,878,289	25.00
TOTAL	1,771,513,160	100.00

(*) Shares subject to usufruct, with the usufructuary Armando Klabin having voting right.

CONTROLLING SHAREHOLDER/INVESTOR:
ESLI Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Lilia Klabin Levine	17,673,750	99.9999
Espólio Alfred Landau	10	0.0001
TOTAL	17,673,760	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
LKL Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Lilia Klabin Levine	17,933,200	99.998
Other	300	0.002
TOTAL	17,933,500	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
Niblak Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
KL Participações Ltda.	6,076,071	25.0420
GL S.A. Participações	3,038,061	12.5211
KLA RO Participações Ltda.	2,686,869	11.0737
KLA PI Participações Ltda.	2,686,869	11.0737
DAWOJOBE Partic. S.A.	2,686,869	11.0737
MEKLA DELTA Participações Ltda.	4,050,722	16.6947
Pedro Franco Piva	3,038,061	12.5211
TOTAL	24,263,522	100.000

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
KL Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
Jacob Klabin Lafer Adm e Partic. S.A.	1	99.999
Miguel Lafer	1	0.001
TOTAL	2	100.000

(*) Limited liability company, with capital represented by shares of various amounts.

CONTROLLING SHAREHOLDER/INVESTOR:
KLA RO Participações Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
GLIMDAS Participações S.A.	20,421,452,628	99.999
Other	43,261	0.001
TOTAL	20,421,495,889	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
KLA PI Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
DARAM Participações Ltda.	2	99.999
Daniel Miguel Klabin	1	0.001
TOTAL	3	100.000

(*) Limited liability company, with capital represented by shares of various amounts.

CONTROLLING SHAREHOLDER/INVESTOR:
DARAM Participações Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
Daniel Miguel Klabin	10,604,389	53.53
Rose Klabin	3,068,340	15.49
Amanda Klabin	3,068,340	15.49
David Klabin	3,068,340	15.49
Other	2	
TOTAL	19,809,411	100.00

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
MEKLA DELTA Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
ESLI Participações S.A.	1	99.999
Other	2	0.001
TOTAL	3	100.000

(*) Limited liability company, with capital represented by shares of various amounts.

CONTROLLING SHAREHOLDER/INVESTOR:
Monteiro Aranha S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Joaquim Francisco M. de Carvalho	1,626,653	14.03
Fundo de Pensões Banco Espirito Santo Lisboa (*)	1,168,121	10.07
Bradesco Capitalização S.A.	1,192,483	10.28
Soc. Técnica Monteiro Aranha Ltda.	961,338	8.29
Olavo Egydio Monteiro de Carvalho	905,043	7.80
Euroamerican Finance Corporation (*)	869,820	7.50
AMC Participações S/C Ltda.	599,526	5.17
CEJMC Participações S/C Ltda.	599,526	5.17
SAMC Participações S/C Ltda.	599,526	5.17
Joaquim Álvaro M. de Carvalho	482,526	4.16
Treasury shares	195,399	1.68
Other (**)	2,397,636	20.68
TOTAL	11,597,597	100.00

(*) Foreign company.
(**) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Capitalização S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Bradesco Vida e Previdência S.A.	451,623	100.00
TOTAL	451,623	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Seguros S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Banco Bradesco S.A.	627,530	100.00
TOTAL	627,530	100.00

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Banco Bradesco S.A.

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Cidade de Deus Cia Cial de Particip.	237,034,854	48.38	1,058,742	0.22	238,093,596	24.30
Fundação Bradesco	71,022,366	14.50	19,601,306	4.00	90,623,672	9.25
Banco Bilbao Vizcaya Argentaria S.A. (*)	24,732,570	5.05	8,999,172	1.84	33,731,742	3.44
Banco Espírito Santo (*)	26,154,826	5.34			26,154,826	2.67
Other (**)	130,969,688	26.73	460,279,618	93.94	591,249,306	60.34
TOTAL	489,914,304	100.00	489,938,838	100.00	979,853,142	100.00

(*) Foreign company.
(**) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Cidade de Deus Cia. Comercial de Participações

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Nova Cidade de Deus Partic. S.A.	2,333,056,605	44.43
Fundação Bradesco	1,724,997,712	32.85
Lia Maria Aguiar	417,744,408	7.96
Lina Maria Aguiar	442,193,236	8.42
Other (*)	332,631,968	6.34
TOTAL	5,250,623,929	100.00

(*) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Nova Cidade de Deus Partic. S.A.

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Fundação Bradesco	91,340,406	46.30	209,037,114	98.35	300,377,520	73.29
Cx. Benef. dos Funcionários Bradesco			3,511,005	1.65	3,511,005	0.86
Elo Participações S.A.	105,932,096	53.70			105,932,096	25.85
TOTAL	197,272,502	100.00	212,548,119	100.00	409,820,621	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Elo Participações S.A.

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Lázaro de Mello Brandão	7,882,512	5.84			7,882,512	3.97
Shareholders (*)	127,172,555	94.16	63,696,161	100.00	190,868,716	96.03
TOTAL	135,055,067	100.00	63,696,161	100.00	198,751,228	100.00

(*) No shareholder holds, individually, more than 5% of voting capital.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Soc. Técnica Monteiro Aranha Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Joaquim Monteiro de Carvalho	343,634	99.999
Other	3	0.001
TOTAL	343,637	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
AMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Astrid Monteiro de Carvalho	4,015,162	99.99998
Soc. Técnica Monteiro Aranha Ltda.	1	0.00002
TOTAL	4,015,163	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
CEJMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Celi Elisabete Júlia M. de Carvalho	2,923,469	99.99997
Soc. Técnica Monteiro Aranha Ltda.	1	0.00003
TOTAL	2,923,470	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
SAMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Sérgio Alberto M. de Carvalho	2,923,469	99.99997
Soc. Técnica Monteiro Aranha Ltda.	1	0.00003
TOTAL	2,923,470	100.00000

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CHANGES IN OWNERSHIP INTEREST

		April 1, 2005		Change				March 31, 2006		
Shareholders	Type	Number of shares	%	Purchase Subscription	Sale	New members	Cancellation of shares	Members' withdrawal	Number of shares	%
Controlling shareholders	COMMON	201,962,562	63.75	115,357	(118,252)		(154,824)	201,804,843	63,70	(0.05)
	PREFERRED	131,250,215	21.84	15,924,734	(34,183,870)		(1,248,904)	111,742,175	18,60	(3.24)
Members of the Board of Directors	COMMON	34,660,163	10.94					34,660,163	10,94	0.00
	PREFERRED	19,850,153	3.30	7,888	(679,934)	2	(2)	19,178,107	3,19	(0.11)
Members of the Executive Board	COMMON	0	0.00					0	0,00	0.00
	PREFERRED	239,038	0.04					239,038	0,04	0.00
Members of the Fiscal Council	COMMON	1,000	0.00					1,000	0,00	0.00
	PREFERRED	3,541	0.00		(121)			3,420	0.00	0.00
Other Shareholders	COMMON	80,203,838	25.31	(115,357)	118,252		154,824	80,361,557	25,36	0.05
	PREFERRED	449,512,786	74.82	(15,932,622)	34,863,925	(2)	1,248,906	469,692,993	78,17	3.35
Total	**COMMON**	**316,827,563**	**100.00**	**0**	**0**	**0**	**0**	**316,827,563**	**100,00**	**0.00**
	PREFERRED	**600,855,733**	**100.00**	**0**	**0**	**0**	**0**	**600,855,733**	**100,00**	**(0.00)**

NUMBER OF SHARES ISSUED BY THE COMPANY THAT ARE DIRECTLY OR INDIRECTLY HELD BY THE CONTROLLING SHAREHOLDERS, EXECUTIVES AND BOARD MEMBERS

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**Total**	**%**
Controlling shareholders	201,804,843	63.70	111,742,175	18.60	313,547,018	34.17
Members of the Board of Directors	34,660,163	10.94	19,178,107	3.19	53,838,270	5.87
Members of the Executive Board			239,038	0.04	239,038	0.03
Members of the Fiscal Council	1,000		3,420		4,420	

NUMBER OF OUTSTANDING SHARES

	SHARES					
	COMMON	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Controlling shareholders	201,804,843	63.70	111,742,175	18.60	313,547,018	34.17
Outstanding shares	115,022,720	36.30	489,113,558	81.40	604,136,278	65.83
Total	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

OTHER INFORMATION

Relationship with Independent Auditors

In conformity with CVM Instruction No. 381/03, the auditing firm Deloitte Touche Tohmatsu Auditores Independentes did not provide non-audit services representing more than 5% of its total fees.

The Company's policy for non-audit services contracted from its independent auditors is based on principles designed to ensure the independence of the auditors. Those principles, which follow internationally accepted standards, consist of: (a) the auditor must not audit his own work, (b) the auditor must not perform managerial jobs at his client, and (c) the auditor must not promote his client's interests.

17.01 – INDEPENDENT ACCOUNTANTS' REVIEW REPORT - UNQUALIFIED

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo – SP

1. We have performed a special review of the accompanying interim financial statements of Klabin S.A. and subsidiaries (Company and Consolidated), consisting of the balance sheets as of March 31, 2006, and the related statements of income for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to above for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. Our review was conducted for the purpose of issuing a review report on the interim financial statements referred to in paragraph 1 taken as whole. The individual and consolidated statements of cash flows for the quarter ended March 31, 2006 are presented for purposes of additional analysis and are not a required part of the interim financial statements. Such statements have been subjected to the review procedures described in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made to these supplemental statements in order for them to be fairly presented, in all material respects, in relation to the interim financial statements for the quarter ended March 31, 2006 taken as a whole.

5. We had previously audited and reviewed the Company and consolidated balance sheets as of December 31, 2005 and the Company and consolidated statements of income and supplemental statements of cash flows for the quarter ended March 31, 2005, presented for comparative purposes, and issued an unqualified opinion thereon and an unqualified review report thereon, dated February 3, 2006 and April 22, 2005, respectively.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 20, 2006

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Eduardo Jorge Costa Martins
Engagement Partner

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89,637,490/0001-45

CONTENTS

RK0033.DOC